09046471

082-04420

AR/S
12-31-08

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2008 AND 2007

082-04420

RECEIVED
2008 JUL -7 A 10:28

12-31-08
AR/S

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2008 AND 2007

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Stockholders of Evergreen Marine Corporation

We have audited the accompanying consolidated balance sheets of Evergreen Marine Corporation (the "Company") and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, of changes in stockholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of certain consolidated subsidiaries as of and for the years ended December 31, 2008 and 2007 were audited by other auditors, whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included in the consolidated financial statements and information disclosed in Note 11 relating to these consolidated subsidiaries and long-term equity investments, is based solely on the reports of the other auditors. Those statements reflect total assets of 53,341,089 and 55,752,105 thousand New Taiwan dollars, constituting 39.99% and 40.32% of the consolidated total assets as of December 31, 2008 and 2007, and net operating revenues of 42,091,169 and 42,688,889 thousand New Taiwan dollars, constituting 32.63% and 29.46% of the consolidated net operating revenues for the years then ended, respectively. The financial statements of certain investee companies accounted for under the equity method as of and for the years ended December 31, 2008 and 2007, were also audited by other auditors, whose reports have been furnished to us. Long-term investments in these investee companies amounted to 17,194,932 and 18,639,656 thousand New Taiwan dollars, constituting 12.89% and 13.48% of the consolidated total assets as of December 31, 2008 and 2007 and the related investment loss was 544,945 and 261,708 thousand New Taiwan dollars for the years then ended, respectively.

We conducted our audits in accordance with the "Rules Governing the Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation and its subsidiaries as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with the "Rules Governing the Preparation of Financial statements by Securities Issuers" and generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers
April 20, 2009
Taipei, Taiwan
Republic of China

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.
As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 26,989,418	$ 21,602,307
Financial assets at fair value through profit or loss - current (Note 4(2))	628,630	1,650,835
Notes receivable, net	103,841	1,027
Accounts receivable, net (Note 4(3))	7,755,282	13,087,798
Accounts receivable, net - related parties (Notes 4(3) and 5)	250,266	357,704
Other receivables (Note 4(4))	1,445,779	1,233,179
Other receivables - related parties (Notes 4(4) and 5)	591,218	111,852
Other financial assets - current (Note 4(5))	1,363,494	105,727
Inventories (Note 4(6))	2,133,250	2,002,395
Prepaid expenses	305,065	2,232,082
Prepayments	681,060	198,786
Deferred income tax assets - current (Note 4(28))	912,967	267,712
Restricted assets (Note 6)	132,187	184,411
Other current assets - other (Notes 4(7) and 5)	2,630,649	3,266,565
Total current assets	45,923,106	46,302,380
Funds and Investments		
Available-for-sale financial assets - non-current (Note 4(8))	392,588	772,064
Financial assets carried at cost - non-current (Notes 4(9) and 6)	5,089,567	5,040,770
Investments in bonds without active markets - non- current (Note 4(10))	-	12,157
Long-term equity investments accounted for under the equity method (Note 4(11))	26,040,472	27,367,203
Other long-term investments	3,957	10,456
Total funds and investments	31,526,584	33,202,650
Property, Plant and Equipment (Notes 4(12), 5 and 6)		
Land	2,178,735	2,145,939
Buildings	2,926,152	2,202,217
Machinery and equipment	754,587	776,976
Loading and unloading equipment	7,179,562	7,228,520
Computer and communication equipment	280,130	160,932
Transportation equipment	26,166,452	25,213,975
Ships and equipment	58,869,159	59,963,219
Dock and wharf equipment	150,013	296,619
Office equipment	468,647	1,755,883
Leased assets	14,532	-
Leasehold improvements	15,878	-
Cost and revaluation increments	99,003,847	99,744,280
Less: Accumulated depreciation	(43,934,094)	(41,467,052)
Prepayments for equipment	146,860	3,861
Total property, plant and equipment, net	55,216,613	58,281,089
Intangible assets		
Deferred pension costs	118,015	151,012
Other Assets		
Refundable deposits (Note 6)	400,882	108,167
Deferred expenses	202,314	142,754
Long-term installment receivables (Note 4(13))	-	37,122
Other assets - other	10,494	56,740
Total other assets	613,690	344,783
TOTAL ASSETS	$ 133,398,008	$ 138,281,914

(Continued)

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term loans (Note 4(14))	$ 2,885,625	$ 98,723
Financial liabilities at fair value through profit or loss - current (Note 4(15))	3,727,024	1,453,103
Derivative financial liabilities for hedging - current (Note 4(16))	-	3,892
Notes payable	2,796	6,930
Accounts payable	3,625,083	13,062,244
Accounts payable - related parties (Note 5)	205,502	135,614
Income tax payable (Note 4(28))	621,174	613,256
Accrued expenses (Note 4(17))	10,697,819	11,318,550
Other payables - related parties (Note 5)	313,740	-
Other payables	1,075,599	590,317
Long-term liabilities - current portion (Note 4(18))	1,669,912	4,761,212
Other current liabilities (Note 5)	3,166,337	4,174,841
Total current liabilities	27,990,611	36,218,682
Long-term Liabilities		
Financial liabilities at fair value through profit or loss - non-current (Note 4(19))	818,728	-
Financial liabilities carried at cost - non-current (Note 4(20))	-	9,004
Bonds payable (Note 4(21))	-	801,964
Long-term loans (Note 4(22))	32,944,448	21,862,888
Total long-term liabilities	33,763,176	22,673,856
Other Liabilities		
Accrued pension liabilities (Note 4(23))	809,943	720,223
Guarantee deposits received	37,565	41,428
Deferred income tax liabilities - non-current (Note 4(28))	2,243,905	1,833,897
Other liabilities - other	837,904	1,311,990
Total other liabilities	3,929,317	3,907,538
Total liabilities	65,683,104	62,800,076
Stockholders' Equity		
Capital (Note 4(24))		
Common stock	30,609,390	30,338,695
Capital Reserves (Note 4(25))		
Paid-in capital in excess of par value of common stock	4,787,505	4,493,300
Capital reserve from donated assets	371	371
Capital reserve from long-term investments	1,560,794	1,515,806
Capital reserve - other	6,713	6,713
Retained Earnings (Note 4(26))		
Legal reserve	7,522,313	6,484,143
Special reserve	957,344	957,344
Undistributed earnings	18,161,703	23,843,660
Other Adjustments to Stockholders' Equity		
Unrealized gain or loss on financial instruments	(776,363)	453,193
Cumulative translation adjustments	895,498	2,074,210
Unrecognized pension cost	(479,092)	(469,755)
Total Equity Attributable to Stockholders of the Company	63,246,176	69,697,680
Minority interest	4,468,728	5,784,158
Total stockholders' equity	67,714,904	75,481,838
Commitment And Contingent Liabilities (Note 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 133,398,008	$ 138,281,914

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
Operating Revenue (Notes 4(27) and 5)	$ 129,002,256	$ 144,924,457
Operating Costs (Notes 4(30) and 5)	(120,387,407)	(130,605,936)
Gross profit	8,614,849	14,318,521
Operating Expenses (Notes 4(30) and 5)		
General and administrative expenses	(5,785,390)	(3,996,094)
Operating income	2,829,459	10,322,427
Non-operating Income and Gains		
Interest income	751,472	450,444
Investment income accounted for under the equity method (Note 4(11))	-	186,811
Dividend income	346,118	302,669
Gain on disposal of property, plant and equipment	1,358,268	2,428,443
Gain on disposal of investments	64,641	53,619
Foreign exchange gain, net	-	891,106
Rental income (Note 5)	123,113	73,211
Others	429,610	209,614
Non-operating Income and Gains	3,073,222	4,595,917
Non-operating Expenses and Losses		
Interest expense	(467,426)	(403,320)
Loss on valuation of financial assets (Note 4(2))	(55,864)	(136,391)
Loss on valuation of financial liabilities (Note 4(15))	(3,519,086)	(777,995)
Investment loss accounted for under the equity method (Note 4(11))	(72,373)	-
Loss on disposal of property, plant and equipment	(28,879)	(2,341)
Foreign exchange loss, net	(247,348)	-
Financing charges	(8,668)	(28,604)
Impairment loss (Note 4(9))	-	(119,000)
Others	(30,932)	(15,848)
Non-operating Expenses and Losses	(4,430,576)	(1,483,499)
Income from continuing operations before income tax	1,472,105	13,434,845
Income tax expense (Note 4(28))	(453,078)	(1,411,168)
Consolidated net income	$ 1,019,027	$ 12,023,677
Attributable to:		
Equity holder of the Company	$ 639,266	$ 10,381,702
Minority interest	379,761	1,641,975
	$ 1,019,027	$ 12,023,677

	2008 Before Tax	2008 After Tax	2007 Before Tax	2007 After Tax
Basic earnings per share (Note 4(29))				
Net income from continuing operations	$ 0.48	$ 0.33	$ 4.56	$ 4.08
Minority interest income	(0.18)	(0.12)	(0.62)	(0.55)
Net income	$ 0.30	$ 0.21	$ 3.94	$ 3.53
Diluted earnings per share (Note 4(29))				
Net income from continuing operations	$ 0.48	$ 0.33	$ 4.37	$ 3.91
Minority interest income	(0.18)	(0.12)	(0.60)	(0.53)
Net income	$ 0.30	$ 0.21	$ 3.77	$ 3.38

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
	Common stock	Capital Reserves	Legal reserve	Special reserve	Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Minority interest	Total
Year 2007										
Balance at January 1, 2007	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ 3,699,417	$ 61,012,509
Appropriation of 2006 earnings										
Legal reserve	-	-	41,158	-	(41,158)	-	-	-	-	-
Cash dividend	-	-	-	-	(877,045)	-	-	-	-	(877,045)
Bonuses to employees	-	-	-	-	(33,620)	-	-	-	-	(33,620)
Remuneration to directors and supervisors	-	-	-	-	(7,000)	-	-	-	-	(7,000)
Conversion of convertible bonds into common stock	1,179,402	1,139,699	-	-	-	-	-	-	-	2,319,101
Adjustments to retained earnings due to changes in percentages of shareholding resulting from changes in investees' capital reserves	-	401	-	-	-	22,308	(82,336)	21,955	-	(37,672)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	268,393	-	-	268,393
Unrealized gain on available-for-sale assets	-	-	-	-	-	147,733	-	-	-	147,733
Unrealized gain on cash flow hedges	-	-	-	-	-	193,469	-	-	-	193,469
Unrecognition pension cost	-	-	-	-	-	-	-	29,527	-	29,527
Consolidated net income for 2007	-	-	-	-	10,381,702	-	-	-	1,641,975	12,023,677
Minority interest	-	-	-	-	-	-	-	-	442,766	442,766
Balance at December 31, 2007	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 5,784,158	$ 75,481,838
Year 2008										
Balance at January 1, 2008	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 5,784,158	$ 75,481,838
Unrealized gain on sale of amortized financial assets carried at cost	-	-	-	-	-	9,371	-	-	-	9,371
Appropriation of 2007 earnings										
Legal reserve	-	-	1,038,170	-	(1,038,170)	-	-	-	-	-
Cash dividend	-	-	-	-	(5,201,453)	-	-	-	-	(5,201,453)
Bonuses to employees	-	-	-	-	(36,000)	-	-	-	-	(36,000)
Remuneration to directors and supervisors	-	-	-	-	(45,600)	-	-	-	-	(45,600)
Conversion of convertible bonds into common stock	270,695	294,205	-	-	-	-	-	-	-	564,900
Adjustments to retained earnings due to changes in percentages of shareholding resulting from changes in investees' capital reserves	-	44,988	-	-	-	(864,686)	115,949	66,277	-	(637,472)
Translation adjustments arising from investees' financial statement denominated in foreign currencies	-	-	-	-	-	-	(1,294,661)	-	-	(1,294,661)
Unrealized gain on available-for-sale assets	-	-	-	-	-	(377,160)	-	-	-	(377,160)
Unrealized gain on cash flow hedges	-	-	-	-	-	2,919	-	-	-	2,919
Unrecognition pension cost	-	-	-	-	-	-	-	(75,614)	-	(75,614)
Consolidated net income for 2008	-	-	-	-	639,266	-	-	-	379,761	1,019,027
Minority interest	-	-	-	-	-	-	-	-	(1,695,191)	(1,695,191)
Balance at December 31, 2008	$ 30,609,390	$ 6,355,383	$ 7,522,313	$ 957,344	$ 18,161,703	($ 776,363)	$ 895,498	($ 479,092)	$ 4,468,728	$ 67,714,904

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated net income	$ 1,019,027	$ 12,023,677
Adjustments to reconcile consolidated net income to net cash provided by operating activities:		
Depreciation	5,552,451	4,702,137
Amortization	42,972	50,541
Reclassification of depreciation of dock facilities to operating costs and others	443,616	602,613
Reclassification of amortization of deferred charges to others	27,286	38,903
Net gain on disposal of property, plant and equipment	(1,085,944)	(1,888,626)
Excess of equity-accounted investment gain over cash dividends	584,190	227,238
Loss on impairment of financial assets carried at cost	-	119,000
Interest compensation of convertible bonds	(4,965)	(4,650)
Net gain on disposal of long-term equity investments accounted for under the equity method	(105,413)	-
Gain on sale of available-for-sale financial assets	(19,883)	(12,923)
Interest amortization of financial assets and unrealized exchange gains	(256)	(1,026)
Loss on disposal of investments in bonds without active markets	12,451	-
Loss on disposal of other long-term investments	3,471	-
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	4,110,910	3,190,988
Notes and accounts receivable	5,517,480	2,275,911
Other receivables	(698,907)	657,916
Other financial assets	(1,257,767)	356
Inventories	(111,693)	272,472
Prepaid expenses and prepayments	1,471,988	(1,188,113)
Restricted assets	52,224	(49,496)
Agent accounts	(868,944)	1,458,003
Agency reciprocal accounts	901,338	(689,777)
Other current assets	179,295	23,048
Refundable deposits	(291,818)	487,145
Other assets	47,000	-
Notes and accounts payable	(9,511,361)	7,041,385
Income tax payable	6,355	(83,030)
Accrued expenses	(726,578)	(8,391,648)
Other payables	767,519	(1,104,639)
Other current liabilities	(597,173)	21,374
Accrued pension liabilites	54,346	60,932
Deferred income tax assets / liabilities	(235,707)	500,762
Taxes due to unrealized gain or loss on cash flow hedge	(973)	(64,488)
Other liabilities	(487,207)	(619,714)
Net cash provided by operating activities	4,789,330	19,656,271

(Continued)

EVERGREEN MARINE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of available-for-sale financial assets - non current	$ 22,199	$ 14,080
Acquisition of financial assets carried at cost - non current	(3,197)	(43,750)
Proceeds from sale of financial assets carried at cost - non current	-	581,000
Proceeds from capital reduction of investee	1,705	3,409
Proceeds from sale of investments in bonds without active markets	329	-
Acquisition of long-term equity investments accounted for under the equity method	(459,304)	(464,398)
Proceeds from sale of long-term equity investments accounted for under the equity method	334,185	-
Acquisition of other long-term investments	-	(3,282)
Proceeds from sale of other long-term investments	2,853	-
Acquisition of property, plant and equipment	(9,078,544)	(8,271,710)
Proceeds from disposal of property, plant and equipment	1,812,787	2,585,537
Increase in deferred expenses	(131,922)	(65,386)
Decrease in long-term installment receivables	64,963	37,372
Net cash used in investing activities	(7,433,946)	(5,627,128)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in short-term loans	2,785,590	(735,277)
Increase in long-term loans	8,987,359	712,121
Decrease in corporate bonds payable	(1,500,000)	(2,500,100)
(Decrease) increase in guarantee deposits received	(4,413)	140
Distribution of cash dividends	(5,201,453)	(877,045)
Distribution of employees' bonuses and directors' and supervisors' remuneration	(81,600)	(40,620)
Net change in minority interest	(1,695,191)	442,766
Net cash provided by (used in) financing activities	3,290,292	(2,998,015)
Effect of initial consolidation of subsidiaries	-	1,429,589
Effect of exchange rate changes	4,741,435	(958,548)
Increase in cash and cash equivalents	5,387,111	11,502,169
Cash and cash equivalents at beginning of year	21,602,307	10,100,138
Cash and cash equivalents at end of year	$ 26,989,418	$ 21,602,307
SUPPLEMENTAL INFORMATION OF CASH FLOW		
Interest paid	$ 536,514	$ 500,665
Less: interest capitalized	-	-
Interest paid, net of interest capitalized	$ 536,514	$ 500,665
Income tax paid	$ 691,844	$ 1,042,172
Financing activities not affecting cash flows		
Long-term liabilities due within one year	$ 1,669,912	$ 4,761,212
Conversion of convertible bonds into common stock	$ 564,900	$ 2,319,100

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31,2008 AND 2007
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS/FOREIGN CURRENCY EXCEPT AS OTHERWISE INDICATED)

1.HISTORY AND ORGANIZATION

(1)The company

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") had authorized capital of $36,000,000 and issued capital of $30,609,360 as of December 31, 2008 with a par value of $10 (in dollars) per share. The Company is mainly engaged in domestic and international marine transportation, shipping agency services, and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company and its subsidiaries included in the consolidated financial statements had 4,807 employees as of December 31, 2008. The Company and its subsidiaries are collectively referred herein as the Group.

(2)Subsidiaries included in the consolidated financial statements and their changes in 2008

			Ownership (%)		
Investor	Subsidiary	Main activities	December 31, 2008	December 31, 2007	Description
The Company	TTSC	Cargo loading and discharging	55.00	55.00	
〃	Peony	Investments in transport-related business	100.00	100.00	
Peony	GMS	Container Shipping	100.00	100.00	
〃	Clove	Investments in container yards and port terminals	100.00	100.00	

Investor	Subsidiary	Main activities	Ownership (%) December 31, 2008	Ownership (%) December 31, 2007	Description
Peony	Vigor	Investments in container manufacturing	100.00	100.00	
〃	EMU	Container shipping	51.00	51.00	
〃	EHIC(M)	Manufacturing of dry steel containers and container parts	84.44	84.44	
〃	Armand N.V	Investments in container yards and port terminals	70.00	70.00	
〃	SGTC	Loading, discharging,storage, repairs, cleaning and inland transportation of containers	55.00	55.00	
〃	MBPI	Containers storage and inspections of containers at the customs house	95.30	95.30	
〃	MBT	Inland transportatioı repairs and cleaning of containers	86.91	86.91	MBT is 17.39% directly owned by Peony and 72.95% indirectly owned by Peony through MBPI. Therefore, Peony's total equity interest in MBT is 86.91%.

Investor	Subsidiary	Main activities	Ownership (%) December 31, 2008	Ownership (%) December 31, 2007	Description
Peony	Island	Investments in operating machinery and equipment of port terminals	43.65	43.65	Peony indirectly holds 15% and 36% equity interest in Island through EMU and Clove, respectively. Therefore, Peony's total equity interest in Island is 43.65%.
〃	EGS	Agency services dealing with port formalities	51.00	51.00	
〃	EGK	〃	100.00	100.00	
〃	EMI	〃	51.00	51.00	
〃	EGT	〃	51.00	51.00	
〃	EGI	〃	99.99	99.99	
〃	EMA	Agency services dealing with port formalities	51.00	51.00	
〃	EIT	〃	55.00	55.00	
〃	EES	〃	55.00	55.00	
〃	ERU	〃	51.00	51.00	
〃	EGD	〃	100.00	100.00	

Investor	Subsidiary	Main activities	Ownership (%) December 31, 2008	Ownership (%) December 31, 2007	Description
Peony	EGU(DBL)	〃	100.00	100.00	
〃	EGD(WWX)	〃	100.00	100.00	
〃	EGF	〃	99.40	99.40	
〃	EGN	〃	100.00	100.00	
〃	EGV	〃	51.00	51.00	
〃	EGB	〃	95.00	99.99	
Clove	Ample	Investments in container yards and port terminals	90.00	90.00	
Armand N.V.	Armand B.V.	〃	100.00	100.00	
Island	Whitney	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	
〃	Hemlock	〃	100.00	100.00	

A. For the information on investee companies included in the consolidated financial statements for the year ended December 31, 2008, please refer to Note 11.

B. Subsidiaries that are included in the consolidated financial statements:

a) EGS, EGK, EMI, EGT, EGI, and EMA were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 51%, 100%, 51%, 51%, 99.99% and 51%, respectively.

b) EIT, EES, ERU, EGD, EGU(DBL), EGD(WWX), EGF, EGN, EGV and EGB were acquired by Peony in December 31, 2007, Peony's equity interest were 55%, 55%, 51%, 100%, 100%, 100%, 99.4%, 100%, 51% and 99.99%, respectively.

c) On October 31, 2008, Peony resolved to reduce its capital in EGB, from 99.99% to 95%, and the proceeds, based on its proportionate equity interest, were received. No gain or loss was incurred.

(3)Subsidiary not included in the consolidated financial statements: None.

(4)Adjustments for subsidiaries with different balance sheet dates: None.

(5)Special operating risks in foreign subsidiaries: None.

(6)Nature and extent of the restrictions on fund remittance from subsidiaries to the parent company: None.

(7)Contents of subsidiaries' securities issued by the parent company: None.

(8)Information on convertible bonds and common stock issued by subsidiaries: None.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Group are prepared in conformity with the " Rules Governing the Preparation of Financial Statements by Securities Issuers" and accounting principles gererally accepted in the Republic of China. The Group's significant accounting policies are as summarized below:

(1)Classification of current and non-current items

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

C.Financial liabilities that expire within 12 months from the balance sheet date which meet the following conditions are classified as non-current liabilities:

a) The original contract term exceeds one year.

b) Intended for long-term refinancing.

c) Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

(2)Foreign currency transactions

A. The Company and its subsidiaries maintain their accounts in New Taiwan dollars and their respective functional currencies, respectively. Transactions denominated in foreign currencies are translated into New Taiwan dollars or their functional currencies at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(3)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which are carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(4)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

(5)Financial assets and financial liabilities at fair value through profit or loss

A. Financial assets and financial liabilities at fair value through profit or loss are recognized and derecognized using trade date accounting and are recognized initially at fair value.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks, OTC stocks and closed-end mutual funds is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

C. When a derivative is an ineffective hedging instrument, it is initially recognized at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. If a derivative is a non-option derivative, the fair value initially recognized is zero.

(6)Available-for-sale financial assets

A. Available-for-sale financial assets are recognized and derecognized using trade date accounting and are initially stated at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that has been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(7)Investments in bonds without active markets

A. Investment in bonds without active markets is recognized and derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. This financial asset is carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If, subsequently, the fair value of the asset increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the previously recognized impairment loss shall be reversed to the extent of the amount of the amortized cost that would have been recognized at the date the impairment is reversed.

(8)Financial assets and financial liabilities carried at cost

A. Investment in unquoted equity instruments is recognized or derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(9)Derivative financial assets for hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

A. Fair value hedges:

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss. Changes in the fair value of the hedged asset or liability that are attributable to the hedged item are recognized in profit or loss as an adjustment to the carrying amount of the hedged item.

B. Cash flow hedges:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

a)If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are transferred to profit or loss in the same period or periods when the hedged item affects profit or loss.

b)If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized directly in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss, However, any loss or portion of a loss recognized directly in equity expected not to be recovered in the future is reclassified to profit or loss.

c)Hedges of net investment in foreign operations:

Any gain or loss on the hedging instrument is recognized in equity; gains and losses accumulated in equity are recognized in profit or loss when the foreign operation is disposed.

(10)Derecognition of financial assets and liabilities

A. Derecognition of the whole or parts of a financial asset occurs after the contractual rights that compose the asset is expired. When the whole or parts of a financial asset is transferred and contractual rights that compose the asset are given up, the proceeds received is treated as sales. When the transfer of financial assets does not qualify as a loss of contractual rights, then such transfer of assets is recognized as secured loan. Reacquisition of such assets' rights is not recognized as derivative financial assets.

B. Derecognition of the whole or parts of a financial liability occurs after the obligation specified in the contract binding the financial liability is discharged, cancelled or expired. On grounds of either an exchange of a financial liability for another one with its creditor based on different terms or a significant modification of the original terms, such transaction is recognized as an extinguishment of the original financial liability and a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized as gains or losses in the same period of such transaction.

(11)Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibility of notes, accounts, and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(12)Inventories

Inventories refer to fuel inventories and steel inventories. Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year. The perpetual inventory system is adopted for steel inventory recognition. Steel inventories are stated at cost. The cost is determined using the weighted-average method. At the end of year, inventories are evaluated at the lower of aggregate cost or market value. The market value is based on the replacement cost for raw materials and supplies and net realizable value for work in process, finished goods and merchandise.

(13)Long-term equity investments accouunted for under the equity method

A. Long-term equity investments in which the Group holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains.

B. Exchange differences arising from translation of financial statements of overseas investee companies accounted for under the equity method are recorded as "cumulative translation adjustments" under stockholders' equity.

(14)Property, plant and equipment

A. Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B. Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

C. Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

D. For ships and equipment that are still in use after expiration of their useful lives, depreciation is provided based on the original method and the reassessed useful lives and salvage value. For other assets that are still in use after expiration of their useful lives, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful lives based on their carrying values adjusted for the impairment loss.

(15)Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and the remaining are amortized over 2-3 years.

(16)Impairment of non-financial assets

The Group recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered.

(17)Convertible bonds

Bonds payable issued before December 31, 2005 are accounted for as follows:

A. Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

B. When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

C. Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

D. Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

(18)Pension

Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation, and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

(19)Income taxes

A. Inter-period and intra-period income tax allocation methods are employed. Provision for income tax includes deferred income tax resulting from temporary differences, investment tax credits and loss carryforward. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized. Over or under provision of prior years' income tax liabilities is included in current year's income tax.

B. Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C. An additional 10% tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

(20)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, pursuant to EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration", the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such a recognition is required under legal obligation or constructive obligation and those amounts can be estimated reasonably. However, if the accrued amounts for employees' bonuses and directors' and supervisors' remuneration are significantly different from the actual distributed amounts resolved by the stockholders at their annual stockholders' meeting subsequently, the differences shall be recognized as gain or loss in the following year. In addition, in accordance with EITF97-127 of the Accounting Research and Development Foundation, R.O.C., dated March 31, 2008, "Criteria for Listed Companies in Calculating the Number of Shares of Employees' Stock Bonus", the Company calculates the number of shares of employees' stock bonus based on the closing price of the Company's common stock at the previous day of the stockholders' meeting held in the year following the financial reporting year, and after taking into account the effects of ex-rights and ex-dividends.

(21)Revenue, cost and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(22)Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. If the effective dates of the aforementioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

(23)Use of estimates

A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B. Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

A. Effective January 1, 2007, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on the Company's financial statements as of and for the year ended December 31, 2008.

B. Effective January 1, 2008, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 39, "Accounting for Share-based Payment". Such change in accounting principle had no effect on the Company's financial statements as of and for the year ended December 31, 2008.

C. Effective January 1, 2008, the Group adopted EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007.Such change in accounting principle had no effect on the Company's financial statements as of and for the year ended December 31, 2008.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	December 31, 2008	December 31, 2007
Cash	$ 183,256	$ 14,064
Checking accounts	13,445	36,389
Demand deposits	23,582	28,667
Foreign currency deposits	4,415,093	8,347,461
Time deposits (New Taiwan dollars)	1,176,700	835,500
Time deposits (Foreign currencies)	21,243,427	12,301,275
Add: Unrealized foreign exchange (loss) gain	(66,085)	38,951
	$ 26,989,418	$ 21,602,307
Interest rates on the above time deposits (Inclusive of NTD and foreign currencies)	0.02%~15.60%	0.83%~12.50%

(2)Financial assets at fair value through profit or loss - current

	December 31, 2008	December 31, 2007
Financial assets held for trading		
Listed (TSE and OTC) stocks	$ 290	$ 35,113
Beneficiary certificates	627,283	1,395,832
Interest rate swap (IRS)	5,340	18,161
Currency exchange swap (CCS)	24,355	10,606
Oil swap	-	54,343
Structured financial instruments	36,183	329,146
	693,451	1,843,201
Adjustment	(64,821)	(192,366)
	$ 628,630	$ 1,650,835

A. As of December 31, 2008 and 2007, the Group recognized net loss of $55,864 and $136,391, respectively.

B. Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(3)Accounts receivable, net

	December 31, 2008	December 31, 2007
Non-related parties	$ 7,782,295	$ 13,088,408
Add: Unrealized foreign exchange (loss) gain	(5,369)	4,785
Less: Allowance for doubtful accounts	(21,644)	(5,395)
	7,755,282	13,087,798
Related parties	250,266	357,704
	$ 8,005,548	$ 13,445,502

(4)Other receivables

	December 31, 2008	December 31, 2007
Non-related parties		
Accrued income	$ 300,006	$ 3,987
Tax refund recievable	48,844	14,210
Accounts receivable from disposal of investment	485,554	72,413
Current portion of long-term installment receivable	-	27,841
Incentive credits receivable from Kaohsiung Harbor Bureau	92,577	237,002
Others	518,798	877,726
	1,445,779	1,233,179
Related parties		
Financing receivable and others	591,218	111,852
	$ 2,036,997	$ 1,345,031

(5)Other financial assets - current

	December 31, 2008	December 31, 2007
Future transaction margin	$ 376,104	$ 105,727
Reverse repurchase agreement	987,390	-
	$ 1,363,494	$ 105,727

(6)Inventories

	December 31, 2008	December 31, 2007
Ship fuel	$ 1,522,751	$ 1,240,019
Steel and others	610,499	762,376
	$ 2,133,250	$ 2,002,395

(7)Other current assets

	December 31, 2008	December 31, 2007
Agency accounts	$ 984,581	$ 1,184,487
Agency reciprocal accounts	1,524,438	1,783,879
Temporary debits	121,630	298,199
	$ 2,630,649	$ 3,266,565

A. Agency accounts

These accounts occur when foreign agencies, based on the agreement with the Group, deal with foreign port formalities regarding arrival and departure of ships, cargo loading, discharging, and forwarding, collection of freight, and payment of expenses incurred in foreign ports.

B. Agency reciprocal accounts

Temporary accounts between the Group and Evergreen International S.A., Gaining Enterprise S.A., Italia Marittima S.P.A. and Evergreen Marine (Hong Kong) LTD. These accounts occur as these ship owners incur foreign port expenses and related rental expenses.

(8)Available-for-sale financial assets - non-current

	December 31, 2008	December 31, 2007
Listed (TSE and OTC) stocks		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	3,871	6,187
	494,672	496,988
Adjustments	(102,084)	275,076
	$ 392,588	$ 772,064

(9)Financial assets carried at cost - non-current

	December 31, 2008	December 31, 2007
Unlisted stocks	$ 5,089,567	$ 5,040,770

A. The Group's investment in unlisted stocks was measured at cost since its fair value cannot be measured reliably.

B. In April 2007, Taishin International Telecommunication Co., Ltd. purchased publicly-listed shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the year ended December 31, 2007.

C. In August 2008 and April 2007, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 11.67% and 18.93%, respectively. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $1,705 and $3,409, respectively, and the carrying amount of the Company's investment in PWF was written down by $1,705 and $3,409, respectively. No gain or loss was incurred.

D. After the issuance of common stock of GRETEC Construction Corp., on December 24, 2007, the Company's Board of Directors resolved to purchase 3,500 shares at $12.5 (in dollars) per share, resulting in a total investment of $43,750, which is recorded under financial assets carried at cost.

E. The shares of Classic Outlook Ltd. and Everup Profits Ltd. have been pledged as collaterals for the loans borrowed by Clove Holding Ltd.. Please refer to Notes 4(22) and 6 for details.

(10)Investments in bonds without active markets

Item	Period	Coupon rate	December 31, 2008	December 31, 2007
Covertible Bond - Tuntex (Thailand) Public Company Limited	03.10.05~ 03.10.13	0%	$ -	$ 10,201
Add: Unrealized exchange gain			-	1,956
			$ -	$ 12,157

A. In 1997, the Company purchased the convertible bonds of US$180 issued by Tuntex (Thailand) Public Company Limited (TUNTEX). As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at face value of THB15,737 (NT$12,581), and the Company recognized income of $12,581 under "non-operating income – others" for the year ended December 31, 2005.

B. Effective January 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial instruments" and the convertible bonds were reclassified as "Investments in bonds without active markets – non-current". The book value, adjusted by spot exchange rate, was amortized by cost method, and the difference between the value and the original cost – unrealized loss (after tax) of $367 – is recognized as a reduction of 2006's stockholders' equity.

C. For stock conversion right of the above convertible bonds, please refer to Note 4 (20).

D. As of December 31, 2008, as a creditor of TUNTEX, the Company recognized distributed disposal loss of $12,451, after the liquidation of TUNTEX in September, 2008.

(11)Long-term equity investments accounted for under the equity method

A. Details of long-term equity investments accounted for under the equity method are set forth below:

	December 31, 2008	Carrying amount	
Investee company	Percentage of ownership	December 31, 2008	December 31, 2007
Charng Yang Development Co., Ltd.	40.00%	$ 492,754	$ 464,831
Evergreen International Storage and Transport Corporation	39.74%	7,484,818	7,561,859
Evergreen Security Corporation	31.25%	65,154	53,677
EVA Airways Co.	19.04%	4,900,556	8,559,094
Taipei Port Container Terminal Corporation	27.00%	952,974	491,319
Shanghai Jifa Logistics Co., Ltd.	0.00%	-	276,267
Ningbo Victory Container Co., Ltd.	40.00%	75,468	72,825
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	40.00%	216,750	192,077
Kingtrans International Logistics (Tianjin) Co., Ltd.	30.20%	115,530	133,200
Luanta Investment (Netherland) N. V.	50.00%	2,847,100	508,539
Balsam Investment (Netherland) N. V.	49.00%	5,532,719	5,951,433
Colon Container Terminal S. A.	36.00%	2,174,925	2,068,862
Evergreen Container Terminal (Thailand) Ltd.	48.18%	944,006	800,192
Green Peninsula Agencies SDM. BHD.	30.00%	237,718	233,028
		$ 26,040,472	$ 27,367,203

B. Investment income (loss) accounted for under the equity method for the years ended December 31, 2008 and 2007 is set forth below:

Investee company	For the year ended December 31, 2008	For the year ended December 31, 2007
Charng Yang Development Co. Ltd.	$ 41,683	$ 37,933
Evergreen International Storage and Transport Corporation	430,188	412,597
Evergreen Security Corporation	11,477	5,292
EVA Airways Co.	(3,224,208)	(362,585)
Taipei Port Container Terminal Corporation	11,655	(2,681)
Shanghai Jifa Logistics Co., Ltd.	-	6,390
Ningbo Victory Container Co., Ltd.	12,236	15,961
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	24,456	18,000
Kingtrans International Logistics (Tianjin) Co., Ltd.	(5,963)	(1,749)
Luanta Investment (Netherland) N. V.	2,389,025	(158,800)
Balsam Investment (Netherland) N. V.	(191,902)	88,842
Colon Container Terminal S. A.	201,041	10,879
Evergreen Container Terminal (Thailand) Ltd.	178,219	31,066
Green Peninsula Agencies SDM. BHD.	49,720	-
Evergreen Shipping Agency (Singapore) Pte.Ltd.	-	12,514
Evergreen Shipping Agency (Korea) Corporation	-	11,318
Evergreen Shipping Agency (Thailand) Co., Ltd.	-	29,755
PT. Evergreen Shipping Agency Indonesia	-	11,497
Evergreen Shipping Agency (India) Pvt. Ltd.	-	15,286
Evergreen Shipping Agency (Australia) Pty. Ltd.	-	5,296
	($ 72,373)	$ 186,811

C. EGS, EGK, EMI, EGT, EGI, and EMA were acquired by Peony in December 31, 2007. As of December 31, 2008 and 2007, Peony's equity interests were 51%, 100%, 51%, 99.99% and 51%, respectively. The subsidiaries' revenues and expenses were included in the consolidated financial statements when control of the subsidiaries was gained.

D. The Company and its subsidiaries - Armand Estate (Netherlands) B.V.'s Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed to 72,000 thousand shares at $10 (in dollars) per share amounting to $720,000. As of December 31, 2008 and 2007, the percentage of ownership was 27% for both years.

(12)Property, plant and equipment, net

	December 31, 2008		
Asset	Initial cost	Accumulated depreciation	Net book value
Land	$ 2,178,735	$ -	$ 2,178,735
Buildings	2,926,152	(1,131,648)	1,794,504
Machinery	754,587	(536,386)	218,201
Loading / discharging equipment	7,179,562	(4,032,337)	3,147,225
			-
Computer equipment	280,130	(250,072)	30,058
Transportation equipment	26,166,452	(13,990,945)	12,175,507
Ships	58,869,159	(23,664,402)	35,204,757
Dock facilities	150,013	-	150,013
Office equipment	468,647	(312,414)	156,233
Lease assets	14,532	(10,738)	3,794
Lease improvement	15,878	(5,152)	10,726
	99,003,847	(43,934,094)	55,069,753
Prepayments for equipment	146,860	-	146,860
	$ 99,150,707	($ 43,934,094)	$ 55,216,613

	December 31, 2008		
Asset	Initial cost	Accumulated depreciation	Net book value
Land	$ 2,145,939	$ -	$ 2,145,939
Buildings	2,202,217	(653,209)	1,549,008
Machinery	776,976	(531,066)	245,910
Loading / discharging equipment	7,228,520	(3,690,495)	3,538,025
			-
Computer equipment	160,932	(115,637)	45,295
Transportation equipment	25,213,975	(14,085,782)	11,128,193
Ships	59,963,219	(21,350,332)	38,612,887
Dock facilities	296,619	-	296,619
Office equipment	1,755,883	(1,040,531)	715,352
	99,744,280	(41,467,052)	58,277,228
Prepayments for equipment	3,861	-	3,861
	$ 99,748,141	($ 41,467,052)	$ 58,281,089

A. All the aforementioned ships have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2008 and 2007, the insurance coverage amounted to USD1,642,800 and USD1,054,872, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to both USD 8 billion as of December 31, 2008 and 2007.
B. The Group's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $17,847,215 and $6,514,031 as of December 31, 2008 and 2007, respectively. The fire and car insurance coverage for the office equipment was $3,765,770 and $2,659,986 as of December 31, 2008 and 2007, respectively. Container facilities were insured with full coverage amounting to USD299,765 and USD272,146 as of December 31, 2008 and 2007, respectively.
C. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company was entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company was obliged to return the pier to the Bureau but had the privilege to lease the pier. The construction project was reclassified to dock facilities upon completion on January 1, 1992. The Company leased the pier on a ten-year contract effective March 1, 2008 and amortized it on a straight-line basis over 10 years with the amortization recognized as loading/discharging expenses.
D. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but had the privilege to lease the piers. The construction project was reclassified to dock facilities upon completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization recognized as loading/discharging expenses.

(13)Long-term installment receivable

	December 31, 2008	December 31, 2007
Receivables from sales of vessels	$ -	$ 69,770
Less: Unrealized foreign exchange loss	-	(4,807)
	-	64,963
Less: Current portion	-	(27,841)
Long-term installment receivable, net	$ -	$ 37,122

The long-term installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2007, the accrued amount of the receivables was USD2,000. As of December 31, 2008, the long-term installment receivable was collected in full.

(14)Short-term loans

	December 31, 2008	December 31, 2007
Unsecured loans	$ 2,885,625	$ 98,723
Interest rate	1.60%~5.65%	1.75%~5.41%
(Inclusive of NTD and foreign currencies)		

(15)Financial liabilities at fair value through profit or loss - current

	December 31, 2008	December 31, 2007
Financial liabilities held for trading		
Interest rate swap	$ 358,070	$ 9,354
Currency exchange swap	151,400	804,482
Oil swap	2,619,450	350,037
Foreign exchange rate option	598,104	289,230
	$ 3,727,024	$ 1,453,103

A. As of December 31, 2008 and 2007, the Group recognized net loss of $3,519,086 and $777,995, respectively.

B. Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(16)Derivative financial liabilities for hedging - current

	December 31, 2008	December 31, 2007
Interest rate swap	$ -	$ 3,892

(17)Accrued expenses

	December 31, 2008	December 31, 2007
Accrued expenses	$ 8,886,997	$ 8,149,193
Estimated accrued expenses	1,773,369	3,182,078
Add: Unrealized foreign exchange loss (gain)	37,453	(12,721)
	$ 10,697,819	$ 11,318,550

(18)Long-term liabilities due within one year

	December 31, 2008	December 31, 2007
Corporate bonds payable	$ 232,100	$ 1,500,000
Long-term bank loans	-	1,748,274
Long-term loans by its subsidiary	1,437,812	1,512,938
	$ 1,669,912	$ 4,761,212

(19)Financial liabilities at fair value through profit or loss - non-current

	December 31, 2008	December 31, 2007
Financial liabilities held for trading		
Oil swap	$ 818,728	$ -

Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(20)Financial liabilities carried at cost - non-current

	Item	Period	December, 31 2008	December, 31 2007
Stock conversion right	Convertible bonds - Tuntex (Thailand) Public Company Limited	03.10.13	$ -	$ 9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bonds issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737) or convert to stock on the maturity date. Effective January 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments". The convertible bonds were discounted at effective interest rate at its acquisition. The unrealized loss of THB 11,263 (NTD 9,004), after tax, was recognized as a deduction of 2006's stockholders' equity. Thereafter, the unrealized loss is evaluated by cost method using historical exchange rate.

(21)Corporate bonds payable

	December 31, 2008	December 31, 2007
Secured corporate bonds	$ -	$ 1,500,000
Unsecured corporate bonds	232,100	797,000
Add: Accrued interest compensation	-	4,964
	232,100	2,301,964
Less: Current portion	(232,100)	(1,500,000)
	$ -	$ 801,964

A. On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms of the issuance are set forth below:

   a) Period: 5 years (January 12, 2004 to January 11, 2009)

   b) Coupon rate: 0% per annum

   c) Principal repayment and interest payment

      Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

   d) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g) Terms of conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest of the three average closing prices of the Company's common stock during the 10, 15, and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). As of the date of the issuance of this financial statement, the adjusted conversion price was $21.65 (in dollars).

h) Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

B. On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms of the issuance are set forth below:

a) Period: 5 years (September 6, 2004 to September 5, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g) Terms of conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3, and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). As of the date of the issuance of this financial statement, the adjusted conversion price was $18.07 (in dollars).

h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

(22)Long-term loans

	December 31, 2008	December 31, 2007
Secured bank loans	$ 3,156,048	$ 2,388,569
Unsecured bank loans	29,141,025	19,508,381
Add: Exchange loss	23,145	6,253
	32,320,218	21,903,203
Less: Current portion	(1,437,812)	(3,261,212)
Others	2,062,042	3,220,897
	$ 32,944,448	$ 21,862,888
Interest rate (Inclusive of NTD and foreign currencies)	1.59%~9.38%	2.18%~6.60%

A. Please refer to Note 6 for details of the collaterals pledged for the above long-term loans.

B. The above other long-term loans belong to its subsidiary-CLOVE financed from Edgeware Profits Ltd. for Classic Outlook Investment Ltd. and Everup Profits Ltd.'s equity. Such loans were secured by share of stock of the said equity investments as collateral.

(23)Pension

A. In accordance with the Labor Pension Act ("the Act"), effective July 1, 2005, which adopted a defined contribution scheme, employees of the Company and its subsidiary-TTSC may choose to be subject to either the Act, maintaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standard Law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company and its subsidiary-TTSC contribute monthly an amount equal to 9.6% of the employees' monthly salaries and wages to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the Labor Pension Fund Supervisory Committee.

a) Actuarial assumptions

	December 31, 2008	December 31, 2007
Discount rate	3.25%	3.25%
Increase in future salary level	2.00%	2.00%
Expected rate of return on plan assets	3.25%	3.25%

b) Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2008	December 31, 2007
Benefit obligations:		
Vested benefit obligation (VBO)	($ 282,963)	($ 261,733)
Non-vested benefit obligation	(1,110,059)	(1,027,794)
Accumulated benefit obligation (ABO)	(1,393,022)	(1,289,527)
Effects of future salary increments	(163,719)	(164,985)
Projected benefit obligation (PBO)	(1,556,741)	(1,454,512)
Fair value of plan assets	583,079	569,304
Funded status	(973,662)	(885,208)
Unrecognized net transaction obligation	104,218	130,118
Unamortized prior service cost	19,287	20,895
Unrecognized loss on plan assets	596,827	541,138
Additional accrued pension liability	(556,613)	(527,166)
Accrued pension liability	($ 809,943)	($ 720,223)

c) The pension costs comprise the following:

	For the years ended December 31,	
	2008	2007
Service cost	$ 58,442	$ 65,284
Interest cost	46,757	44,310
Expected return on plan assets	(18,412)	(16,932)
Deferred amortization		
Unrecognized net transaction obligation	25,901	25,900
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	29,823	31,538
Net pension costs	$ 144,118	$ 151,707

B.Effective July 1, 2005, the Company and its subsidiary-TTSC established a funded defined contribution pension plan (the "New Plan") under the Labor Pension Act ("the Act"). Employees have the option to be covered under the New Plan. Under the New Plan, the Company and its subsidiary-TTSC contribute monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits are to be paid monthly or in lump sum upon termination of employment.

C.The pension costs under the defined benefit plan and the defined contribution plan for the years ended December 31, 2008 and 2007 were $170,974 and $175,224, respectively.

(24)Capital stock

A. As of December 31, 2008 and 2007, the Company's authorized capital was $36,000,000, and the paid-in capital was $30,609,390 and $30,338,695, respectively, divided into 3,060,939 thousand and 3,033,870 thousand shares of common stocks, respectively, with a par value of $10 per share.

B. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the years ended December 31, 2008 and 2007 are set forth below:

	For the years ended December 31,			
	2008		2007	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured bonds	19,647	$ 196,475	45,899	$ 458,990
Second unsecured convertible bonds	7,422	74,220	72,041	720,412
Total	27,069	$ 270,695	117,940	$ 1,179,402

(25)Capital surplus

The Securities and Exchange Act requires that capital reserve shall be exclusively used to cover accumulated deficits or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficits and the amount to be capitalized does not exceed 10% of the paid-in capital.

(26)Appropriation of retained earnings and dividend policy

A. On June 23, 2006, the Company's Shareholders' Meeting resolved to amend the Company's Articles of Incorporation on dividends and distribution of earnings effective 2006. The revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

B. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

C. Special reserve

D. If there is any negative stockholders' equity item recognized by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

E. Appropriation of the 2007 and 2006 earnings as resolved by the stockholders on June 18, 2008 and June 27, 2007, respectively, is set forth below:

	2007		2006	
	Total Amount	Dividend per share (in dollars)	Total Amount	Dividend per share (in dollars)
Legal reserve	$ 1,038,170		$ 41,158	
Cash dividends	5,201,453	$ 1.7	877,045	$ 0.3
Remuneration to directors and supervisors	45,600		7,000	
Cash bonus to employees	36,000		33,620	
	$ 6,321,223		$ 958,823	

Appropriation of the 2007 and 2006 earnings was calculated by the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2007 and 2006 decreased from $3.53 to $3.50 and from $0.14 to $0.13, respectively.

Formula： Net income, after-tax－Cash bonus to employees－Remuneration to directors and supervisors / Weighted-average number of outstanding shares (after retroactive adjustment)

2007 :($10,381,702－$36,000–$45,600)/ 2,943,402 thousand shares=$3.50

2006 :($411,580－$33,620–$7,000)/ 2,911,327 thousand shares=$0.13

E. The information related to the appropriation of the Company's 2008 earnings as proposed by the Board of Directors and resolved by the stockholders' meeting in 2009 will be posted in the "Market Observation Post System" on the website of the Taiwan Stock Exchange when it becomes available.

(27)Operating revenues

	For the years ended December 31,	
	2008	2007
Marine freight income	$ 121,033,118	$ 133,285,318
Ship rental income	1,565,202	7,234,897
Commission income and agency service income	3,234,834	109,413
Container manufacturing income	1,441,967	2,338,463
Container income and others	1,727,135	1,956,366
	$ 129,002,256	$ 144,924,457

(28)Income tax

Income tax expense and income tax payoff are reconciled as follows:

	For the year ended December 31, 2008	For the year ended December 31, 2007
Income tax expenses	$ 453,078	$ 1,411,168
Add (Less):		
Prepaid and withholding taxes	(195,545)	(468,284)
Separate income tax	16,445	(337)
Adjustments for changes in tax estimates	110,516	105,284
Net change in deferred income tax assets/ liabilities	235,707	(499,063)
Income tax effect arising from equity adjustments	973	64,488
Income tax payable	$ 621,174	$ 613,256

A. Deferred income tax assets and liabilities are as follows:

	December 31, 2008	December 31, 2007
Deferred income tax assets	$ 1,097,160	$ 507,350
Deferred income tax liabilities	($ 2,428,098)	($ 2,072,708)
Valuation allowance for deferred income tax assets	$ -	($ 826)

B. Details of temporary differences resulting in deferred income tax assets and liabilities are as follows:

	December 31, 2008		December 31, 2007	
	Amount	Tax effect	Amount	Tax effect
Current item:				
Bad debt expense	$ 1,100	$ 275	$ 556	$ 139
Unrealized expense and losses	13,111	3,872	-	-
Unrealized foreign exchange loss (gain)	122,888	31,418	(146,400)	(39,054)
Loss on valuation of financial assets	50,906	12,726	81,025	20,256
Loss on valuation of financial liabilities	3,188,918	797,230	1,014,844	253,711
Loss on valuation of financial liabilities for hedging	-	-	3,892	973
Property, plant and equipment and others	6,168	1,821	126,748	31,687
Equity-accounted investment income	(35,017)	(10,505)	-	-
Loss carryforwards	304,520	76,130	-	-
		$ 912,967		$ 267,712
Non-current item:				
Deferred income on disposal of ships	337,709	84,427	581,152	145,288
Unrealized expense and losses	19,543	5,087	20,736	6,056
Pension expense	253,330	63,333	193,058	48,265
Equity-accounted investment income	(9,441,615)	(2,360,421)	(8,007,681)	(2,003,441)
Property, plant and equipment and others	(145,191)	(36,331)	(117,611)	(29,239)
Valuation allowance		-		(826)
		($2,243,905)		($1,833,897)

C. The earnings of 2007 and 2006 proposed by the Board of Shareholders not to be appropriated, were levied a 10% surtax of $406,325 and $0, respectively.

D. As of December 31, 2008, the Company's income tax returns through 2005 were assessed and approved by the Tax Authority.

E. Unapproriated retained earnings

	December 31, 2008	December 31, 2007
Earnings gererated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings gererated in and after 1998	12,591,107	18,273,064
	$ 18,161,703	$ 23,843,660

F. As of December 31, 2007 and 2006, the balances of the imputation tax credit account were $2,056,361 and $2,514,476, respectively. The creditable tax rate was 15.80% for 2007 and was estimated to be 16.33% for 2008.

(29)Earnings per share

	For the year ended December 31, 2008				
	Amount		Weighted-average outstanding common shares (in thousands)	Earnings per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic EPS					
Net income	$ 1,472,105	$ 1,019,027	3,055,070	$ 0.48	$ 0.33
Less: Minority interest	(548,608)	(379,761)		(0.18)	(0.12)
Consolidated net income	$ 923,497	$ 639,266		$ 0.30	$ 0.21
Dilutive EPS					
Net income	$ 1,472,105	$ 1,019,027		$ 0.48	$ 0.33
Less: Minority interest	(548,608)	(379,761)		(0.18)	(0.12)
Dilutive effect of common stock equivalents:					
Convertible bonds	7	5	16,864	-	-
Consolidated net income attributable to common stockholders with dilutive effect of common stock	$ 923,504	$ 639,271	3,071,934	$ 0.30	$ 0.21

	For the year ended December 31, 2007				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax	(in thousands)	Before tax	After tax
Basic EPS					
Net income	$13,434,845	$12,023,677	2,943,402	$ 4.56	$ 4.08
Less: Minority interest	(1,834,686)	(1,641,975)		(0.62)	(0.55)
Consolidated net income	$11,600,159	$10,381,702		$ 3.94	$ 3.53
Dilutive EPS					
Net income	$13,434,845	$12,023,677		$ 4.37	$ 3.91
Less: Minority interest	(1,834,686)	(1,641,975)		(0.60)	(0.53)
Dilutive effect of common stock equivalents:					
Convertible bonds	55	41	128,429	-	-
Consolidated net income attributable to common stockholders with dilutive effect of common stock	$11,600,214	$10,381,743	3,071,831	$ 3.77	$ 3.38

(30)Expense related to personnel, depreciation, depletion and amortization

Personnel, depreciation, depletion and amortization on expense are summarized as follow:

	For the year ended December 31, 2008		
	Operating cost	Operating expense	Total
Personnel expense			
Salaries	$ 1,665,360	$ 2,739,786	$ 4,405,146
Labor and health insurance	37,258	239,588	276,846
Pension expense	143,189	266,151	409,340
Others	196,434	329,273	525,707
Depreciation	5,315,055	237,396	5,552,451
Depletion	-	-	-
Amortization	444,638	41,950	486,588

	For the year ended December 31, 2007		
	Operating cost	Operating expense	Total
Personnel expense			
Salaries	$ 1,574,729	$ 1,163,103	$ 2,737,832
Labor and health insurance	38,032	64,816	102,848
Pension expense	121,314	91,835	213,149
Others	118,575	35,039	153,614
Depreciation	3,856,378	845,759	4,702,137
Depletion	-	-	-
Amortization	626,053	27,101	653,154

5.RELATED PARTY TRANSACTIONS

(1)Names of the related parties and their relationship with the company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Taipei Port Container Terminal Corporation (TPCT)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Chang Yung-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Investee of Peony (Note)
Evergreen Shipping Agency (Ireland) Ltd. (EGU-DBL)	Investee of Peony (Note)
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Investee of Peony (Note)
Evergreen Shipping Agency (Poland) SP.ZO.O (EGD-WWX)	Investee of Peony (Note)
Evergreen Argentina S.A. (EGB)	Investee of Peony (Note)
Evergreen Shipping Agency France S.A. (EGF)	Investee of Peony (Note)
Evergreen Shipping (Spain) S.L. (EES)	Investee of Peony (Note)
Evergreen Shipping Agency (Italy) S.P.A. (EIT)	Investee of Peony (Note)
Evergreen Shipping Agency (Vietnam) Corp. (EGV)	Investee of Peony (Note)
Evergreen Shipping Agency (Australia) Pty. Ltd. (EMA)	Investee of Peony (Note)
PT. Evergreen Shipping Agency Indonesia (EMI)	Investee of Peony (Note)
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony (Note)
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony (Note)

Related Party	Relationship with the Company
Evergreen Shipping Agency (Korea) Corporation (EGK)	Investee of Peony (Note)
Evergreen Shipping Agency (India) Pvt. Ltd. (EGI)	Investee of Peony (Note)
Evergreen Shipping Agency (Russia) Ltd. (ERU)	Investee of Peony (Note)
Luanta Investment (Netherlands) N.V. (Luanta)	Investee of Peony
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony (Disposed of in May, 2008)
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Kingtrans International Logistic (Tianjin)Co.,Ltd (KTIL)	Investee of Peony
Green Peninsula Agencies SDM. BHD. (GPA)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A.(ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) Ltd. (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC
Seaside Transportation Service LLC. (STS)	Investor of ISLAND with significant influence
Sinotrans Group Shenzhen Co. (SGSC)	Investor of SGTC with significant influence

(Note) Peony had effective control over the investee as of December 31, 2007.

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the years ended December 31,			
	2008		2007	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EIC	$ 2,230,700	2	$ 2,007,331	1
EITC	98,366	-	102,540	-
EVA	30	-	51	-
EIS	1,241,179	1	2,065,525	2
ITS	707,915	-	900,534	-
STS	50,705	-	-	-
GESA	26,484	-	21,203	-
	$ 4,355,379	3	$ 5,097,184	3

The business terms on which the Group transacts with related parties are of no difference from those with non-related parties.

B. Expenditures on services rendered by related parties

	For the years ended December 31,			
	2008		2007	
	Amount	% of total Operating Costs and Expenses	Amount	% of total Operating Costs and Expenses
EITC	$ 882,437	1	$ 848,033	1
EIC	668,146	-	378,970	-
ESRC	43,655	-	43,880	-
EVA	22,782	-	3,793	-
EAS	1,638	-	1,796	-
Chang Yuag-fa Foudation	33		-	
GESA	1,739,186	2	1,792,169	2
EIS	285,632	-	493,090	-
ITS	167,286	-	392,106	-
SGSC	161	-	-	-
EGT	-	-	56,640	-
EMI	-	-	54,978	-
EGI	-	-	18,425	-
EGS	-	-	16,868	-
EGK	-	-	12,334	-
	$ 3,810,956	3	$ 4,113,082	3

The business terms on which the Group transacts with related parties are of no difference from those with non-related parties.

C. Asset transactions

Acquisitions of property, plant, and equipment

	Items	2008	2007
ESRC	Office equipment	$ 1,036	$ -
EIC	Transportation equipment-vehicle	-	3,845
		$ 1,036	$ 3,845

D.Lease

a) Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the years ended December 31,			
		2008		2007	
	Leasehold Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office building	$ 98,565	97	$ 72,402	95
"	Transportation equipment	1,550	2	1,664	2
EVA	Parking lots	128	-	304	1
ESRC	Parking lots	96	-	96	-
		$ 100,339	99	$ 74,466	98

b) Rental expense (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the years ended December 31,			
		2008		2007	
	Leasehold Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$ 47,012	99	$ 39,834	96
EVA	Parking lots	547	1	738	1
EITC	Office buildings	-	-	1,091	3
		$ 47,559	100	$ 41,663	100

c) Rental expense incurred for the vessels and slot lease from the related parties are recorded as direct operating costs. Details are set forth below:

	For the years ended December 31,			
	2008		2007	
	Amount	% of Total Vessel and Slot Rental Expenses	Amount	% of Total Vessel and Slot Rental Expenses
EITC	$ 607,348	17	$ 633,167	14
GESA	1,739,186	47	1,798,309	40
EIS	283,674	8	119,862	3
ITS	167,286	4	381,706	9
	$ 2,797,494	76	$ 2,933,044	66

E. Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	December 31, 2008		December 31, 2007	
Accounts receivable	Amount	% of Account Balance	Amount	% of Account Balance
EIC	$ 136,107	2	$ 60,901	-
EITC	24,882	-	24,556	-
EIS	82,333	1	13,474	-
GESA	1,961	-	1,663	-
ITS	4,687	-	257,110	2
STS	296	-	-	-
	$ 250,266	3	$ 357,704	2

	December 31, 2008		December 31, 2007	
Other receivables	Amount	% of Account Balance	Amount	% of Account Balance
EIC	$ 136,037	7	$ 74,666	6
TPCT	1,326	-	-	-
EITC	77	-	37	-
ESRC	23	-	-	-
EVA	3	-	45	-
Luanta	244,999	12	-	-
KTIL	98,957	5	-	-
EIS	83,815	4	30,065	2
SGSC	18,776	1	-	-
CCT	4,047	-	3,275	-
ITS	3,148	-	1,538	-
GESA	4	-	1,745	-
Others	6	-	481	-
	$ 591,218	29	$ 111,852	8

Accounts Payable	December 31, 2008 Amount	December 31, 2008 % of Account Balance	December 31, 2007 Amount	December 31, 2007 % of Account Balance
EIC	$ 29,072	-	$ 23,430	-
EITC	9,165	-	8,338	-
ESRC	3,828	-	3,728	-
EVA	483	-	181	-
EIS	93,025	3	67,496	1
ITS	69,094	2	32,441	-
SGSC	690	-	-	-
Others	145	-	-	-
	$ 205,502	5	$ 135,614	1

Other Payables	December 31, 2008 Amount	December 31, 2008 % of Account Balance	December 31, 2007 Amount	December 31, 2007 % of Account Balance
EIS	$ 155,719	11	$ -	-
ITS	158,021	12	-	-
	$ 313,740	23	$ -	-

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided for its related parties are as follows:

	December 31, 2008		December 31, 2007	
CCT	USD	53,000	USD	53,000
TCT	USD	20,250	USD	85,592
ITS	USD	10,000	USD	10,000

(4)Significant contracts with related parties

A. The Company entered into an agreement with EIC for consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and will remain effective unless terminated.

B. The Company entered into an agreement with EIC for services, such as cargo-forwarding and freight-collecting. As of December 31, 2008 and 2007, the receivables were $32,833 and $60,901, respectively. The contract has been effective since 2002 unless terminated.

C. The Company entered into an agreement with ESRC for security service in the Taipei office, the Kaohsiung office, and the Kaohsiung container yards. The monthly service fees were $940 for Taipei and $1,614 for Kaohsiung. For commitment of the long-term contracts, please refer to Note 7.

D. The Group entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of Taiwanese crew salaries and insurance premiums. The transactions are recorded as "temporary debits". As of December 31, 2008 and 2007, the debit balances of the account are as follows:

	December 31, 2008	December 31, 2007
EIS	$ 10,848	$ 13,029
GESA	6,345	4,861
	$ 17,193	$ 17,890

E. The Group entered into agency agreements with its related parties, whereby the related parties act as the Group's overseas agents to deal with foreign port formalities, such as arrival and departure of the Group's ships, cargo stevedoring and forwarding, freight collection, and payment of expenses incurred in foreign ports. The transactions are recorded as "agency accounts". As of December 31, 2008 and 2007, the balances of the accounts are as follows:

a) Debit balance of agency accounts

	December 31, 2008	December 31, 2008
EIC	$ 62,128	$ -

b) Credit balance of agency accounts

	December 31, 2008	December 31, 2007
EIC	$ -	$ 10,468

F. Temporary accounts, between the Group and Evergreen International S.A., Gaining Enterprise S.A. and Italia Marittima S.P.A., incurred due to foreign port formalities and pier rental expenses are recognized as agency reciprocal accounts in "Other current assets (liabilities)". Details of the balance as of December 31, 2008 and 2007 are as follows:

a) Debit balance of agency reciprocal accounts

	December 31, 2008	December 31, 2007
ITS	$ 555,767	$ 1,756,597
GESA	26,748	27,282
	$ 582,515	$ 1,783,879

b) Credit balance of agency reciprocal accounts

	December 31, 2008	December 31, 2007
EIS	$ 1,193,448	$ 1,164,898

G. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2008 and 2007 are as follows:

	For the years ended December 31,	
	2008	2007
EITC	$ 90,797	$ 94,271
EIS	102,622	99,569
GESA	19,523	21,203
ITS	5,077	1,710
	$ 218,019	$ 216,753

(5)Disclosure of management's salaries, bonuses and allowance

	For the years ended December 31,	
	2008	2007
Salary and bonuses	$ 131,933	$ 137,352
Administrative fees	3,296	2,880
Directors' and supervisors' remuneration and employees' bonuses	28,930	68,770
	$ 164,159	$ 209,002

A. "Salaries and bonuses" includes salaries, premiums, pensions, severance pay, bonuses, and incentives.

B. Administrative fees include travel allowances, discretionary allowances, stipends, and provision of vehicles and housing, etc.

C. "Directors' and supervisors' remuneration and Employees' bonuses" refers to the fees recognized according to EITF96-052 of the Accounting Research and Development Foundation, R.O.C.. The amounts for 2007 were based on the actual amounts distributed.

(6) As a means to give back to society, the Company sponsored charities for the public good and donated $54,000 to Chang Yang-Fu Foundation in 2008.

6.PLEDGED ASSETS

The Group's assets pledged as collateral as of December 31, 2008 and 2007 are as follows:

	Book value		
Pledged assets	December 31, 2008	December 31, 2007	Purpose
Restricted assets-current			Performance
- Time deposits	$ 132,187	$ 184,411	guarantee
Refundable deposits			
- Time deposits	2,000	2,000	〃
Property, plant and equipment			Long-term
-Land	1,800,093	1,800,093	loan
-Buildings	891,198	916,968	〃
-Loading and unloading equipment	1,779,868	2,158,892	〃
Financial assets carried at cost			
-Classic Outlook Investment Ltd.	3,368,934	3,324,774	〃
-Everup Profits Ltd.	7	7	〃
	$ 7,974,287	$ 8,387,145	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Group are as follows:

Guarantor	December 31, 2008		December 31, 2007	
Bank of America	USD	5,000	USD	5,000

B. Endorsements and guarantees issued by the Group are as follows:

Companies receiving guarantee	December 31, 2008		December 31, 2007	
CCT	USD	53,000	USD	53,000
TCT	USD	20,250	USD	85,592
ITS	USD	10,000	USD	10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592 thousand, representing 54,495,920 thousand shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 thousand units, representing 20,531,279 thousand shares of the Company's common stock, were issued during the period from 1997 to December 31, 2008. As of December 31, 2008, 7,988,822 thousand units were redeemed and 331,330 thousand units were outstanding, representing 3,313,359 thousand shares of the Company's common stock.

D. In 1999, due to the conflicts from the contract to import and export goods, a lawsuit was filed against Shenzhen Greentrans Transportation Co., Ltd. (SGTC) by another company. SGTC had authorized the agent lawyer to litigate, requesting an indemnity of RMB10,527 thousand plus the interest , by December 31, 2008. In this case, the company received a favorable decision from the Shenzhen Intermediate People's Court as the winning party of this lawsuit. However, the plaintiff appealed the case to a higher court, the Gung Dong High People's Court, which in 2001 had decided against the company and had secured part of the transportation equipment. (As of December 31, 2008, the book value of the fixed asset was RMB4,585 thousand.) However, the company contested the results and requested for a retrial. The case is still pending. As such, no provisions have been reflected in the financial statement.

E. As of December 31, 2008, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $20,304,897 and the unutilized credits was $4,867,507.

F. As of December 31, 2008, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows:

Item	Contract Amount		Amount Paid		Amount Accrued	
Rubber-tired gantry crane	USD	5,500	USD	4,400	USD	1,100
Electrical device of rubber-tired gantry crane	EUR	948	EUR	284	EUR	664

G.As of December 31, 2008, the estimated amount of ship rental expense in the following years under long-term contracts is set forth as follows:

Year	Amount	
within 1 year	USD	197,161
1~2 years		135,734
2~3 years		68,564
3~4 years		66,198
4~5 years		65,371
over 5 years		281,601
	USD	814,629

H. As of December 31, 2008, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC was $30,644.

I. As of December 31, 2008, the amount of guaranteed notes issued by the Company for loans borrowed was $1,500,000.

8.SIGNIFICANT CATASTROPHE

None.

9.SUBSEQUENT EVENTS

None.

10.OTHERS

(1)Significant charitable contribution

For the year ended December 31, 2008, the Company donated USD 4,000 to the Association for Across the Taiwan Straits in response to Sichuan earthquake fund raising activities.

(2)Financial statement disclosure

Certain accounts in the 2007 financial statements were reclassified to conform to the 2008 financial statement presentation.

(3)Fair value information of financial instruments

	December 31, 2008		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 26,989,418	$ -	$ 26,989,418
Notes and accounts receivable	10,146,386	-	10,146,386
Financial assets at fair value through profit or loss			
Equity securities	92	92	-
Beneficiary certificates	566,124	566,124	-
Other financial assets-current	1,363,494	-	1,363,494
Restricted assets-current	132,187	-	132,187
Available-for-sale financial assets-non-current	392,588	392,588	-
Financial assets carried at cost-non-current	5,089,567	-	5,089,567
Refundable deposits	400,882	-	400,882
Liabilities			
Short-term loans	2,885,625	-	2,885,625
Notes and accounts payable	16,541,713	-	16,541,713
Corporate bonds payable (including current portion)	232,100	-	232,100
Long-term loans (including current portion)	34,382,260	-	34,382,260
Guarantee deposits received	37,565	-	37,565
Derivative financial instruments：			
Assets			
Interest rate swap (IRS)	5,340	-	5,340
Currency exchange contracts (CCS)	24,355	-	24,355
Structured and equity-linked financial instruments	32,719	-	32,719
Liabilities			
Interest rate swap (IRS)	358,070	-	358,070
Currency exchange contracts (CCS)	151,400	-	151,400
Oil swap	3,438,178	-	3,438,178
Foreign exchange option (FX option)	598,104	-	598,104

	December 31, 2007		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 21,602,307	$ -	$ 21,602,307
Notes and accounts receivable	14,791,560	-	14,791,560
Financial assets at fair value through profit or loss			
Equity securities	25,364	25,364	-
Beneficiary certificates	1,323,971	1,323,971	-
Other financial assets-current	105,727	-	105,727
Restricted assets-current	184,411	-	184,411
Available-for-sale financial assets-non-current	772,064	772,064	-
Financial assets carried at cost-non-current	5,040,770	-	5,040,770
Investments in bonds without active markets - non-current	12,157	-	12,157
Long-term receivable (including current portion)	64,963	-	64,963
Refundable deposits	108,167	-	108,167
Liabilities			
Short-term loans	98,723	-	98,723
Notes and accounts payable	25,726,911	-	25,726,911
Corporate bonds payable (including current portion)	2,301,964	-	2,301,964
Long-term loans (including current portion)	25,124,100	-	25,124,100
Guarantee deposits received	41,428	-	41,428
Derivative financial instruments：			
Assets			
Interest rate swap (IRS)	18,161	-	18,161
Currency exchange contracts (CCS)	10,606	-	10,606
Oil swap	54,343	-	54,343
Structured and equity-linked financial instruments	218,390	-	218,390
Liabilities			
Interest rate swap (IRS)	9,354	-	9,354
Currency exchange contracts (CCS)	804,482	-	804,482
Oil swap	350,037	-	350,037
Foreign exchange option (FX option)	289,230	-	289,230
Conversion right of stock	9,004	-	9,004

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

A. The fair values of short-term financial instruments were determined using their carrying values because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable/payable, other financial assets, refundable deposits, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

B. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Group.

C. Financial assets carried at cost, consists of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For bond investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

D. Long-term accounts receivable are interest-bearing financial assets with floating interest rate, thus the carrying value is close to the fair value.

E. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

F. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

G. Financial liabilities carried at costs are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance to the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

H. The fair values of derivative financial instruments, except for that mentioned in paragraph G, are determined based on the estimated amounts to be received or paid if the Group terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Group's derivative financial instruments.

(4)Information on significant gain/loss and equity items on financial instruments

A. For the years ended December 31, 2008 and 2007, total interest income except for that from financial assets and liabilities at fair value through profit or loss amounted to $751,472 and $450,444; whereas the total interest expense amounted to $467,426 and $403,320, respectively.

B. For the years ended December 31, 2008 and 2007, the adjustment to shareholders' equity resulting from available-for-sale financial assets was debit $353,561 and credit $160,282; whereas the total loss or gain deducted from the adjustment of shareholders' equity resulting from available-for-sale financial assets was $23,599 and $12,549, respectively.

(5)Information on interest rate risk positions

As of December 31, 2008 and 2007, the financial assets with fair value risk due to the change of interest rate amounted to $5,340 and $18,161; whereas the financial liabilities with fair value risk due to the change of interest rate amounted to $358,070 and $9,354, respectively. The financial assets with cash flow risk due to the change of interest rate amounted to $4,431,512 and $18,576,113; whereas the financial liabilities with cash flow risk due to the change of interest rate amounted to $33,220,218 and 21,862,721, respectively.

(6)Risk policy and hedging strategy

The financial instruments held by the Group, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Group also held other financial assets and liabilities, such as accounts receivable and payable generated from operating activities.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate fluctuations

The Group's major exposure to cash flow risk associated with interest rate variations come primarily from long-term financing with floating interest. The Group adopts a combination of fixed and floating interest rate loans to manage such interest rate risks. In addition, the Group also engages in interest rate swaps to minimize cost of borrowings.

As of December 31, 2008, the carrying values of the Group's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

A. Fixed interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalents	$ 22,361,219	$ -	$ -	$ -	$ 22,361,219
Bank loan (Mitsubishi UFJ Financial Group)	(910,000)	-	-	-	(910,000)
" (Mizuho Bank)	(100,000)	-	-	-	(100,000)
" (Hua Nan Bank)	(300,000)	-	-	-	(300,000)
" (Chang Hwa Bank)	(610,000)	-	-	-	(610,000)
" (RHB)	(29,037)	-	-	-	(29,037)
" (MAY)	(36,588)	-	-	-	(36,588)

B. Floating interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalents	$ 4,431,512	$ -	$ -	$ -	$ 4,431,512
Bank loan (HSBC)	(900,000)	-	-	-	(900,000)
" (Chang Hwa Bank)	(55,294)	(55,294)	(1,555,294)	(96,765)	(1,762,647)
" (Bank of East Asia)	-	-	(750,000)	-	(750,000)
" (Taishin Bank)	-	-	(3,887,390)	-	(3,887,390)
" (Bank of Taiwan)	-	-	-	(3,200,000)	(3,200,000)
" (Taipei Fubon Bank)	-	-	(3,100,000)	-	(3,100,000)
" (Taipei Fubon Bank)	-	(200,000)	(200,000)	(600,000)	(1,000,000)
" (Bank of Taiwan)	-	(500,000)	(500,000)	(1,000,000)	(2,000,000)
" (BOA Bank)	(180,284)	(27,061)	(27,061)	(54,122)	(288,528)
" (DnB Nor Bank)	(196,420)	(196,420)	(474,681)	-	(867,521)
" (SG Bank)	(234,792)	(228,696)	(114,257)	(46,585)	(624,330)
" (HSH NordBank)	(114,322)	(121,195)	(128,503)	(920,270)	(1,284,290)
" (Landes Bank)	(108,791)	(114,971)	(121,527)	(1,049,660)	(1,394,949)
" (ING Bank)	(515,595)	(518,196)	(748,183)	(4,486,909)	(6,268,883)
" (A&L Bank)	(150)	(154)	(163)	(951,771)	(952,238)
" (HALIFAX Bank)	(32,164)	(47,815)	(64,370)	(4,795,093)	(4,939,442)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the preceding table are not subject to interest payments and thus, do not have inherent interest rate risk.

Exchange rate risk

Although the Group is exposed to exchange rate risk, the Group has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Group operates in international transportation industry. In order to minimize exchange rate risk, the Group also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Group only deals with third parties with good credit standings. In compliance with the Group's policies, strict credit assessment is to be performed by the Group prior to providing credit to customers. The occurrence of bad debts is also minimized by the Group's practices in continuously monitoring and assessing collections on notes and accounts receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Group is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Group are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Group only deals with third parties with qualifying credit standings, no collateral is required by the Group which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Group is analyzed as follows:

Financial instruments	December 31, 2008 Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity security	$ 92	$ 92
Beneficiary certificates	566,124	566,124
Interest rate swap	5,340	5,340
Currency exchange swap	24,355	24,355
Others	32,719	32,719
Available-for-sale financial assets- non-current		
Equity security	392,588	392,588
Financial assets carried at cost- non-current		
Equity security	5,089,567	5,089,567

Financial instruments	December 31, 2007 Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity security	$ 25,364	$ 25,364
Beneficiary certificates	1,323,971	1,323,971
Interest rate swap	18,161	18,161
Currency exchange swap	10,606	10,606
Oil swap	54,343	54,343
Others	218,390	218,390
Available-for-sale financial assets- non-current		
Equity security	772,064	772,064
Financial assets carried at cost - non-current		
Equity security	5,040,770	5,040,770
Investments in bonds without active markets - non-current		
Corporate bonds	12,157	12,157

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the preceding table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Group in the case of counterparty's default. Since the counterparties of the Group are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Group is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Group achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Group is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(7)Hedging activity

Cash flow hedge

The Company holds interest rate swap contracts to avoid the risk resulting from variation between floating and fixed rate. The effectiveness of hedging was within a range of 80% to 125%.

	Instrument designated for hedging				
		Fair value			
Hedge item	Financial instrument designated for Hedging	December 31, 2008	December 31, 2007	Period of Anticipated cash flow	Period of gain (loss) recognized in income statements
Floating interest debts	Interest rate swap	$ -	($ 3,892)	02~08	02~08

Items	December 31, 2008	December 31, 2007
Adjustment amount in equity	$ 2,919	$ 193,469
Adjustment amount from equity to income statement	(2,919)	(193,469)
Adjustment amount from equity to non-financial assets (liabilities)	-	-

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURE

(1)Related information of significant transactions

A. Endorsements and guarantees provided during the year ended December 31, 2008

Number (Note 1)	Endorser/guarantor	Party being endorsed/ guaranteed	Relationship with the endorser/ guarantor (Note 2)	Limit on endorsements/ gurantees provided for a single party	Maximum outstanding endorsement/ guarantee amount during the year ended	Outstanding endorsement/ guarantee amount at December 31, 2008	Amount of endorsement/ guarantee secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	Ceiling on total amount of endorsements/ guarantees provided (Note 3)
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 130,582,276	$ 26,313,777	$ 20,687,232	$ -	31.68%	$ 163,227,845
					(USD 817,706)	(USD 628,543)			
0	Evergreen Marine Corporation	Peony Investment S.A.	2	130,582,276	6,049,840	164,565	-	0.25%	
					(USD 188,000)	(USD 5,000)			
0	Evergreen Marine Corporation	Evergreen Marine (UK) Ltd.	3	130,582,276	20,739,968	19,330,943	-	29.61%	
					(USD 644,499)	(USD 587,335)			
0	Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	6	32,645,569	2,790,281	666,488	-	1.02%	
					(USD 91,507)	(USD 20,250)			
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	130,582,276	1,396,122	1,382,346	-	2.12%	
					(USD 42,000)	(USD 42,000)			
0	Evergreen Marine Corporation	Hemlock Equipment LLC.	3	130,582,276	579,269	579,269	-	0.89%	
					(USD 17,600)	(USD 17,600)			
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	32,645,569	1,761,773	1,744,389	-	2.67%	
					(USD 53,000)	(USD 53,000)			
0	Evergreen Marine Corporation	Italia Marittima S.P.A.	1	392,106	332,410	329,130	-	0.50%	
					(USD 10,000)	(USD 10,000)			

Note 1: The way of filling in is as follows:

"0" denotes issuer

The investee is numbered from "1" in sequence by different company.

Note 2: Nature if the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries proportionate equity interest in the Company.

Note 3: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceeded 250% of the net worth states in the latest financial statements.

The calculation is as follows:

The Company: NT$65,291,138 *250%=NT$163,227,845

B. Marketable securities held as of December 31, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2008 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 53,560,792	100.00	$ 53,585,872	(Note)
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	81,927	55.00	81,927	(Note)
	Charng Yang Development Co., Ltd.	Investee company accounted for by the equity method	〃	38,744	492,754	40.00	492,754	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,484,818	39.74	7,633,122	12/31 market price
	Evergreen Security Corporation	〃	〃	4,000	65,154	31.25	65,154	
	EVA Airways Corporation	〃	〃	750,571	4,900,556	19.04	5,629,284	12/31 market price
	Taipei Port Container Terminal Corporation	〃	〃	64,000	635,316	20.00	635,316	
	Power World Fund Inc.	None	Financial assets carried at cost - non-current	1,290	12,898	5.68	-	Unable to acquire net
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.15	-	〃
	Ever Accord Construction Corp.	〃	〃	3,850	43,749	17.50	-	〃
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	〃
	TopLogis, Inc.	〃	〃	2,464	22,100	17.48	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets - non-current	46,560	356,655	8.45	356,655	
	Fubon Financial Holding Co., Ltd.	〃	〃	1,503	35,933	0.02	35,933	
	China Man-Made Fiber Corporation	〃	Financial assets at fair value through profit or loss	22	92		92	
	Beneficiary certificates:							
	HUA NAN Private placed Bond Fund No.1	None	Financial assets at fair value through profit or loss	1,917	20,250		20,250	
	Polaris De-Li Bond Fund	〃	〃	13,114	204,035		204,035	
	JIH SUN BOND FUND	〃	〃	2,134	30,005		30,005	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2008				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
	HSBC NTD Money Management Fund 2	None	Financial asset at fair value through profit or loss	3,449	50,009		50,009	
	Hua Nan Kirin Fund	〃	〃	3,323	38,006		38,006	
	Mega Diamond Bond Fund	〃	〃	4,209	50,017		50,017	
	Capital Income Fund	〃	〃	2,602	40,000		40,000	
	ING Taiwan Income Fund	〃	〃	1,223	20,000		20,000	
	KGI Victory Fund	〃	〃	1,810	20,000		20,000	
	Lydia Capital Alternative Invetment Fund	〃	〃	400	78,991		78,991	
	Reverse Repurchse agreement:							
	Credit Suisse International	None	Other financial assets - current	-	987,390		987,390	

Note: When edited the consolidated financial statements, the investment had been written off.

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Beginning balance		Addition		Disposal				Ending balance	
					Number of shares (in thousand)	Amount	Number of shares (in thousand)	Amount	Number of shares (in thousand)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousand)	Amount
Evergreen Marine Corporation	Beneficary Certificates:													
	Polaris De-Bao Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	13,078	$ 147,032	-	$ -	13,078	$ 147,412	$ 147,032	$ 380	-	$ -
	JF (Taiwan) Bond Fund	〃	〃	〃	-	-	6,366	100,000	6,366	100,037	100,000	37	-	-
	Polaris De-Li Fund	〃	〃	〃	8,497	130,000	119,480	1,846,500	114,863	1,773,581	1,772,500	1,081	13,114	204,000
	Fuh-Hwa Bond Fund	〃	〃	〃	-	-	33,081	451,000	33,081	451,647	451,000	647	-	-
	Mega Diamond Bond Fund	〃	〃	〃	-	-	59,729	704,800	55,520	655,147	654,800	347	4,209	50,000
	JF First Bond Fund	〃	〃	〃	9,752	139,000	181,288	2,603,500	191,040	2,744,931	2,742,500	2,431	-	-
	Taishin Lucky Fund	〃	〃	〃	24,002	250,000	10,934	115,000	34,936	365,422	365,000	422	-	-
	The RSIT Enhanced Bond Fund	〃	〃	〃	16,895	189,000	8,878	100,000	25,773	289,817	289,000	817	-	-
	PCA Well Pool Fund	〃	〃	〃	-	-	31,149	400,000	31,149	400,567	400,000	567	-	-
	Jih Sun Bond Fund	〃	〃	〃	-	-	36,819	515,500	34,685	485,574	485,500	74	2,134	30,000
	Bond Fund	〃	〃	〃	-	-	35,577	443,000	35,577	443,208	443,000	208	-	-
	TLAM Soloman Bond Fund	〃	〃	〃	-	-	16,754	200,000	16,754	200,113	200,000	113	-	-
	Fubon Chi-Hsiang Fund	〃	〃	〃	-	-	16,724	250,000	16,724	250,105	250,000	105	-	-

Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Beginning balance		Addition		Disposal				Ending balance	
					Number of shares (in thousand)	Amount	Number of shares (in thousand)	Amount	Number of shares (in thousand)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousand)	Amount
Evergreen Marine Corporation	UPAMC James Bond Fund	Financial Assets at fair value through *profit or loss*	Open market transaction	None	-	-	43,686	690,000	43,686	690,699	690,000	699	-	-
	FSITC Bond Fund	〃	〃	〃	-	-	2,793	469,000	2,793	469,266	469,000	266	-	-
	HSBC NTD Money Management Fund 2	〃	〃	〃	-	-	18,493	265,000	15,044	215,128	215,000	128	3,449	50,000
	Cathay Bond Fund	〃	〃	〃	-	-	114,028	1,347,000	114,028	1,348,041	1,347,000	1,041	-	-
	Fubon Chi-Hsiang Fund	〃	〃	〃	-	-	11,984	150,000	11,984	150,100	150,000	100	-	-
	FSITC Taiwan Bond Fund	〃	〃	〃	-	-	11,389	165,500	11,389	165,553	165,500	53	-	-
	Capital Income Fund	〃	〃	〃	-	-	14,914	228,000	12,312	188,203	188,000	203	2,602	40,000
	ING Taiwan Income Fund	〃	〃	〃	-	-	44,524	721,000	43,301	701,548	701,000	548	1,223	20,000

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 882,437	3.87%	30~60 days	$ -	-	($ 9,165)	0.57%	
	Evergreen International Corp.	Investee of the Company's major shareholder	Sales	2,225,370	9.92%	30~60 days	-	-	32,833	5.75%	
			Purchases	380,829	1.67%	30~60 days	-	-	(29,072)	1.82%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	808,390	3.55%	30~60 days	-	-	(42,707)	2.67%	(Note)
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	341,449	1.52%	30~60 days	-	-	1,556	0.27%	(Note)
			Purchases	299,882	1.32%	30~60 days	-	-	-	-	(Note)
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,739,186	7.63%	30~60 days	-	-	-	-	
	Evergreen International S.A.	The Company's major shareholder	Sales	102,622	0.46%	30~60 days	-	-	8,457	1.48%	

Note: When edited the consolidated financial statements, the transaction had been written off.

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at December 31, 2008

Creditor	Counterparty	Relationship with the Company	Balance as at December 31, 2008	Turnover rate	Overdue receivables		Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
					Amount	Action taken		
Evergreen Marine Corporation	Evergreen International Corporation	Investee of the Company's major shareholder	$ 168,870		$ -	-	$ 139,707	$ -

(2)Disclosure information of investee companies

A. Disclosure of location and related information of investee companies:

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street,Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$ 53,560,792	$ 5,858,308	$ 5,856,749	Subsidiary of the Company (Note)
	Taiwan Terminal Services Co., Ltd.	2F No.177 Szu Wei 4th Rd. Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	81,927	18,841	9,678	〃 (Note)
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental, sale of residential and commercial buildings	320,000	320,000	38,744	40.00	492,754	104,209	41,683	Investee accounted for under equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,484,818	939,919	430,188	〃
	Evergreen Security Corporation	4&5F, No.111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	65,154	36,725	11,477	〃
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.04	4,900,556	(16,889,684)	(3,224,208)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Taipei Port Container Terminal Corporation	No.25, Siajhuwei, Shiuntang Village,Bali Township, Taipei County, Taiwan	Container distribution and cargo stevedoring	640,000	340,000	64,000	20.00	635,316	38,852	7,770	Investee accounted for under equity method
Peony Investment S.A.	Greencompass Marine S. A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 979,748	USD 75,743	USD 75,743	Indirect subsidiary of the Company (Note)
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 555	(USD 3)	(USD 3)	〃 (Note)
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 10	USD 10	10	100.00	USD 111,029	USD 7,473	USD 7,473	〃 (Note)
	Evergreen Marine (UK) Ltd.	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 99,457	USD 1,139	USD 581	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Heavy Industrial Corp (M) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 40,547	USD 4,864	USD 4,107	Indirect subsidiary of the Company (Note)
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards, and in-land transportation	USD 20,204	USD 20,204	68	95.30	USD 10,687	USD 1,807	USD 1,722	〃 (Note)
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards, and in-land transportation	USD 804	USD 804	2	17.39	USD 363	USD 453	USD 79	〃 (Note)
	PT. Evergreen Shipping Agency Indonesia	Gedung Price waterhouse coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 973	USD 517	-	51.00	USD 1,780	USD 1,725	USD 880	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	ShenZhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu kang Rd., Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,442	(USD 379)	(USD 209)	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency(Singapore) PTE. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 2,157	USD 438	765	51.00	USD 4,339	USD 1,386	USD 707	〃 (Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 1,474	USD 476	408	51.00	USD 2,231	USD 3,313	USD 1,690	〃 (Note)
	Evergreen Shipping Agency (Korea) Corp.	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 2,426	USD 564	121	100.00	USD 2,768	USD 993	USD 993	〃 (Note)
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 3,710	4	70.00	USD 6,802	USD 74	USD 52	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg,Germany	Shipping agency	USD 8,316	USD 90	-	100.00	USD 8,703	USD 964	USD 964	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD 95	USD -	-	100.00	USD 145	USD 58	USD 58	〃 (Note)
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 184	USD 22	100	99.997	USD 1,695	USD 1,549	USD 1,549	〃 (Note)
	Evergreen Shipping Agency (Australia) Pty. Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD 232	USD -	1	51.00	USD 105	USD 8	USD 4	〃 (Note)
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 3,977	USD 7,642	-	100.00	USD 4,322	USD 558	USD 558	〃 (Note)
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 Paris La Defense Cedex-France	Shipping agency	USD 907	USD 146	1	99.40	USD 999	USD 142	USD 141	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping (Spain) S.L.	Calle Siete Aguas, 11 - Entlo. 46023 Valencia , Spain	Shipping agency	USD 3,870	USD 486	3	55.00	USD 7,427	USD 7,185	USD 3,952	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (Poland) SP. ZO. O	UL. Postepu 18, 02-676 Warszawa, Poland	Shipping agency	USD 662	USD 69	2	100.00	USD 573	USD 25	USD 25	〃 (Note)
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 140	USD 503	150	95.00	USD 84	(USD 153)	(USD 145)	〃 (Note)
	Evergreen Shipping Agency (Italy) S.P.A.	Scali Cerere, 9 Livorno Italy	Shipping agency	USD 2,352	USD 1,619	1	55.00	USD 3,156	USD 1,756	USD 966	〃 (Note)
	Evergreen Shipping Agency (Russia) Ltd.	6 Sofiyskaya Street, ST Petersburg, 192236 Russia	Shipping agency	USD 848	USD 124	-	51.00	USD 812	USD 1,638	USD 835	〃 (Note)
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 454	USD 345	-	51.00	USD 1,669	USD 2,799	USD 1,427	〃 (Note)
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114, Huangho E. Rd., Huangdao District, Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	USD 4,447	USD 4,447	-	40.00	USD 6,586	USD 1,939	USD 776	Investee company of Peony accounted for under equity method

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Kingstrans International Logistics (Tianjing) Co., Ltd.	NO. 12 Yuejin Rd. Tianjin Port International Logistics Center,Tanggu District, Tianjin, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 2,000	USD 2,000	-	20.00	USD 2,139	(USD 409)	(USD 82)	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No. 201 Xiaoshan Rd., Taipingyang Industrial Area, Beilun, Ningbo, Zhejiang, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,293	USD 970	USD 388	〃
	Shanghai Jifa Logistics Co., Ltd.	12F Jifa Buidling No.4049C Jungong Rd., Shanghai City, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD -	USD 6,635	-	0.00	USD -	USD -	USD -	〃
	Balsam Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 168,101	(USD 12,422)	(USD 6,087)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Luanta Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50.00	USD 86,504	USD 151,555	USD 75,777	Investee company of Peony accounted for under equity method
	Green Peninsula Agencies SDM. BHD	NO.7, Jalan Jurutera U1/23, Section U1, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor Darul Ehsan, Malaysia	Investment holding company	USD 7,255	USD 450	1,500	30.00	USD 7,223	USD 5,257	USD 1,577	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 28,636	USD 28,636	10,600	48.18	USD 28,682	USD 11,732	USD 5,653	〃

Note: When edited the consolidated financial statements, the investment had been written off.

B. Loans granted for the year ended December 31, 2008

No.	Creditor	Borrower	General ledger account	Maximum outstanding balance for the year ended December 31, 2008	Balance at December 31, 2008	Interest rate (%)	Nature of loan (Note 1)	Amount of transaction with the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral		Limit on loans granted to a single party (Note 2)	Ceiling on total loans granted (Note 2)
											Item	Value		
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties (Note 3)	USD 2,000	USD 2,000	2.230~3.490	2	USD -	Working capital requirement	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
		Kingtrans International Logistics (Tianjin)Co.,Ltd	〃	USD 1,500	USD 1,500	3.544	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
		Luanta Investment (NetherLands) N.V.	〃	USD 27,825	USD 4,665	4.701	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
2	Clove Holding Ltd.	Island Equipment LLC.	〃 (Note 3)	USD 11,523	USD 11,523	5.150	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃 (Note 3)	USD 4,801	USD 4,801	5.150	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
		Kingtrans International Logistics (Tianjin)Co.,Ltd	〃	USD 1,500	USD 1,500	3.544	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455

Note 1:Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the loans extended to the companies which require short-term financing.

Note 2: The explanation of the equation of the limits and amounts is required and set forth as follows:

1.According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company:NTD65,291,138 *20%=NTD13,058,228

2.According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements.

The calculation is as follows:

NTD65,291,138 *40%=NTD26,116,455

Note 3: When edited the consolidated financial statements, the transaction had been written off.

C. Marketable securities held as at December 31, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Peony Investment S.A.	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by equity method	10	USD	111,029	100.00	USD	111,029		(Note)
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD	8,703	100.00	USD	8,703		(Note)
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD	145	100.00	USD	145		(Note)
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD	2,768	100.00	USD	2,768		(Note)
	Evergreen Shipping Agency (Netherlands) B.V.	〃	〃	-	USD	4,322	100.00	USD	4,322		(Note)
	Evergreen Shipping Agency (Poland) SP.ZO.O	〃	〃	2	USD	573	100.00	USD	573		(Note)
	Greencompass Marine S.A.	〃	〃	3,535	USD	979,748	100.00	USD	979,748		(Note)
	Vigor Enterprise S.A.	〃	〃	5	USD	555	100.00	USD	555		(Note)
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD	1,695	99.997	USD	1,695		(Note)
	Evergreen Argentina S.A.	〃	〃	150	USD	84	95.00	USD	84		(Note)
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD	999	99.40	USD	999		(Note)
	PT Multi Bina Pura International	〃	〃	68	USD	10,687	95.30	USD	10,687		(Note)
	PT Multi Bina Transport	〃	〃	2	USD	363	17.39	USD	363		(Note)
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD	40,547	84.44	USD	40,547		(Note)
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD	6,802	70.00	USD	6,802		(Note)
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD	7,427	55.00	USD	7,427		(Note)
	Evergreen Shipping Agency (Italy) S.P.A.	〃	〃	1	USD	3,156	55.00	USD	3,156		(Note)
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD	3,442	55.00	USD	3,442		(Note)
	Evergreen Marine (UK) Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by equity method	765	USD	99,457	51.00	USD	99,457		(Note)

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Peony Investment S.A.	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	105	51.00	USD	105		(Note)
	Evergreen Shipping Agency (Russia) Limited	〃	〃	-	USD	812	51.00	USD	812		(Note)
	Evergreen Shipping Agency (Singapore) Pte Ltd	〃	〃	765	USD	4,339	51.00	USD	4,339		(Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	2,231	51.00	USD	2,231		(Note)
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	1,669	51.00	USD	1,669		(Note)
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,780	51.00	USD	1,780		(Note)
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by equity method	〃	460	USD	86,504	50.00	USD	86,504		
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	168,101	49.00	USD	168,101		
	Evergreen Container Terminal (Thailand) Limited	〃	〃	10,600	USD	28,682	48.18	USD	28,682		
	Ningbo Victory Container Co. Ltd.			-	USD	2,293	40.00	USD	2,293		
	Qingdao Evergreen Container Transportation Co., Ltd.	〃	〃	-	USD	6,586	40.00	USD	6,586		
	Green Peninsula Agencies SDM. BHD.	〃	〃	1,500	USD	7,223	30.00	USD	7,223		
	Kingtrans Intl. Logistics (Tianjin) Co. Ltd.	〃	〃	-	USD	2,139	20.00	USD	2,139		
	Dongbu Pusan Container Terminal Co. Ltd.	None	Financial assets carried at cost - non-current	300	USD	1,556	15.00	USD	1,556		
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492		
	Colombo - South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412		
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of the Peony	Long-term equity investment accounted for by equity method	8	IDR	16,652,556	72.95	IDR	16,652,556		(Note)
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD	30,655	90.00	USD	30,655		(Note)
	Island Equipment LLC.	〃	〃	-	USD	1,224	36.00	USD	1,224		(Note)
	Classic Outlook Investment Ltd.	Investee of the Clove accounted for by cost method	Financial assets carried at cost - non-current	-	USD	102,359	2.25	USD	102,359		
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-		

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of the Ample accounted for by equity method	Long-term equity investment accounted for by equity method	22,860	USD	66,081	40.00	USD	66,081		
Island Equipment LLC	Whitney Equipment LLC.	Investee of the Island accounted for by equity method	〃	-	USD	1,132	100.00	USD	1,132		(Note)
	Hemlock Equipment LLC.	〃	〃	-	USD	2,124	100.00	USD	2,124		(Note)
Evergreen Marine (UK) Limited	Island Equipment LLC.	Investee of the EMU accounted for by equity method	〃	-	GBP	268	15.00	GBP	268		(Note)
	Kingtrans Intl. Logistics (Tianjin) Co. Ltd.	〃	〃	-	GBP	954	20.00	GBP	954		
Armand Investment (Netherlands) N.V.	Armand Estate B.V.	Indirect subsidiary of the Peony	〃	-	USD	9,711	100.00	USD	9,711		(Note)
Armand Estate B.V.	Taipei Port Container Terminal Corporation	Investee of the Armand Estate B.V. accounted for by equity method	〃	32,000	USD	9,651	10.00	USD	9,651		
Greencompass Marine S.A.	Lydia Capital Alternative Investment Fund	None	Financial assets at fair value - current	8	USD	450	-	USD	450		
Evergreen Shipping Agency (Singapore) Pte Ltd.	RTW AIR SERVICES (S) PL	None	Financial assets carried at cost - non-current	30	SGD	40	2.00	SGD	40		
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service	Investee of the EGT accounted for by cost method	〃	4	THB	1,160	2.00	THB	1,160		
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of the EGD accounted for by cost method	〃	-	EUR	18	100.00	EUR	18		
	Zoll Pool	〃	〃	10	EUR	10	6.25	EUR	10		
	Evergreen Shipping Agency (Switzerland) S.A.	〃	〃	-	EUR	69	100.00	EUR	69		

Note: When edited the consolidated statements, the transaction had been written off.

D.Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Purchaser/seller	Counterparty	Relationship with the Company	Transaction					Differences in transactions		Notes/accounts receivable		Remark
			Purchases/ Sales	Amount		% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	Sales	USD	9,527	0.47%	15~30 days	-	-	-	-	(Note)
	〃	〃	Purchases	USD	10,820	0.55%	15~30 days	-	-	-	-	(Note)
	Evergreen International S.A.	Related party	Sales	USD	8,299	0.41%	15~30 days	-	-	-	-	
	〃	〃	Purchases	USD	6,316	0.32%	15~30 days	-	-	-	-	
	Italia Marittima S.P.A.	〃	Purchases	USD	5,306	0.27%	15~30 days	-	-	-	-	
Evergreen Heavy Industrial Corp. (M) Berhad	Evergreen Marine Corp.	The parent	Sales	MYR	241,075	61.39%	45 days	-	-	-	-	(Note)
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Marine (UK) Limited	Related party	Sales	EUR	2,533	23.00%	None	-	-	-	-	(Note)
	Evergreen International S.A.	〃	Sales	EUR	3,208	29.00%	None	-	-	-	-	
Hemlock Equipment LLC	Evergreen Marine Corp.	The parent	Sales	USD	13,218	70.00%	5 days	-	-	-	-	(Note)
Evergreen Shipping Agency (Netherlands) B.V.	Evergreen International S.A.	Related party	Sales	EUR	3,215	42.91%	None	-	-	-	-	
	Evergreen Marine (UK) Limited	〃	Sales	EUR	2,064	27.55%	None	-	-	-	-	(Note)
Evergreen Shipping Agency (Italy) S.P.A.	Italia Marittima S.P.A.	〃	Sales	EUR	3,481	32.00%	None	-	-	-	-	

Note: When edited the consolidated statements, the transaction had been written off.

E. Derivative financial instruments transactions:

Greencompass Marine S. A. and Evergreen Marine (UK) Limited - investees of the Company- are engaged in interest rate swaps and currency exchange options in order to hedge the risks resulting from the fluctuation of interest rates and exchange rates. As of December 31, 2008, the outstanding derivative instruments are as follows:

	December 31, 2008	
Derivative instruments	Notional Principal (Contract Amount)	Fair Value
Interest rate swaps (IRS)	USD 92,795	(USD 10,752)
Currency exchange swap (CCS)	USD 40,380	(USD 3,860)

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in Capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted: to Mainland China	Amount remitted: back to Taiwan	Accumulated amount of remittance to Mainland China as of December 31, 2008	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2008 (Note 2)	Book value of investment in Mainland China as of December 31, 2008	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2008
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	RMB 271,565	(2)	$ 197,478 (USD 6,000)	-	Note 4	$ 197,478 (USD 6,000)	Note 4	Note 4	Note 4	$ -
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 24,119	(2)	$ 33,505 (USD 1,018)	-	-	$ 33,505 (USD 1,018)	40.00	$ 12,236 (USD 388)	$ 75,468 (USD 2,293)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 92,500	(2)	$ 146,365 (USD 4,447)	-	-	$ 146,365 (USD 4,447)	40.00	$ 24,456 (USD 776)	$ 216,750 (USD 6,586)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, restore, repair, clearing, and related activities	RMB 44,960	(2)	$ 103,149 (USD 3,134)	-	-	$ 103,149 (USD 3,134)	55.00	($ 6,575) (USD -209)	$ 113,280 (USD 3,442)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yards	HKD 92,000	(2)	$ 26,771 (HKD 6,304)	-	-	$ 26,771 (HKD 6,304)	6.85	$ -	$ 26,771 (HKD 6,304)	-

Investee in Mailand China	Main activities	Paid-in Capital	Investment method (Note1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted to Mainland China	Amount remitted back to Taiwan	Accumulated amount of remittance to Mainland China as of December 31, 2008	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2008 (Note 2)	Book value of investment in Mainland China as of December 31, 2008	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2008
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	RMB 77,929	(2)	$ 131,652 (USD 4,000)			$ 131,652 (USD 4,000)	30.20	($ 5,963) (USD -189)	$ 115,530 (USD 3,510)	

Balance of investments in Mainland China as of December 31, 2008	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note 3)	Quota of Investments in Mainland China imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)
$638,920 (USD 18,599) (HKD 6,304)	$1,187,896 (USD 36,092)	$37,947,706

(Net worth of the Company:NT$63,246,176)

Note 1:Investment in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2:Investment income (loss) for the year

"(1)" Denotes that the investee is still in the start-up stage.
"(2)" Denotes the basis on which the investment income (loss) is recognized.
(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others

Note 3:The amount in the table should be stated in New Taiwan Dollars.

Note 4:The Company sold its equity of Shanghai Jifa Logistics Co., LTD in the second quarter of 2008. The Company will receive the proceeds from disposal of this long-term investment after the approval of the authority in Mainland China.

Note 5:When edited consolidated financial statements, the investment transaction had been written off.

(4)Business and significant transactions between the company and its subsidiary

December 31, 2008

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Taiwan Terminal Service Co., Ltd.	1	Other receivables	$270	Note 3	-
		〃	1	Accounts payable	42,707	〃	0.03
		〃	1	Operating revenue	3,082	〃	-
		〃	1	Operating cost	808,390	〃	0.63
		Greencompass Marine S.A.	1	Accounts receivable	1,556	〃	-
		〃	1	Other receivables	8,950	〃	0.01
		〃	1	Agency reciprocal accounts-debit	784,390	〃	0.59
		〃	1	Operating revenue	351,303	〃	0.27
		〃	1	Operating cost	299,882	〃	0.23
		Evergreen Marine (UK) Limited	1	Accounts receivable	4,955	〃	-
		〃	1	Other receivables	58,512	〃	0.04
		〃	1	Agency reciprocal accounts-debit	97,684	〃	0.07
		〃	1	Operating revenue	61,328	〃	0.05
		PT. Multi Bina Pura International	1	Other receivables	1	〃	-
		Shenzhen Greentrans Transportation Co., Ltd.	1	Other receivables	11	〃	-
		Evergreen Shipping Agency (Russia) Ltd.	1	Other receivables	4	〃	-
		〃	1	Agency accounts- credit	469	〃	-
		Evergreen Shipping Agency (India) Pvt. Ltd.	1	Agency accounts- debit	81,452	〃	0.06
		〃	1	Operating cost	11,986	〃	0.01
		Evergreen Shipping Agency (Thailand) Co., Ltd.	1	Agency accounts- debit	25,620	〃	0.02
		〃	1	Operating cost	49,706	〃	0.04
		PT. Evergreen Shipping Agency Indonesia	1	Agency accounts- debit	20,454	〃	0.02
		〃	1	Accounts payable	42	〃	-
		〃	1	Operating cost	44,460	〃	0.03

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Agency accounts- debit	$32	Note 3	-
		〃	1	Accounts payable	3,947	〃	-
		〃	1	Operating cost	8,622	〃	0.01
		Evergreen Shipping Agency (Deutschland) GmbH	1	Agency accounts- debit	60	〃	-
		Evergreen Shipping Agency (Ireland) Ltd.	1	Agency accounts- debit	556	〃	-
		〃	1	Accounts payable	1	〃	-
		Evergreen Shipping Agency (Korea) Corporation	1	Accounts payable	3	〃	-
		〃	1	Agency accounts- credit	204	〃	-
		〃	1	Operating cost	3,697	〃	-
		Evergreen Shipping Agency (Netherland) B.V.	1	Agency accounts- credit	820	〃	-
		Evergreen Shipping Agency (Poland) SP.ZO.O	1	Agency accounts- debit	47	〃	-
		Evergreen Argentina S.A.	1	Agency accounts- debit	23,265	〃	0.02
		Evergreen Shipping Agency France S.A.	1	Agency accounts- credit	7	〃	-
		Evergreen Shipping (Spain) S.L.	1	Agency accounts- credit	41	〃	-
		Evergreen Shipping Agency (Italy) S.P.A.	1	Agency accounts- debit	3,099	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	1	Agency accounts- credit	6,242	〃	-
		〃	1	Operating cost	11,758	〃	0.01
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Pvt. Ltd.	3	Other receivables	66,011	〃	0.05
		Evergreen Argentina S.A.	3	Accounts receivable	269	〃	-
		Shenzhen Greentrans Transportation Co., Ltd.	3	Accounts receivable	41	〃	-
		〃	3	Other payables	5,631	〃	-
2	Greencompass Marine S.A.	Evergreen Marine (UK) Limited	3	Agency reciprocal accounts- credit	38,232	〃	0.03
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Accounts receivable	13,843	〃	0.01
		〃	3	Agency accounts- debit	153	〃	-
		〃	3	Operating cost	31,607	〃	0.02

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Greencompass Marine S.A.	Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Accounts receivable	$9,623	Note 3	0.01
		〃	3	Agency accounts- debit	26,195	〃	0.02
		〃	3	Operating cost	56,543	〃	0.04
		PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	37,591	〃	0.03
		〃	3	Operating cost	43,999	〃	0.03
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Accounts receivable	36,101	〃	0.03
		〃	3	Other payables	2,542	〃	-
		〃	3	Operating cost	21,280	〃	0.02
		Evergreen Shipping Agency (Korea) Corporation	3	Accounts receivable	46,906	〃	0.04
		〃	3	Operating cost	45,185	〃	0.04
		Evergreen Shipping Agency (Deutschland) GmbH	3	Accounts receivable	88,188	〃	0.07
		〃	3	Accounts payable	6,322	〃	-
		〃	3	Operating cost	94,733	〃	0.07
		Evergreen Shipping Agency (Ireland) Ltd.	3	Accounts receivable	23,289	〃	0.02
		〃	3	Operating cost	7,051	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Accounts receivable	95,860	〃	0.07
		〃	3	Agency accounts- debit	41,308	〃	0.03
		〃	3	Operating cost	85,247	〃	0.07
		Evergreen Shipping Agency (Poland) SP.ZO.O	3	Accounts receivable	10,758	〃	0.01
		〃	3	Agency accounts- debit	367	〃	-
		〃	3	Other payables	65	〃	-
		〃	3	Operating cost	6,316	〃	-
		Evergreen Shipping Agency France S.A.	3	Accounts receivable	73,634	〃	0.06
		〃	3	Operating cost	84,195	〃	0.07
		Evergreen Shipping (Spain) S.L.	3	Accounts receivable	170,508	〃	0.13
		〃	3	Operating cost	47,109	〃	0.04
		Evergreen Shipping Agency (Italy) S.P.A.	3	Agency reciprocal accounts-credit	14,762	〃	0.01
		〃	3	Operating cost	40,981	〃	0.03

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Greencompass Marine S.A.	Evergreen Shipping Agency (Russia) Ltd.	3	Accounts receivable	$21,861	Note 3	0.02
		Evergreen Shipping Agency (Vietnam) Corp.	3	Accounts receivable	7,706	〃	0.01
		〃	3	Agency accounts- debit	56	〃	-
		〃	3	Operating cost	26,399	〃	0.02
		Evergreen Shipping Agency (Australia) Pty. Ltd.	3	Accounts receivable	18,790	〃	0.01
		〃	3	Agency accounts- debit	109	〃	-
		〃	3	Operating cost	15,762	〃	0.01
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Other receivables	158,021	〃	0.12
		Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Agency accounts- debit	15,831	〃	0.01
		〃	3	Agency reciprocal accounts-credit	28,414	〃	0.02
		〃	3	Operating cost	38,471	〃	0.03
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Operating cost	34,767	〃	0.03
		PT. Evergreen Shipping Agency Indonesia	3	Agency accounts- debit	5,690	〃	-
		〃	3	Operating cost	33,841	〃	0.03
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Agency accounts- debit	1,130	〃	-
		〃	3	Other payables	863	〃	-
		〃	3	Operating cost	7,438	〃	0.01
		Evergreen Shipping Agency (Korea) Corporation	3	Agency accounts- debit	76	〃	-
		〃	3	Operating cost	8,860	〃	0.01
		Evergreen Shipping Agency (Deutschland) GmbH	3	Agency reciprocal accounts-credit	3,354	〃	-
		〃	3	Accounts payable	9,757	〃	0.01
		〃	3	Operating cost	141,579	〃	0.11
		Evergreen Shipping Agency (Ireland) Ltd.	3	Agency accounts- debit	2,700	〃	-
		〃	3	Operating cost	10,858	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Operating cost	99,242	〃	0.08

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
3	Evergreen Marine (UK) Limited	Evergreen Shipping Agency (Poland) SP.ZO.O	3	Agency accounts- debit	165	Note 3	-
		〃	3	Other payables	59	〃	-
		〃	3	Operating cost	10,446	〃	0.01
		Evergreen Shipping Agency France S.A.	3	Agency accounts- debit	4,445	〃	-
		〃	3	Operating cost	69,476	〃	0.05
		Evergreen Shipping (Spain) S.L.	3	Operating cost	25,988	〃	0.02
		Evergreen Shipping Agency (Italy) S.P.A.	3	Agency accounts- debit	768	〃	-
		〃	3	Agency reciprocal accounts- credit	1,194	〃	-
		〃	3	Operating cost	4,539	〃	-
		Evergreen Shipping Agency (Russia) Ltd.	3	Agency accounts- debit	12,340	〃	0.01
		〃	3	Operating cost	2,206	〃	-
		〃	3	Accounts payable	3,217	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	3	Operating cost	26,477	〃	0.02
		Shenzhen Greentrans Transportation Co., Ltd.	3	Accounts payable	6	〃	-
4	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	379,250	〃	0.28
5	PT. Multi Bina Pura International	PT. Multi Bina Transport	3	Accounts receivable	361	〃	-
		〃	3	Operating revenue	4,189	〃	-
		〃	3	Accounts payable	385	〃	-
		〃	3	Other payables	226	〃	-
		〃	3	Operating cost	6,992	〃	0.01
		PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	1,638	〃	-
6	PT. Multi Bina Transport	PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	1,893	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
7	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Russia) Ltd.	3	Accounts payable	15,075	Note 3	0.01
		〃	3	Operating cost	52,926	〃	0.04

Note 1: Transaction between the Company and the subsidiary are shown as follows:
(1) the "0" represents the Company.
(2) the subsidiary are numbered from "1" in sequence.

Note 2: The relationship are shown as follows:
(1) the Company to the subsidiary.
(2) the subsidiary to the Company
(3) the subsidiary to the subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

December 31, 2007

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Taiwan Terminal Service Co., Ltd.	1	Accounts payable	$74,073	Note 3	0.05
		〃	1	Operating cost	736,358	〃	0.51
		〃	1	Other receivables	270	〃	-
		〃	1	Operating revenue	3,082	〃	-
		Greencompass Marine S.A.	1	Operating revenue	214,750	〃	0.15
		〃	1	Accounts receivable	9,337	〃	0.01
		〃	1	Agency reciprocal accounts	10,733	〃	0.01
		〃	1	Other receivables	21,750	〃	0.02
		〃	1	Agency accounts- credit	659,645	〃	0.48
		〃	1	Operating cost	422,150	〃	0.29
		〃	1	Accounts payable	29,017	〃	0.02
		Evergreen Marine (UK) Limited	1	Agency reciprocal accounts	5,115	〃	-
		〃	1	Accounts receivable	4,583	〃	-
		〃	1	Operating revenue	22,673	〃	0.02
		〃	1	Other receivables	1,113	〃	-
		〃	1	Agency accounts- credit	114,884	〃	0.08
		〃	1	Operating cost	232,880	〃	0.16
		〃	1	Accounts payable	18,655	〃	0.01
		Evergreen Shipping Agency (India) Pvt. Ltd.	1	Accounts payable	23,337	〃	0.02
		〃	1	Agency accounts- debit	93,239	〃	0.07
		PT. Evergreen Shipping Agency Indonesia	1	Accounts payable	10,624	〃	0.01
		〃	1	Agency accounts- debit	15,409	〃	0.01
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Accounts payable	5,068	〃	-
		〃	1	Agency accounts- debit	4,328	〃	-
		Evergreen Korea Corporation	1	Agency accounts- credit	2,019	〃	-
		Evergreen Shipping Agency (Thailand) Co., Ltd.	1	Agency accounts- debit	55,125	〃	0.04
		Evergreen Shipping Agency (Italy) S.P.A.	1	Other receivables	734	〃	-
1	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	290,086	〃	0.21
		Ample Holding Ltd.	3	Other receivables	999,112	〃	0.72

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Multi Bina Pura International	PT. Multi Bina Transport	3	Accounts receivable	$342	Note 3	-
		〃	3	Accounts payable	2,012	〃	-
		〃	3	Operating cost	12,227	〃	0.01
		〃	3	Rent revenue	5,028	〃	-
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Other receivables	120,869	〃	0.09
4	Evergreen Shipping Agency (India) Pte. Ltd.	Peony Investment S.A.	3	Accounts payable	53,847	〃	0.04
5	Evergreen Shipping Agency (Italy) S.P.A.	Greencompass Marine S.A.	3	Other receivables	6,885	〃	-
		Evergreen Marine (UK) Limited	3	Other receivables	31,205	〃	0.02
6	Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd.	Greencompass Marine S.A.	3	Operating revenue	1,166,197	〃	0.80

Note 1: Transaction between the Company and the subsidiary are shown as follows:
(1) the "0" represents the Company.
(2) the subsidiary are numbered from "1" in sequence.

Note 2: The relationship are shown as follows:
(1) the Company to the subsidiary.
(2) the subsidiary to the Company
(3) the subsidiary to the subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

12.SEGMENT INFORMATION

(1)Financial information by industries

As the Group is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

(2)Financial information by geographical areas

The Group is engaged in international marine transportation; however, its foreign-ports formalities regarding arrival and departure of ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred in foreign ports are handled by overseas shipping agents. Therefore, no disclosure is required.

(3)Export information

The Group is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

(4)Information on major customers

The Group provides services to customers all over the world. No single customer of the Group accounts for more than 10% of the Group's operating revenues.

082-04420

EVERGREEN MARINE CORPORATION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2008 AND 2007

EVERGREEN MARINE CORPORATION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2008 AND 2007

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Shareholders of Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of December 31, 2008 and 2007, and the related statements of income, of changes in stockholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of certain investee companies accounted for under the equity method as of and for the years ended December 31, 2008 and 2007, were audited by other auditors, whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included in the financial statements and information disclosed in Note 11 relating to these long-term equity investments, is based solely on the reports of the other auditors. Long-term equity investments in these investee companies amounted to 26,296,891 and 26,751,437 thousand New Taiwan dollars, constituting 27.91% and 29.41% of the total assets as of December 31, 2008 and 2007, and the related investment income was 270,232 and 1,902,884 thousand New Taiwan dollars, constituting 39.29% and 16.32% of the net income before tax for the years then ended, respectively.

We conducted our audits in accordance with the "Rules Governing the Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

We have also audited the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the years ended December 31, 2008 and 2007, on which we have issued an unqualified opinion with explanatory paragraph thereon.

PricewaterhouseCoopers
April 20, 2009
Taipei, Taiwan
Republic of China

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION
BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 5,107,001	$ 4,499,197
Financial assets at fair value through profit or loss - current (Note 4(2))	589,115	1,472,538
Notes receivable, net	301	1,025
Accounts receivable, net (Note 4(3))	495,119	606,293
Accounts receivable - related parties, net (Notes 4(3) and 5)	75,592	114,705
Other receivables (Note 4(4))	303,466	494,370
Other receivables - related parties (Notes 4(4) and 5)	280,713	134,985
Other financial assets - current (Note 4(5))	1,363,494	105,727
Ship fuel (Note 4(6))	332,414	559,953
Prepaid expenses	164,020	203,936
Prepayments	22,187	175,989
Deferred income tax assets - current (Note 4(28))	912,432	269,154
Restricted assets (Note 6)	132,187	184,411
Other current assets - other (Notes 4(7) and 5)	2,475,680	2,777,082
Total current assets	12,253,721	11,599,365
Funds and Investments		
Available-for-sale financial assets - non-current (Note 4(8))	392,588	772,064
Financial assets carried at cost - non-current (Note 4(9))	1,534,441	1,536,146
Investments in bonds without active markets - non- current (Note 4(10))	-	12,157
Long-term equity investments accounted for under the equity method (Note 4(11))	67,221,317	66,035,667
Other long-term investments	312	312
Total funds and investments	69,148,658	68,356,346
Property, Plant and Equipment (Notes 4(12), 5 and 6)		
Land	1,972,540	1,998,859
Buildings	1,512,002	1,512,002
Loading and unloading equipment	4,302,811	4,399,522
Computer and communication equipment	119,618	132,253
Transportation equipment	16,018,743	13,980,793
Ships and equipment	5,770,086	5,770,086
Dock and wharf equipment	150,013	296,619
Office equipment	221,903	217,249
Cost and revaluation increments	30,067,716	28,307,383
Less: Accumulated depreciation	(17,583,945)	(17,525,469)
Prepayments for equipment	146,860	3,861
Total property, plant and equipment, net	12,630,631	10,785,775
Intangible assets		
Deferred pension costs (Note 4(23))	59,440	81,124
Other Assets		
Refundable deposits	44,586	38,641
Deferred expenses	96,279	64,511
Long-term installment receivables (Note 4(13))	-	37,122
Total other assets	140,865	140,274
TOTAL ASSETS	$ 94,233,315	$ 90,962,884

(Continued)

EVERGREEN MARINE CORPORATION
BALANCE SHEETS
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term loans (Note 4(14))	$ 2,820,000	$ -
Financial liabilities at fair value through profit or loss - current (Note 4(15))	3,221,372	1,063,714
Derivative financial liabilities for hedging - current (Note 4(16))	-	3,892
Notes payable	2,796	6,930
Accounts payable	1,414,176	2,029,877
Accounts payable - related parties (Note 5)	181,275	266,764
Income tax payable (Note 4(28))	337,756	495,533
Accrued expenses (Note 4(17))	2,304,062	3,329,346
Other payables	48,961	49,666
Long-term liabilities - current portion (Note 4(18))	232,100	3,248,274
Other current liabilities (Note 5)	582,100	2,243,556
Total current liabilities	11,144,598	12,737,552
Long-term Liabilities		
Financial liabilities at fair value through profit or loss - non-current (Note 4(19))	818,728	-
Financial liabilities carried at cost - non-current (Note 4(20))	-	9,004
Bonds payable (Note 4(21))	-	801,964
Long-term loans (Notes 4(22) and 6)	15,437,390	4,401,024
Total long-term liabilities	16,256,118	5,211,992
Other Liabilities		
Accrued pension liabilities (Note 4(23))	698,473	600,129
Guarantee deposits received	24	64
Deferred income tax liabilities - non-current (Note 4(28))	2,225,928	1,810,027
Deferred credits (Note 5)	661,998	905,440
Total other liabilities	3,586,423	3,315,660
Total liabilities	30,987,139	21,265,204
Stockholders' Equity		
Capital (Note 4(24))		
Common stock	30,609,390	30,338,695
Capital Reserves (Note 4(25))		
Paid-in capital in excess of par value of common stock	4,787,505	4,493,300
Capital reserve from donated assets	371	371
Capital reserve from long-term investments	1,560,794	1,515,806
Capital reserve - other	6,713	6,713
Retained Earnings (Note 4(26))		
Legal reserve	7,522,313	6,484,143
Special reserve	957,344	957,344
Undistributed earnings	18,161,703	23,843,660
Other Adjustments to Stockholders' Equity		
Unrealized gain or loss on financial instruments	(776,363)	453,193
Cumulative translation adjustments	895,498	2,074,210
Unrecognized pension cost	(479,092)	(469,755)
Total stockholders' equity	63,246,176	69,697,680
Commitments And Contingent Liabilities		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 94,233,315	$ 90,962,884

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
Operating Revenue (Notes 4(27) and 5)	$ 22,437,412	$ 27,844,435
Operating Costs (Notes 4(30) and 5)	(20,880,062)	(23,957,784)
Gross profit	1,557,350	3,886,651
Operating Expenses		
General and administrative expenses (Notes 4(30) and 5)	(1,918,497)	(1,830,005)
Operating (loss) income	(361,147)	2,056,646
Non-operating Income and Gains		
Interest income	110,362	171,390
Investment income accounted for under the equity method (Note 4(11))	3,133,337	8,086,030
Dividend income	58,446	33,052
Gain on disposal of property, plant and equipment (Note 5)	1,001,790	1,514,085
Gain on disposal of investments	-	216,182
Foreign exchange gain, net	-	277,055
Rental income (Note 5)	101,506	76,293
Others	116,628	86,129
Non-operating Income and Gains	4,522,069	10,460,216
Non-operating Expenses and Losses		
Interest expense	(228,469)	(170,908)
Loss on valuation of financial assets (Note 4(2))	(12,656)	(149,937)
Loss on valuation of financial liabilities (Note 4(15))	(3,086,605)	(384,157)
Loss on disposal of property, plant and equipment	(4,799)	(1,589)
Loss on disposal of investments	(41,623)	-
Foreign exchange loss, net	(88,129)	-
Financing charges	(8,668)	(28,604)
Impairment loss (Note 4(9))	-	(119,000)
Others	(2,216)	(2,688)
Non-operating Expenses and Losses	(3,473,165)	(856,883)
Income from continuing operations before income tax	687,757	11,659,979
Income tax expense (Note 4(28))	(48,491)	(1,278,277)
Net income	$ 639,266	$ 10,381,702

	2008 Before Tax	2008 After Tax	2007 Before Tax	2007 After Tax
Basic earnings per share (Note 4(29))				
Net income	$ 0.23	$ 0.21	$ 3.96	$ 3.53
Diluted earnings per share (Note 4(29))				
Net income	$ 0.22	$ 0.21	$ 3.80	$ 3.38

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORP. (TAIWAN) LTD.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

			Retained Earnings						
	Common stock	Capital reserves	Legal reserve	Special reserve	Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Total
Year 2007									
Balance at January 1, 2007	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ 57,313,092
Appropriation of 2006 earnings									
Legal reserve	-	-	41,158	-	(41,158)	-	-	-	-
Cash dividend	-	-	-	-	(877,045)	-	-	-	(877,045)
Bonuses to employees	-	-	-	-	(33,620)	-	-	-	(33,620)
Remuneration to directors and supervisors	-	-	-	-	(7,000)	-	-	-	(7,000)
Conversion of convertible bonds into common stock	1,179,402	1,139,699	-	-	-	-	-	-	2,319,101
Adjustments to retained earnings due to changes in percentage of shareholding resulting from changes in investees' capital reserves	-	401	-	-	-	22,308	(82,336)	21,955	(37,672)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	268,393	-	268,393
Unrealized gain on available-for-sale assets	-	-	-	-	-	147,733	-	-	147,733
Unrealized gain on cash flow hedges	-	-	-	-	-	193,469	-	-	193,469
Unrecognized pension cost	-	-	-	-	-	-	-	29,527	29,527
Net income for 2007	-	-	-	-	10,381,702	-	-	-	10,381,702
Balance at December 31, 2007	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 69,697,680
Year 2008									
Balance at January 1, 2008	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 69,697,680
Unrealized gain on sale of amortized financial assets carried at cost	-	-	-	-	-	9,371	-	-	9,371
Appropriation of 2007 earnings									
Legal reserve	-	-	1,038,170	-	(1,038,170)	-	-	-	-
Cash dividend	-	-	-	-	(5,201,453)	-	-	-	(5,201,453)
Bonuses to employees	-	-	-	-	(36,000)	-	-	-	(36,000)
Remuneration to directors and supervisors	-	-	-	-	(45,600)	-	-	-	(45,600)
Conversion of convertible bonds into common stock	270,695	294,205	-	-	-	-	-	-	564,900
Adjustments to retained earnings due to changes in percentage of shareholding resulting from changes in investees' capital reserves	-	44,988	-	-	-	(864,686)	115,949	66,277	(637,472)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	(1,294,661)	-	(1,294,661)
Unrealized loss on available-for-sale assets	-	-	-	-	-	(377,160)	-	-	(377,160)
Unrealized loss on cash flow hedges	-	-	-	-	-	2,919	-	-	2,919
Unrecognized pension cost	-	-	-	-	-	-	-	(75,614)	(75,614)
Net income for 2008	-	-	-	-	639,266	-	-	-	639,266
Balance at December 31, 2008	$ 30,609,390	$ 6,355,383	$ 7,522,313	$ 957,344	$ 18,161,703	($ 776,363)	$ 895,498	($ 479,092)	$ 63,246,176

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 639,266	$ 10,381,702
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Depreciation	1,657,000	1,242,225
Amortization	29,669	26,834
Reclassification of depreciation of dock facilities to operating costs and others	443,616	602,613
Reclassification of amortization of deferred charges to others	27,279	38,903
Net gain on disposal of property, plant and equipment	(996,990)	(1,512,496)
Excess of equity-accounted investment gain over cash dividends	(2,817,783)	(7,683,423)
Loss on impairment of financial assets carried at cost	-	119,000
Interest compensation of convertible bonds	(4,964)	(4,650)
Gain on disposal of available-for-sale financial assets	(19,883)	(12,923)
Interest amortization of financial assets and unrealized exchange gains	(256)	(1,026)
Loss on disposal of investments in bonds without active markets	12,451	-
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	3,859,809	2,495,695
Notes and accounts receivable	151,011	751,529
Other receivables	17,335	489,976
Other financial assets	(1,257,767)	356
Ship fuel	227,539	(140,103)
Prepaid expenses and prepayments	193,718	(61,807)
Restricted assets	52,224	(49,496)
Agent accounts	(45,455)	446,811
Agency reciprocal accounts	(1,348,323)	1,254,668
Other current assets	41,724	26,527
Refundable deposits	(5,945)	(1,343)
Notes and accounts payable	(705,324)	(305,633)
Income tax payable	(157,777)	(157,430)
Accrued expenses	(1,025,284)	(550,356)
Other payables	(705)	(124,319)
Other current liabilities	(8,000)	10,368
Accrued pension liabilities	44,414	48,395
Deferred income tax assets / liabilities	(227,377)	498,979
Taxes due to unrealized gain or loss on cash flow hedge	(973)	(64,488)
Net cash (used in) provided by operating activities	(1,225,751)	7,765,088

(Continued)

EVERGREEN MARINE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2008	2007
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of available-for-sale financial assets - non-current	$ 22,199	$ 14,080
Acquisition of financial assets carried at cost - non-current	-	(43,750)
Proceeds from sale of financial assets carried at cost - non-current	-	581,000
Proceeds from capital reduction of investee	1,705	3,409
Proceeds from sale of investments in bonds without active markets - non-current	329	-
Acquisition of long-term equity investments accounted for under the equity method	(300,000)	(180,000)
Acquisition of property, plant and equipment	(4,015,222)	(3,042,408)
Proceeds from disposal of property, plant and equipment	823,298	1,109,015
Increase in deferred expenses	(88,716)	(48,472)
Decrease in long-term installment receivables	64,963	284,953
Net cash used in investing activities	(3,491,444)	(1,322,173)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in short-term loans	2,820,000	(834,000)
Increase (decrease) in long-term loans	9,288,092	(1,144,035)
Decrease in corporate bonds payable	(1,500,000)	(2,500,100)
Decrease in guarantee deposits received	(40)	(451)
Distribution of cash dividends	(5,201,453)	(877,045)
Distribution of employee bonuses and directors' and supervisors' remuneration	(81,600)	(40,620)
Net cash provided by (used in) financing activities	5,324,999	(5,396,251)
Increase in cash and cash equivalents	607,804	1,046,664
Cash and cash equivalents at beginning of year	4,499,197	3,452,533
Cash and cash equivalents at end of year	$ 5,107,001	$ 4,499,197
SUPPLEMENTAL INFORMATION OF CASH FLOW		
Interest paid	$ 281,284	$ 276,484
Less:interest capitalized	-	-
Interest paid, net of interest capitalized	$ 281,284	$ 276,484
Income tax paid	$ 434,618	$ 1,001,218
Financing activities not affecting cash flows		
Long-term liabilities due within one year	$ 232,100	$ 3,248,274
Conversion of convertible bonds into common stock	$ 564,900	$ 2,319,100

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 20, 2009.

EVERGREEN MARINE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS/FOREIGN CURRENCY EXCEPT AS OTHERWISE INDICATED)

1.HISTORY AND ORGANIZATION

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") had authorized capital of $36,000,000 and issued capital of $30,609,360 as of December 31, 2008 with a par value of $10 (dollars) per share. The Company is mainly engaged in domestic and international marine transportation, shipping agency services, and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,374 employees as of December 31, 2008.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling", and accounting principles generally accepted in the Republic of China. The Company's significant accounting polices are summarized below:

(1)Classification of current and non-current items

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

C. Financial liabilities that expire within 12 months from the balance sheet date which meet the following conditions are classified as non-current liabilities:

a) The original contract term exceeds one year.

b) Intended for long-term refinancing.

c) Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

(2)Foreign currency translations

A. The Company maintains its accounts in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(3)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which are carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(4)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

(5)Financial assets and financial liabilities at fair value through profit or loss

A. Financial assets and financial liabilities at fair value through profit or loss are recognized and derecognized using trade date accounting and are recognized initially at fair value.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

C. When a derivative is an ineffective hedging instrument, it is initially recognized at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. If a derivative is a non-option derivative, the fair value initially recognized is zero.

(6)Available-for-sale financial assets

A. Available-for-sale financial assets are recognized and derecognized using trade date accounting and are initially stated at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that has been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(7)Investment in bonds without active markets

A. Investment in bonds without active markets is recognized and derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. This financial asset is carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If, subsequently, the fair value of asset increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the previously recognized impairment loss shall be reversed to the extent of the amount of the amortized cost that would have been recognized at the date the impairment is reversed.

(8)Financial assets and financial liabilities carried at cost

A. Investment in unquoted equity instruments is recognized or derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(9)Derivative financial instruments for hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

A. Fair value hedges:

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss. Changes in the fair value of the hedged asset or liability that are attributable to the hedged item are recognized in profit or loss as an adjustment to the carrying amount of the hedged item.

B. Cash flow hedges:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

a) If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are transferred to profit or loss in the same period or periods when the hedged item affects profit or loss.

b) If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability the associated gains and losses that were recognized directly in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss, However, any loss or portion of a loss recognized directly in equity expected not to be recovered in the future is reclassified to profit or loss.

C. Hedges of net investment in foreign operations:

Any gain or loss on the hedging instrument is recognized in equity; gains and losses accumulated in equity are recognized in profit or loss when the foreign operation is disposed.

(10)Derecognition of financial assets and liabilities

A. Derecognition of the whole or parts of a financial asset occurs after the contractual rights that compose the asset is expired. When the whole or parts of a financial asset is transferred and contractual rights that compose the asset are given up, the proceeds received is treated as sales. When the transfer of financial assets does not qualify as a loss of contractual rights, then such transfer of assets is recognized as secured loan. Reacquisition of such assets' rights is not recognized as derivative financial assets.

B. Derecognition of the whole or parts of a financial liability occurs after the obligation specified in the contract binding the financial liability is discharged, cancelled or expired. On grounds of either an exchange of a financial liability for another one with its creditor based on different terms or a significant modification of the original terms, such transaction is recognized as an extinguishment of the original financial liability and a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized as gains or losses in the same period of such transaction.

(11)Allowance of doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibility of notes and accounts receivable and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(12)Ship fuel

Ship fuel is physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

(13)Long-term equity investments accounted for under the equity method

A. Long-term equity investments in which the Company holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains. The unrealized revenue which occurred between the Company and its investee or occurred between investees in the period should be eliminated. The Company's consolidated financial statements are prepared in accordance with the SFAS No. 7 "Consolidated Financial Statements". Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has effective control over the investee are included in the consolidated financial statements.

B. Exchange differences arising from translation of financial statements of overseas investee companies accounted for under the equity method are recorded as "cumulative translation adjustments" under stockholders' equity.

(14)Property, plant and equipment

A. Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B. Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

C. Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

D. For ships and equipment that are still in use after expiration of their useful lives, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful lives, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. When impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful lives based on their carrying values adjusted for the impairment loss.

(15)Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and the remaining are amortized over 2-3 years.

(16)Impairment of non-financial assets

The Company recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered.

(17)Convertible bonds

Bonds payable issued before December 31, 2005 are accounted for as follows:

A. Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

B. When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

C. Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

D. Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

(18)Pension

Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation, and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

(19)Income tax

A. Inter-period and intra-period income tax allocation methods are employed. Provision for income tax includes deferred income tax resulting from temporary differences, investment tax credits, and loss carryforward. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized. Over or under provision of prior years' income tax liabilities is included in current year's income tax.

B. Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C. A 10% surtax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year when the stockholders resolve to retain the earnings.

(20)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, pursuant to EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration", the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such a recognition is required under legal or constructive obligation and those amounts can be estimated reasonably. However, if the accrued amounts for employees' bonuses and directors' and supervisors' remuneration are significantly different from the actual distributed amounts resolved by the stockholders at their annual stockholders' meeting subsequently, the differences shall be recognized as gain or loss in the following year. In addition, according to EITF97-127 of the Accounting Research and Development Foundation, R.O.C., dated March 31, 2008, "Criteria for Listed Companies in Calculating the Number of Shares of Employees' Stock Bonus", the Company calculates the number of shares of employees' stock bonus based on the closing price of the Company's common stock at the previous day of the stockholders' meeting held in the year following the financial reporting year, and after taking into account the effects of ex-rights and ex-dividends.

(21)Revenue, cost, and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(22)Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. If the effective dates of the aforementioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

(23)Use of estimates

A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B. Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

A.Effective January 1, 2007, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, EPS, nor total assets as of and for the year ended December 31, 2008.

B.Effective January 1, 2008, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment”. Such change in accounting principle had no effect on net income, EPS, nor total assets as of and for the year ended December 31, 2008.

C.Effective January 1, 2008, the Company adopted EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. Such change in accounting principle had no effect on net income nor EPS as of and for the year ended December 31, 2008.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	December 31, 2008	December 31, 2007
Cash	$ 6,341	$ 7,414
Checking accounts	13,445	36,389
Demand deposits	12,207	8,866
Foreign currency deposits	441,996	1,470,787
Time deposits (New Taiwan dollars)	1,001,200	700,000
Time deposits (Foreign currencies)	3,697,897	2,236,790
Add: Unrealized foreign exchange (loss) gain	(66,085)	38,951
	$ 5,107,001	$ 4,499,197
Interest rates on the above time deposits	0.05%~5.00%	1.70%~5.00%

(2)Financial assets at fair value through profit or loss - current

	December 31, 2008	December 31, 2007
Trading financial assets		
Listed (TSE and OTC) stocks	$ 290	$ 35,113
Beneficiary certificates	602,598	1,207,310
Interest rate swap (IRS)	4,991	12,349
Currency exchange swap (CCS)	-	7,820
Oil swap	-	54,343
Structural financial instruments	36,183	329,146
	644,062	1,646,081
Adjustment	(54,947)	(173,543)
	$ 589,115	$ 1,472,538

A. As of December 31, 2008 and 2007, the Company recognized net loss of $12,656 and $149,937, respectively.

B. Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(3)Accounts receivable, net

	December 31, 2008	December 31, 2007
Non-related parties	$ 500,488	$ 603,085
Add: Unrealized foreign exchange (loss) gain	(5,369)	4,785
Less: Allowance for doubtful accounts	-	(1,577)
	495,119	606,293
Related parties	75,592	114,705
	$ 570,711	$ 720,998

(4)Other receivables

	December 31, 2008	December 31, 2007
Non-related parties		
Accrued income	$ 20,321	$ 3,896
Income tax refundable	12,548	14,157
Accounts receivable from disposal of investment	136,676	72,413
Current portion of long-term installment receivable	-	27,841
Incentive credits receivable from Kaohsiung Harbor Bureau	92,577	237,002
Others	41,344	139,061
	303,466	494,370
Related parties		
Others	280,713	134,985
	$ 584,179	$ 629,355

(5)Other financial assets - current

	December 31, 2008	December 31, 2007
Future transaction margin	$ 376,104	$ 105,727
Reverse repurchase agreement	987,390	-
	$ 1,363,494	$ 105,727

(6)Ship fuel

	December 31, 2008	December 31, 2007
Ship fuel	$ 332,414	$ 559,953

(7)Other current asset

	December 31, 2008	December 31, 2007
Agency accounts	$ 640,703	$ 884,594
Agency reciprocal accounts	1,768,092	1,783,879
Temporary debits	66,885	108,609
	$ 2,475,680	$ 2,777,082

A. Agency accounts

These accounts occur when foreign agencies, based on the agreement with the Company, deal with foreign port formalities regarding arrival and departure of ships, cargo loading, discharging, and forwarding, collection of freight, and payment of expenses incurred in the foreign port.

B. Agency reciprocal accounts

Temporary accounts between the Company and Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.P.A., Evergreen Marine (UK) Limited, and Evergreen Marine (Hong Kong) LTD. These accounts occur as these ship owners incur foreign port expenses and related rental expenses.

(8)Available-for-sale financial assets - current

	December 31, 2008	December 31, 2007
Listed (TSE and OTC) stocks		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	3,871	6,187
	494,672	496,988
Adjustments	(102,084)	275,076
	$ 392,588	$ 772,064

(9)Financial assets and financial liabilities carried at cost - non-current

	December 31, 2008	December 31, 2007
Unlisted stocks	$ 1,534,441	$ 1,536,146

A. The Company's investment in unlisted securities was measured at cost since its fair value cannot be measured reliably.

B. In April 2007, Taishin International Telecommunication Co., Ltd. purchased publicly-traded shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the year ended December 31, 2007.

C. In August 2008 and April 2007, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 11.67% and 18.93%, respectively. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $1,705 and $3,409, respectively, and the carrying amount of the Company's investment in PWF was written down by $1,705 and $3,409, respectively. No gain or loss was incurred.

D. After the issuance of common stock of GRETEC Construction Corp., on December 24, 2007, the Company's Board of Directors resolved to purchase 3,500 thousand shares at $12.5 dollars per share, resulting in a total investment of $43,750, which is recorded under financial assets carried at cost.

(10)Investment in bonds without active markets

			December 31,	
Item	Period	Coupon rate	2008	2007
Covertible Bond - Tuntex (Thailand) Public Company Limited	03.10.05~ 03.10.13	0%	$ -	$ 10,201
Add: Unrealized exchange gain			-	1,956
			$ -	$ 12,157

A.In 1997, the Company purchased the convertible bonds of US$180 issued by Tuntex (Thailand) Public Company Limited (TUNTEX). As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Consequently, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at face value of THB15,737 (NT$12,581), and the Company recognized income of $12,581 under "non-operating income – others" for the year ended December 31, 2005.

B. Effective January 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial instruments" and the convertible bonds were reclassified as "Investments in bonds without active markets – non-current". The book value, adjusted by spot exchange rate, was amortized by cost method, and the difference between the value and the original cost – unrealized loss (after tax) of $367 – is recognized as a reduction of 2006's shareholders' equity.

C. For stock conversion right of the above convertible bonds, please refer to Note 4 (20).

D. As of December 31, 2008, as a creditor of TUNTEX, the Company recognized distributed disposal loss of $12,451, after the liquidation of TUNTEX in September, 2008.

(11)Long-term equity investments accounted for under the equity method

A.Details of long-term equity investments accounted for under the equity method are set forth below:

Investee company	December 31, 2008 Percentage of ownership	Carrying amount December 31, 2008	Carrying amount December 31, 2007
Peony Investment S.A.	100.00%	$ 53,560,792	$ 48,998,704
Taiwan Terminal Service Co., Ltd.	55.00%	81,927	69,956
Charng Yang Development Co., Ltd.	40.00%	492,754	464,831
Evergreen International Storage and Transport Corporation	39.74%	7,484,818	7,561,859
Evergreen Security Corporation	31.25%	65,154	53,677
EVA Airways Co.	19.04%	4,900,556	8,559,094
Taipei Port Container Terminal Corporation	20.00%	635,316	327,546
		$ 67,221,317	$ 66,035,667

B.Investment income (loss) accounted for under the equity method for the years ended December 31, 2008 and 2007 is set forth below:

Investee company	For the years ended December 31, 2008	2007
Peony Investment S.A.	$ 5,856,749	$ 7,990,833
Taiwan Terminal Service Co., Ltd.	9,678	4,641
Charng Yang Development Co. Ltd.	41,683	37,933
Evergreen International Storage and Transport Corporation	430,188	412,597
Evergreen Security Corporation	11,477	5,292
EVA Airways Co.	(3,224,208)	(362,585)
Taipei Port Container Terminal Corporation	7,770	(2,681)
	$ 3,133,337	$ 8,086,030

C. On April 19, 2007 and December 24, 2007, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed to 18 million and 30 million shares at

$10 (in dollars) per share amounting to $180,000 and $300,000, respectively. As of December 31, 2008 and 2007, the percentage of ownership was 20% for both year.

(12)Property, plant and equipment

Asset	December 31, 2008 Initial cost	Accumulated depreciation	Net book value
Land	$ 1,972,540	$ -	$ 1,972,540
Building	1,512,002	(440,677)	1,071,325
Loading/discharging equipment	4,302,811	(3,305,688)	997,123
Computer equipment	119,618	(89,195)	30,423
Transportation equipment	16,018,743	(8,871,904)	7,146,839
Ships	5,770,086	(4,714,936)	1,055,150
Dock facilities	150,013	-	150,013
Office equipment	221,903	(161,545)	60,358
	30,067,716	(17,583,945)	12,483,771
Prepayments for equipment	146,860	-	146,860
	$ 30,214,576	($ 17,583,945)	$ 12,630,631

Asset	December 31, 2007 Initial cost	Accumulated depreciation	Net book value
Land	$ 1,998,859	$ -	$ 1,998,859
Building	1,512,002	(410,976)	1,101,026
Loading/discharging equipment	4,399,522	(3,184,315)	1,215,207
Computer equipment	132,254	(94,570)	37,684
Transportation equipment	13,980,792	(9,353,491)	4,627,301
Ships	5,770,086	(4,322,384)	1,447,702
Dock facilities	296,619	-	296,619
Office equipment	217,249	(159,733)	57,516
	28,307,383	(17,525,469)	10,781,914
Prepayments for equipment	3,861	-	3,861
	$ 28,311,244	($ 17,525,469)	$ 10,785,775

A. All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2008 and 2007, the insurance coverage amounted to USD107,000 and USD101,000, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to both USD 8 billion as of December 31, 2008 and 2007.

B. The Company's loading/discharging equipment was covered by the general insurance for construction machinery with insurance coverage amounting to $1,815,591 and $2,001,831 as of December 31, 2008 and 2007, respectively. The fire and car insurance coverage for the office equipment was $1,310,673 and $1,335,715 as of December 31, 2008 and 2007, respectively. Container facilities were insured with full coverage amounting to USD299,765 and USD272,146 as of December 31, 2008 and 2007, respectively.

C. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company was obliged to return the pier to the Bureau but had the privilege to lease the pier. The construction project was reclassified to dock facilities upon completion on January 1, 1992. The Company leased the pier on a ten-year contract effective March 1, 2008 and amortized it on a straight-line basis over 10 years with the amortization recognized as loading/discharging expenses.

D. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company was obliged to return the piers to the Bureau but had the privilege to lease the piers. The construction project was reclassified to dock facilities upon completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization recognized as loading/discharging expenses.

(13)Long-term installment receivable

	December 31, 2008	December 31, 2007
Receivables from sales of vessels	$ -	$ 69,770
Less: unrealized foreign exchange loss	-	(4,807)
	-	64,963
Less: current portion	-	(27,841)
Long-term installment receivable, net	$ -	$ 37,122

The long-term installment receivable were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2007, the accrued amount of the receivables was USD2,000. As of December 31, 2008, the long-term installment receivable was collected in full.

(14)Short-term loans

	December 31, 2008	December 31, 2007
Unsecured loans	$ 2,820,000	$ -
Interest rate	1.60%~2.30%	-

(15)Financial liabilities at fair value through profit or loss - current

	December 31, 2008	December 31, 2007
Trading financial liabilities		
Interest rate swap	$ 3,818	$ 8,373
Currency exchange swap	-	416,074
Oil swap	2,619,450	350,037
Foreign exchange rate option	598,104	289,230
	$ 3,221,372	$ 1,063,714

A.As of December 31, 2008 and 2007, the Company recognized net loss of $3,086,605 and $384,157, respectively.

B.Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(16)Derivative financial liabilities for hedging - current

	December 31, 2008	December 31, 2007
Interest rate swap	$ -	$ 3,892

(17)Accrued expenses

	December 31, 2008	December 31, 2007
Accrued expenses	$ 493,240	$ 159,989
Estimated accrued expenses	1,773,369	3,182,078
Less: unrealized foreign exchange loss (gain)	37,453	(12,721)
	$ 2,304,062	$ 3,329,346

(18)Long-term liabilities due within one year

	December 31, 2008	December 31, 2007
Corporate bonds payable	$ 232,100	$ 1,500,000
Long-term bank loans	-	1,748,274
	$ 232,100	$ 3,248,274

(19)Financial liabilities at fair value through profit or loss - non-current

	December 31, 2008	December 31, 2007
Trading financial liabilities		
Oil swap	$ 818,728	$ -

Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(20)Financial liabilities carried at cost - non-current

	Item	Period	December, 31 2008	December, 31 2007
Stock conversion right	Convertible bonds - Tuntex (Thailand) Public Company Limited	03.10.13	$ -	$ 9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bonds issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated on the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737) or convert to stock on the maturity date. Effective January 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments". The convertible bonds were discounted at effective interest rate at its acquisition. The unrealized loss of THB 11,263 (NTD 9,004), after tax, was recognized as a deduction of 2006's shareholders' equity. Thereafter, the unrealized loss is evaluated by cost method using historical exchange rate.

(21)Corporate bonds payable

	December 31, 2008	December 31, 2007
Secured corporate bonds	$ -	$ 1,500,000
Unsecured corporate bonds	232,100	797,000
Add: Accrued interest compensation	-	4,964
	232,100	2,301,964
Less: Current portion	(232,100)	(1,500,000)
	$ -	$ 801,964

A. On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms of the issuance are set forth below:

a)Period: 5 years (January 12, 2004 to January 11, 2009)

b)Coupon rate: 0% per annum

c)Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d)Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e)Redemption at the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f)Redemption at the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g)Terms of conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest of the three average closing prices of the Company's common stock during the 10, 15, and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). As of the date of the issuance of this financial statement, the adjusted conversion price was $21.65 (in dollars).

h)Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

B. On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms of the issuance are set forth below:

a)Period: 5 years (September 6, 2004 to September 5, 2009)

b)Coupon rate: 0% per annum

c)Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d)Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e)Redemption at the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f)Redemption at the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g)Terms of conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3, and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). As of the date of the issuance of this financial statement, the adjusted conversion price was $18.07 (in dollars).

h)Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

(22)Long-term loans

	December 31, 2008	December 31, 2007
Secured bank loans	$ 2,000,000	$ 800,000
Unsecured bank loans	13,414,245	5,343,045
Add: Exchange loss	23,145	6,253
	15,437,390	6,149,298
Less: Current portion	-	(1,748,274)
	$ 15,437,390	$ 4,401,024
Interest rate	1.59%~2.79%	2.18%~5.39%

Please refer to Note 6 for details of the collaterals pledged for the above long-term loans.

(23)Pension

A. In accordance with the Labor Pension Act ("the Act"), effective July 1, 2005, which adopted a defined contribution scheme, employees of the Company may choose to be subject to either the Act, maintaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standard Law. Under the defined benefit plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 9.6% of the employees' monthly salaries and wages to the retirement fund deposited with Department of Trust of Bank of Taiwan under the name of Labor Pension Fund Supervisory Committee.

a)Actuarial assumptions

	December 31, 2008	December 31, 2007
Discount rate	3.25%	3.25%
Increase in future salary level	2.00%	2.00%
Expected rate of return on plan assets	3.25%	3.25%

b)Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2008	December 31, 2007
Benefit obligations:		
Vested benefit obligation (VBO)	($ 275,155)	($ 250,178)
Non-vested benefit obligation	(962,340)	(883,348)
Accumulated benefit obligation (ABO)	(1,237,495)	(1,133,526)
Effects of future salary increments	(129,980)	(114,991)
Projected benefit obligation (PBO)	(1,367,475)	(1,248,517)
Fair value of plan assets	539,022	533,397
Funded status	(828,453)	(715,120)
Unrecognized net transaction obligation	40,153	60,229
Unamortized prior service cost	19,287	20,895
Unrecognized loss on plan assets	568,578	477,975
Additional accrued pension liability	(498,038)	(444,108)
Accrued pension liability	($ 698,473)	($ 600,129)

c)The pension costs comprise the following:

	For the years ended December 31,	
	2008	2007
Service cost	$ 38,410	$ 45,972
Interest cost	40,577	39,508
Expected return on plan assets	(17,335)	(16,187)
Deferred amortization		
Unrecognized net transaction obligation	20,077	20,076
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	27,163	29,659
Net pension costs	$ 110,499	$ 120,635

B. Effective July 1, 2005, the Company established a funded defined contribution plan (the "New Plan") under the Labor Pension Act ("the Act"). Employees have the option to be covered under the New Plan. Under the New Plan, the Company contributes monthly an amount based on 6%

of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits are to be paid monthly or in lump sum upon termination of employment.

C. The pension costs under the defined benefit plan and the defined contribution plan for the years ended December 31, 2008 and 2007 were $135,903 and $140,766, respectively.

(24)Capital stock

A. As of December 31, 2008 and 2007, the Company's authorized capital was $36,000,000, and the paid-in capital was $30,609,390 and $30,338,695, respectively, divided into 3,060,939 thousand and 3,033,870 thousand shares of common stocks, respectively, with a par value of $10 per share.

B. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the years ended December 31, 2008 and 2007 are set forth below:

	For the years ended December 31,			
	2008		2007	
	No. of Shares (in 000's)	Amount	No. of Shares (in 000's)	Amount
First unsecured convertible bonds	19,647	$ 196,475	45,899	$ 458,990
Second unsecured convertible bonds	7,422	74,220	72,041	720,412
Total	27,069	$ 270,695	117,940	$ 1,179,402

(25)Capital surplus

The Securities and Exchange Act requires that capital reserve shall be exclusively used to cover accumulated deficits or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficits and the amount to be capitalized does not exceed 10% of the paid-in capital.

(26)Appropriation of retained earnings and dividend policy

A. On June 23, 2006, the Company's Shareholders' Meeting resolved to amend the Company's Articles of Incorporation on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The

Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

B. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

C. Special reserve

If there is any negative stockholders' equity item recognized by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

D. Appropriation of the 2007 and 2006 earnings as resolved by the stockholders on June 18, 2008 and June 27, 2007, respectively, is set forth below:

	2007		2006	
	Total Amount	Dividend per share (in dollars)	Total Amount	Dividend per share (in dollars)
Legal Reserve	$ 1,038,170		$ 41,158	
Cash dividends	5,201,453	$ 1.7	877,045	$ 0.3
Remuneration to directors and supervisors	45,600		7,000	
Cash bonus to employees	36,000		33,620	
	$ 6,321,223		$ 958,823	

Appropriation of the 2007 and 2006 earnings was calculated by the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2007 and 2006 decreased from $3.53 to $3.50 and from $0.14 to $0.13, respectively.

Formula : (Net income, after-tax − Cash bonus to employees − Remuneration to directors and supervisors) / Weighted-average number of outstanding shares (after retroactive adjustment)

2007 : ($10,381,702 − $36,000–$45,600)/ 2,943,402 thousand shares=$3.50

2006 : ($411,580 − $33,620–$7,000)/ 2,911,327 thousand shares=$0.13

E. The information related to the appropriation of the Company's 2008 earnings as proposed by the Board of Directors and resolved by the stockholders' meeting in 2009 will be posted in the "Market Observation Post System" on the website of the Taiwan Stock Exchange.

(27)Operating revenue

	For the years ended December 31,	
	2008	2007
Marine freight income	$ 21,016,761	$ 26,448,735
Ship rental income	811,791	742,594
Commission income and Agency service income	286,158	295,670
Others	322,702	357,436
	$ 22,437,412	$ 27,844,435

(28)Income tax

Income tax expsense and income tax profit are recociled as follows:

	For the years ended December 31,	
	2008	2007
Income tax expense	$ 48,491	$ 1,278,277
Add (Less):		
Prepaid and withholding taxes	(66,738)	(453,200)
Separate income tax	(463)	(337)
Adjustments for changes in tax estimates	128,116	105,284
Net change in deferred income tax assets/ liabilities	227,377	(498,979)
Income tax effect arising from equity adjustments	973	64,488
Income tax payable	$ 337,756	$ 495,533

A. Deferred income tax assets and liabilities

	December 31, 2008	December 31, 2007
Total deferred income tax assets	$ 1,046,968	$ 460,198
Total deferred income tax liabilities	($ 2,360,464)	($ 2,000,245)
Valuation allowance for deferred income tax assets	$ -	($ 826)

B. Details of temporary differences resulting in deferred income tax assets and liabilities are as follows:

	December 31, 2008		December 31, 2007	
	Amount	Tax effect	Amount	Tax effect
Current item:				
Bad debts expense	$ 1,100	$ 275	$ 556	$ 139
Unrealized foreign exchange loss (gain)	104,286	26,071	(23,700)	(5,925)
Loss on valuation of financial assets	50,906	12,726	81,025	20,256
Loss on valuation of financial liabilities	3,188,918	797,230	1,014,844	253,711
Loss on valuation of financial liabilities for hedging	-	-	3,892	973
Loss carryforwards	304,520	76,130	-	-
		$ 912,432		$ 269,154
Non-current item:				
Deferred income on disposal of ships	337,709	84,427	581,152	145,288
Unrealized expense and losses	-	-	3,306	826
Pension expense	200,435	50,109	156,021	39,005
Equity-accounted investment income	(9,441,858)	(2,360,464)	(7,977,281)	(1,994,320)
Valuation allowance		-		(826)
		($2,225,928)		($1,810,027)

C. The earnings of 2007 and 2006 as proposed by the Board of Shareholders not to be appropriated, have been assessed the 10% surtax amounting to $406,325 and $0, respectively.

D. As of December 31, 2008, the Company's income tax returns through 2005 has been assessed and approved by the Tax Authority.

E. Unappropriated retained earnings

	December 31, 2008	December 31, 2007
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	12,591,107	18,273,064
	$ 18,161,703	$ 23,843,660

F. As of December 31, 2007 and 2006, the balance of the imputation tax credit account was $2,056,361 and $2,514,476, respectively. The creditable tax rate was 15.80% for 2007 and is estimated to be 16.33% for 2008.

(29)Earnings per share

	For the year ended December 31, 2008				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax	(in thousands)	Before tax	After tax
Basic EPS					
Net income	$ 687,757	$ 639,266	3,055,070	$ 0.23	$ 0.21
Dilutive effect of common stock equivalents:					
Convertible bonds	7	5	16,864		
Dilutive EPS					
Net income attributable to common stockholders plus dilutive effect of common stock equivalents	$ 687,764	$ 639,271	3,071,934	$ 0.22	$ 0.21

	For the year ended December 31, 2007				
	Amount		Weighted-average outstanding common shares (in thousands)	Earnings per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic EPS					
Net income	$11,659,979	$10,381,702	2,943,402	$ 3.96	$ 3.53
Dilutive effect of common stock equivalents:					
Convertible bonds	55	41	128,429		
Dilutive EPS					
Net income attributable to common stockholders plus dilutive effect of common stock equivalents	$11,660,034	$10,381,743	3,071,831	$ 3.80	$ 3.38

(30)Personnel, depreciation, depletion, and amortization expenses

Personnel, depreciation, depletion, and amortization expenses are summarized as follows:

	For the year ended December 31, 2008		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 382,773	$ 915,185	$ 1,297,958
Labor and health insurance	16,186	55,327	71,513
Pension expense	55,056	80,847	135,903
Others	24,344	37,035	61,379
Depreciation	1,507,120	149,880	1,657,000
Depletion	-	-	-
Amortization	443,616	29,669	473,285

	For the year ended December 31, 2007		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 344,220	$ 1,004,869	$ 1,349,089
Labor and health insurance	16,392	60,622	77,014
Pension expense	54,033	86,734	140,767
Others	22,514	30,848	53,362
Depreciation	1,080,161	162,064	1,242,225
Depletion	-	-	-
Amortization	602,613	26,834	629,447

5. RELATED PARTY TRANSACTIONS

(1) Names of the related parties and their relationships with the company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Taipei Port Container Terminal Corporation	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Chang Yung-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (VIGOR)	Indirect subsidiary of the Company
Clove Holding Ltd. (CLOVE)	Indirect subsidiary of the Company
Evergreen Marine (UK) Limited (EMU)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Ireland) Ltd. (EGU-DBL)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Poland) SP.ZO.O (EGD-WWX)	Indirect subsidiary of the Company
Evergreen Argentina S.A. (EGB)	Indirect subsidiary of the Company
Evergreen Shipping Agency France S.A. (EGF)	Indirect subsidiary of the Company
Evergreen Shipping (Spain) S.L. (EES)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Italy) S.P.A. (EIT)	Indirect subsidiary of the Company

Related Party	Relationship with the Company
Evergreen Shipping Agency (Vietnam) Corp. (EGV)	Indirect subsidiary of the Company
Island Equipment LLC. (Island)	Indirect subsidiary of the Company
Armand Investment (Netherlands) N.V. (Armand N.V.)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Australia) Pty. Ltd. (EMA)	Indirect subsidiary of the Company
PT. Evergreen Shipping Agency Indonesia (EMI)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Korea) Corporation (EGK)	Indirect subsidiary of the Company
Evergreen Shipping Agency (India) Pvt. Ltd. (EGI)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Russia) Ltd. (ERU)	Indirect subsidiary of the Company
Ample Holding Ltd. (AMPLE)	Indirect subsidiary of the Company
Armand Estate B.V. (Armand B.V.)	Indirect subsidiary of the Company
Luanta Investment (Netherlands) N.V.	Investee of Peony
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony (Disposed in May, 2008)
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Kingtrans International Logistics (Tianjin)Co.,Ltd (KTIL)	Investee of Peony
Green Peninsula Agencies SDM. BHD. (GPA)	Investee of Peony
Whitney Equipment LLC. (WHITNEY)	Indirect subsidiary of the Company
Hemlock Equipment LLC. (HEMLOCK)	Indirect subsidiary of the Company
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A.(ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) Ltd. (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the years ended December 31,			
	2008		2007	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$ 98,366	-	$ 102,540	-
EIC	2,225,370	10	2,007,331	8
EVA	30	-	51	-
TTSC	3,082	-	3,082	-
ITS	5,077	-	136,061	-
EMU	57,041	-	81,777	-
GMS	341,449	2	324,647	2
EIS	102,622	-	99,569	-
GESA	19,523	-	21,203	-
	$ 2,852,560	12	$ 2,776,261	10

The business terms on which the Company transacts with related parties are of no difference from those with non-related parties.

B. Expenditures on services rendered by related parties

	For the years ended December 31,			
	2008		2007	
	Amount	% of total Operating Costs and Expenses	Amount	% of total Operating Costs and Expenses
EITC	$ 882,437	4	$ 848,033	3
TTSC	808,390	4	742,019	3
EIC	380,829	2	378,970	2
ESRC	43,655	-	43,880	-
EVA	22,782	-	3,793	-
EAS	1,638	-	1,796	-
GESA	1,739,186	8	1,792,169	7
GMS	299,882	1	466,998	2
EIS	86,495	-	119,952	-
EGT	49,706	-	56,640	-
EMI	44,460	-	54,978	-
EGI	11,986	-	18,425	-
EGV	11,758	-	-	-
EGS	8,622	-	16,868	-
EGK	3,697	-	12,334	-
ITS	-	-	392,106	2
EMU	-	-	233,047	1
	$ 4,395,523	19	$ 5,182,008	20

The business terms on which the Company transacts with related parties are of no difference from those with non-related parties.

C. Asset transactions

a) Acquisitions of property, plant, and equipment

	Items	2008	2007
ESRC	Office equipment	$ 1,036	$ -
EIC	Transportation equipment - vehicles	-	3,845
EHIC(M)	Transportation equipment - containers	2,274,610	-
		$ 2,275,646	$ 3,845

The purchase of containers was part of the resolution by the Company's Board of Directors with EHIC (M) at a total price as shown above. Both parties agreed to settle the payment the next month after the delivery date. As of December 31, 2008, the payment was made in full.

b)Sales of property, plant and equipment

		For the years ended December 31,			
		2008		2007	
	Item	Price	Gain on disposal	Price	Gain on disposal
TTSC	Computer equipment	$ -	$ -	$ 48	$ 2

c) On March 1, 2006, the Company's Board of Directors resolved to sell five ships to its indirect subsidiary - Greencompass Marine S.A.. Since the Company has effective control over GMS, which is accounted for under equity method, in accordance with R.O.C. GAAP, all unrealized gain from the transaction was eliminated. As of December 31, 2008, the unrealized gain of $337,709 was recorded as other liabilities-deferred debts.

D.Lease

a) Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the years ended December 31,			
		2008		2007	
	Leasehold Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office building	$ 98,565	97	$ 72,402	95
"	Transportation equipment	1,550	2	1,664	2
EVA	Parking lots	128	-	304	1
ESRC	Parking lots	96	-	96	-
		$ 100,339	99	$ 74,466	98

b) Rental expense (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the years ended December 31,			
		2008		2007	
	Leasehold Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$ 47,012	99	$ 39,834	96
EVA	Parking lots	547	1	738	1
EITC	Office buildings	-	-	1,091	3
		$ 47,559	100	$ 41,663	100

c) Rental expsense incurred for the vessels and slot lease from the related parties are recorded as direct operating costs. Details are set forth below:

	For the years ended December 31,					
	2008			2007		
	Amount	% of Total Vessel and Slot Rental Expenses		Amount	% of Total Vessel and Slot Rental Expenses	
EITC	$	607,348	17	$	633,167	14
GESA		1,739,186	49		1,798,309	40
GMS		299,882	8		500,757	11
EIS		86,495	2		119,862	3
ITS		-	-		381,706	9
EMU		-	-		232,880	5
	$	2,732,911	76	$	3,666,681	82

E. Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	December 31, 2008			December 31, 2007		
	Amount		% of Account Balance	Amount		% of Account Balance
Accounts receivable						
EIC	$	32,833	6	$	60,901	9
EITC		24,882	4		24,556	3
EIS		8,457	2		13,474	2
EMU		4,955	1		4,583	1
GESA		1,961	-		1,663	-
GMS		1,556	-		9,337	1
ITS		948	-		191	-
	$	75,592	13	$	114,705	16

	December 31, 2008		December 31, 2007	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EIC	$ 136,037	23	$ 74,666	12
TPCT	1,326	-	-	-
TTSC	270	-	270	-
GMS	8,951	2	21,750	4
EIS	71,441	12	30,065	5
EMU	58,512	10	1,113	-
CCT	4,047	1	3,275	1
GESA	4	-	1,745	-
ITS	-	-	1,538	-
Others	125	-	563	-
	$ 280,713	48	$ 134,985	22

	December 31, 2008		December 31, 2007	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts Payable				
TTSC	$ 42,707	3	$ 44,357	2
EIC	29,072	2	23,430	1
EITC	9,165	-	8,338	-
ESRC	3,828	-	3,728	-
EIS	59,131	4	67,496	3
ITS	32,751	2	32,441	2
EGS	3,947	-	-	-
GMS	-	-	28,966	1
EMU	-	-	18,679	1
EMI	42	-	10,621	1
EGI	-	-	23,319	1
Others	632	-	5,389	-
	$ 181,275	11	$ 266,764	12

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided for its related parties are as follows:

	December 31, 2008		December 31, 2007	
PEONY	USD	5,000	USD	188,000
GMS	USD	628,543	USD	817,706
EMU	USD	587,335	USD	645,829
CCT	USD	53,000	USD	53,000
WHITNEY	USD	42,000	USD	12,000
TCT	USD	20,250	USD	85,592
HEMLOCK	USD	17,600	USD	-
ITS	USD	10,000	USD	10,000

(4)Significant contracts with related parties

A. The Company entered into an agreement with EIC for consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be effective unless terminated.

B. The Company entered into an agreement with EIC for services, such as cargo-forwarding and freight-collecting. As of December 31, 2008 and 2007, the receivables were $32,833 and $60,901, respectively. The contract has been effective since 2002 unless terminated.

C. The Company entered into an agreement with ESRC for security service in the Taipei office, the Kaohsiung office, and the Kaohsiung container yards. The monthly service fees were $940 for Taipei and $1,614 for Kaohsiung. For commitment of the long-term contracts, please refer to Note 7.

D. The Company entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of Taiwanese crew salaries and insurance premiums. The transactions are recorded as "temporary debits". As of December 31, 2008 and 2007, the debit balances of the account are as follows:

	December 31, 2008		December 31, 2007	
GMS	$	15,548	$	10,733
EIS		10,848		13,029
GESA		6,345		4,861
EMU		4,501		5,115
	$	37,242	$	33,738

E. The Company entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with foreign port formalities, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, freight collection, and payment of expenses incurred in foreign ports. The transactions are recorded as "agency accounts". As of December 31, 2008 and 2007, the balances of the accounts are as follows:

a) Debit balances of agency accounts

	December 31, 2008	December 31, 2007
EGI	$ 81,452	$ 93,239
EGT	25,620	55,125
EGB	23,265	-
EMI	20,454	15,409
EIT	3,100	8,629
EGU	556	11,000
EGD	60	-
EGD-WWX	47	-
EGS	32	4,328
EES	-	15
	$ 154,586	$ 187,745

b) Credit balances of agency accounts

	December 31, 2008	December 31, 2007
EIC	$ 12,010	$ 10,468
EGV	6,241	42,509
EGN	820	947
ERU	469	-
EGK	204	2,019
EES	41	-
EGF	7	510
EGD	-	246
EGB	-	2,635
	$ 19,792	$ 59,334

F. Temporary accounts, between the Company and Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.P.A., and Evergreen Marine (UK) Limited, incur due to foreign port formalities and pier rental expenses are recognized as agency reciprocal accounts in "Other assets (liabilities) – current". Details of the balance as of December 31, 2008 and 2007 are as follows:

a) Debit balances of agency reciprocal accounts

	December 31, 2008	December 31, 2007
EIS	$ 176,013	$ -
GMS	784,390	-
ITS	683,257	1,756,597
EMU	97,684	-
GESA	26,748	27,282
	$ 1,768,092	$ 1,783,879

b) Credit balances of agency reciprocal accounts

	December 31, 2008	December 31, 2007
EMU	$ -	$ 114,884
GMS	-	659,645
EIS	-	413,405
	$ -	$ 1,187,934

G. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2008 and 2007 are as follows:

	For the years ended December 31,	
	2008	2007
EITC	$ 90,797	$ 94,271
EIS	102,622	99,569
GMS	84,853	109,897
EMU	57,042	59,104
GESA	19,523	21,203
ITS	5,077	1,710
	$ 359,914	$ 385,754

(5)Disclosure of management's salaries, bonuses, and allowance

	For the years ended December 31,	
	2008	2007
Salaries and bonuses	$ 33,279	$ 33,318
Administrative fees	2,274	1,837
Directors' and supervisors' remuneration and employees' bonuses	-	43,660
	$ 35,553	$ 78,815

A. "Salaries and bonuses" includes salaries, premiums, pensions, severance pay, bonuses, and incentives.

B. Administrative fees include travel allowances, discretionary allowances, stipends, and provision of vehicles and housing, etc.

C. "Directors' and supervisors' remuneration and Employees' bonuses" refers to the fees recognized in accordance with EITF96-052 of the Accounting Research and Development Foundation, R.O.C.. As for the 2007 amounts, it is based on the actual amount distributed.

(6) As a means to give back to society, the Company sponsored charities for the public good and donated $54,000 to Chang Yang-Fu Foundation in 2008.

6.PLEDGED ASSETS

The Company's assets pledged as collaterals as of December 31, 2008 and 2007 are as follows:

Pledged assets	Book value December 31, 2008		Book value December 31, 2007		Purpose
Restricted assets - current					
- Time deposits	$	132,187	$	184,411	Performance guarantee
Property, plant and equipment					
-Land		1,800,093		1,800,093	Long-term loan
-Buildings		891,198		916,968	〃
	$	2,823,478	$	2,901,472	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows:

Guarantor	December 31, 2008		December 31, 2007	
Bank of America	USD	5,000	USD	5,000

B. Endorsements and guarantees issued by the Company are as follows:

Companies receiving guarantees	December 31, 2008		December 31, 2007	
Peony	USD	5,000	USD	188,000
GMS	USD	628,543	USD	817,706
EMU	USD	587,335	USD	645,829
CCT	USD	53,000	USD	53,000
WHITNEY	USD	42,000	USD	12,000
TCT	USD	20,250	USD	85,592
HEMLOCK	USD	17,600	USD	-
ITS	USD	10,000	USD	10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to December 31, 2008. As of December 31, 2008, 7,988,822 units were redeemed and 331,330 units were outstanding, representing 3,313,359 shares of the Company's common stock.

D. As of December 31, 2008, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $20,304,897 and the unutilized credits was $4,867,507.

E. As of December 31, 2008, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows:

Item	Contract Amount		Amount Paid		Amount Accrued	
Rubber-tired Gantry Crane	USD	5,500	USD	4,400	USD	1,100
Electrical Device Rubber-tired Gantry Crane	EUR	948	EUR	284	EUR	664

F. As of December 31, 2008, the estimated amount of ship rental expense in the following years under long-term contracts is set forth as follows:

Year	Amount	
2009	USD	89,738
2010		52,418
2011		5,306
	USD	147,462

G. As of December 31, 2008, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC was $30,644.

H. As of December 31, 2008, the amount of guarantee notes issued by the Company for loans borrowed was $1,500,000.

8.SIGNIFICANT CATASTROPHE

None.

9.SUBSEQUENT EVENTS

None.

10.OTHERS

(1)Significant donation events

For the year ended December 31, 2008, the Company donated USD 4,000 to Association for Across the Taiwan Straits in response to Sichuan earthquake fund raising activities.

(2)Financial statement disclosure

Certain accounts in the 2007 financial statements had been reclassified to conform to the 2008 financial statement presentation.

(3)Fair value information of financial instruments

	December 31, 2008		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 5,107,001	$ -	$ 5,107,001
Notes and accounts receivable	1,155,191	-	1,155,191
Financial assets at fair value through profit or loss			
Equity securities	92	92	-
Beneficiary certificates	551,313	551,313	-
Other financial assets-current	1,363,494	-	1,363,494
Restricted assets-current	132,187	-	132,187
Available-for-sale financial assets-non-current	392,588	392,588	-
Financial assets carried at cost-non-current	1,534,441	-	-
Refundable deposits	44,586	-	44,586
Liabilities			
Short-term loans	2,820,000	-	2,820,000
Notes and accounts payable	4,289,026	-	4,289,026
Corporate bonds payable (including current portion)	232,100	-	232,100
Long-term loans (including current portion)	15,437,390	-	15,437,390
Guarantee deposits received	24	-	24
Derivative financial instruments：			
Assets			
Interest rate swap (IRS)	4,991	-	4,991
Structured and equity-linked financial instruments	32,719	-	32,719
Liabilities			
Interest rate swap (IRS)	3,818	-	3,818
Oil swap	3,438,178	-	3,438,178
Foreign exchange option (FX option)	598,104	-	598,104

	December 31, 2007		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 4,499,197	$ -	$ 4,499,197
Notes and accounts receivable	1,323,537	-	1,323,537
Financial assets at fair value through profit or loss			
Equity securities	25,364	25,364	-
Beneficiary certificates	1,154,270	1,154,270	-
Other financial assets-current	105,727	-	105,727
Restricted assets-current	184,411	-	184,411
Available-for-sale financial assets-non-current	772,064	772,064	-
Financial assets carried at cost-non-current	1,536,146	-	-
Investments in bonda without active market - non-current	12,157	-	12,157
Long-term receivable (including current portion)	64,963	-	64,963
Refundable deposits	38,641	-	38,641
Liabilities			
Notes and accounts payable	6,178,116	-	6,178,116
Corporate bonds payable (including current portion)	2,301,964	-	2,301,964
Long-term loans (including current portion)	6,149,298	-	6,149,298
Guarantee deposits received	64	-	64
Derivative financial instruments：			
Assets			
Interest rate swap (IRS)	12,349	-	12,349
Currency exchange contracts (CCS)	7,820	-	7,820
Oil swap	54,343	-	54,343
Structured and equity-linked financial instruments	218,390	-	218,390
Liabilities			
Interest rate swap (IRS)	12,265	-	12,265
Currency exchange contracts (CCS)	416,074	-	416,074
Oil swap	350,037	-	350,037
Foreign exchange option (FX option)	289,230	-	289,230
Conversion right of stock	9,004	-	9,004

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

A. The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable/payable, other financial assets, refundable deposits, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

B. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Company.

C. Financial assets carried at the cost, consists of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For bond investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

D. Long-term accounts receivable are interest-bearing financial assets with floating interest rate, thus the carrying value is close to the fair value.

E. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

F. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

G. Financial liabilities carried at costs are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance to the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

H.The fair values of derivative financial instruments, except for those in parapragh G, are determined based on the estimated amounts to be received or paid upon termination of contracts on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Quotation prices from counterparties are available for reference in setting fair values of the Company's derivative financial instruments.

(4)Information on significant gain/loss on financial instruments and equity items

A. For the years ended December 31, 2008 and 2007, total interest income from financial assets and liabilities at fair value through profit or loss amounted to $110,362 and $171,390; whereas the total interest expense amounted to $228,469 and $170,908, respectively.

B. For the years ended December 31, 2008 and 2007, the adjustment of shareholders' equity resulting from available-for-sale financial assets was debit $353,561 and $160,282; whereas the total loss or gain deducted from the adjustment of shareholders' equity resulting from available-for-sale financial assets was $23,599 and $12,549, respectively.

(5)Information on interest rate risk positions

As of December 31, 2008 and 2007, the financial assets with fair value risk due to the change of interest rate amounted to $4,991 and $12,349; whereas the financial liabilities with fair value risk due to the change of interest rate amounted to $3,818 and $12,265, respectively. The financial assets with cash flow risk due to the change of interest rate amounted to $447,041 and $1,499,842; whereas the financial liabilities with cash flow risk due to the change of interest rate amounted to $16,337,390 and 6,149,298, respectively.

(6)Risk policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Company also held other financial assets and liabilities, such as accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate fluctuations

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed and floating interest rates methods upon issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

As of December 31, 2008, the carrying values of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

a) Fixed interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalent	$ 4,640,189	$ -	$ -	$ -	$ 4,640,189
Bank loan (Mitsubishi UFJ Financial Group)	(910,000)	-	-	-	(910,000)
" (Mizuho Bank)	(100,000)	-	-	-	(100,000)
" (Hua Nan Bank)	(300,000)	-	-	-	(300,000)
" (Chang Hwa Bank)	(610,000)	-	-	-	(610,000)

b) Floating interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalent	$ 447,041	$ -	$ -	$ -	$ 447,041
Bank loan (HSBC)	(900,000)	-	-	-	(900,000)
" (Chang Hwa Bank)	-	-	(1,500,000)	-	(1,500,000)
" (Bank of East Asia)	-	-	(750,000)	-	(750,000)
" (Taishin Bank)	-	-	(3,887,390)	-	(3,887,390)
" (Bank of Taiwan)	-	-	-	(3,200,000)	(3,200,000)
" (Taipei Fubon Bank)	-	-	(3,100,000)	-	(3,100,000)
" (Taipei Fubon Bank)	-	(200,000)	(200,000)	(600,000)	(1,000,000)
" (Bank of Taiwan)	-	(500,000)	(500,000)	(1,000,000)	(2,000,000)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus, do not have inherent interest rate risk.

Exchange rate risk

Although the Company is exposed to exchange rate risk, the Company has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Company only deals with third parties with good credit standings. In compliance with the Company's policies, strict credit assessment is to be performed by the Company prior to providing credit to customers. The occurrence of bad debts is also minimized by the Company's practices in continuously monitoring and assessing collections on notes and accounts receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Company only deals with third parties with qualifying credit standings, no collateral is required by the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed as below:

Financial instruments	December 31, 2008	
	Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity security	$ 92	92
Beneficiary certificates	551,313	551,313
Interest rate swap	4,991	4,991
Others	32,719	32,719
Available-for-sale financial assets- non-current		
Equity security	392,588	392,588
Financial assets carried at cost- non-current		
Stock	1,534,441	1,534,441

Financial instruments	December 31, 2007	
	Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity security	$ 25,364	$ 25,364
Beneficiary certificates	1,154,270	1,154,270
Interest rate swap	12,349	12,349
Currency exchange swap	7,820	7,820
Oil swap	54,343	54,343
Others	218,390	218,390
Available-for-sale financial assets - non-current		
Equity security	772,064	772,064
Financial assets carried at cost - non-current		
Stock	1,536,146	1,536,146
Investments in bonds without active market - non-current		
Corporate bonds	12,157	12,157

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(7)Hedging activity

Cash flow hedge

The Company holds interest rate swap contracts for avoiding the risk resulting from variation between floating and fixed rate, the effectiveness of hedging was within a range from 80% to 125%.

	Instrument designated for hedging				
		Fair value			
Hedge item	Financial instrument designated for Hedging	December 31, 2008	December 31, 2007	Period of Anticipated cash flow	Period of gain (loss) recognized in income statements
Floating interest debts	Interest rate swap	$ -	($ 3,892)	02~08	02~08

Items	December 31, 2008	December 31, 2007
Adjustment amount in equity	$ 2,919	$ 193,469
Adjustment amount from equity to income statement	(2,919)	(193,469)
Adjustment amount from equity to non-financial assets (liabilities)	-	-

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURE

(1)Related information of significant transactions

A. Endorsements and guarantees provided during the year ended December 31, 2008

Number (Note 1)	Endorser/guarantor	Party being endorsed/ guaranteed	Relationship with the endorser/ guarantor (Note 2)	Limit on endorsements/ gurantees provided for a single party	outstanding endorsement/ guarantee amount during the year ended December 31, 2008	Outstanding endorsement/ guarantee amount at December 31, 2008	Amount of endorsement/ guarantee secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	Ceiling on total amount of endorsements/ guarantees provided (Note 3)
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 130,582,276	$ 26,313,777	$ 20,687,232	$ -	31.68%	$ 163,227,845
					(USD 817,706)	(USD 628,543)			
0	Evergreen Marine Corporation	Peony Investment S.A.	2	130,582,276	6,049,840	164,565	-	0.25%	
					(USD 188,000)	(USD 5,000)			
0	Evergreen Marine Corporation	Evergreen Marine (UK) Ltd.	3	130,582,276	20,739,968	19,330,943	-	29.61%	
					(USD 644,499)	(USD 587,335)			
0	Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	6	32,645,569	2,790,281	666,488	-	1.02%	
					(USD 91,507)	(USD 20,250)			
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	130,582,276	1,396,122	1,382,346	-	2.12%	
					(USD 42,000)	(USD 42,000)			
0	Evergreen Marine Corporation	Hemlock Equipment LLC.	3	130,582,276	579,269	579,269	-	0.89%	
					(USD 17,600)	(USD 17,600)			
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	32,645,569	1,761,773	1,744,389	-	2.67%	
					(USD 53,000)	(USD 53,000)			
0	Evergreen Marine Corporation	Italia Marittima S.P.A.	1	392,106	332,410	329,130	-	0.50%	
					(USD 10,000)	(USD 10,000)			

Note 1: The number are assigned as follows:

"0" denotes issuer

The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries proportionate equity interest in the Company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statemnents, the amount should be interpreted by the Company.

According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceeded 250% of the net worth states in the latest financial statement.

The calculation is as follows:

The Company: NT$65,291,138 *250%=NT$163,227,845

B. Marketable securities held as of December 31, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2008				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 53,560,792	100.00	$ 53,585,872	
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	81,927	55.00	81,927	
	Charng Yang Development Co., Ltd.	Investee company accounted for by the equity method	〃	38,744	492,754	40.00	492,754	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,484,818	39.74	7,633,122	12/31 market price
	Evergreen Security Corporation	〃	〃	4,000	65,154	31.25	65,154	
	EVA Airways Corporation	〃	〃	750,571	4,900,556	19.04	5,629,284	12/31 market price
	Taipei Port Container Terminal Corporation	〃	〃	64,000	635,316	20.00	635,316	
	Power World Fund Inc.	None	Financial assets carried at cost - non-current	1,290	12,898	5.68	-	Unable to acquire net value in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.15	-	〃
	Ever Accord Construction Corp.	〃	〃	3,850	43,749	17.50	-	〃
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	〃
	TopLogis, Inc.	〃	〃	2,464	22,100	17.48	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets - non-current	46,560	356,655	8.45	356,655	
	Fubon Financial Holding Co., Ltd.	〃	〃	1,503	35,933	0.02	35,933	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2008				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
	China Man-Made Fiber Corporation	None	Financial assets at fair value through profit or loss	22	92		92	
	Beneficiary certificates:							
	Hua Nan Private Placed Bond Fund No.1	None	Financial assets at fair value through profit or loss	1,917	20,250		20,250	
	Polaris De-Li Bond Fund	〃	〃	13,114	204,035		204,035	
	Jih Sun Bond Fund	〃	〃	2,134	30,005		30,005	
	HSBC NTD Money Management Fund 2	〃	〃	3,449	50,009		50,009	
	Hua Nan Kirin Fund	〃	〃	3,323	38,006		38,006	
	Mega Diamond Bond Fund	〃		4,209	50,017		50,017	
	Capital Income Fund	〃	〃	2,602	40,000		40,000	
	ING Taiwan Income Fund	〃	〃	1,223	20,000		20,000	
	KGI Victory Fund	〃	〃	1,810	20,000		20,000	
	Lydia Capital Alternative Invetment Fund	〃	〃	400	78,991		78,991	
	Reverse Repurchse agreement:							
	Credit Suisse International	None	Other financial assets - current	-	987,390		987,390	

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Selling price	Disposal: Book value	Disposal: Gain (loss) on disposal	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Evergreen Marine Corporation	Beneficary Certificates:													
	Polaris De-Bao Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	13,078	$ 147,032	-	$ -	13,078	$ 147,412	$ 147,032	$ 380	-	$ -
	JF (Taiwan) Bond Fund	〃	〃	〃	-	-	6,366	100,000	6,366	100,037	100,000	37	-	-
	Polaris De-Li Fund	〃	〃	〃	8,497	130,000	119,480	1,846,500	114,863	1,773,581	1,772,500	1,081	13,114	204,000
	Fuh-Hwa Bond Fund	〃	〃	〃	-	-	33,081	451,000	33,081	451,647	451,000	647	-	-
	Mega Diamond Bond Fund	〃	〃	〃	-	-	59,729	704,800	55,520	655,147	654,800	347	4,209	50,000
	JF First Bond Fund	〃	〃	〃	9,752	139,000	181,288	2,603,500	191,040	2,744,931	2,742,500	2,431	-	-
	Taishin Lucky Fund	〃	〃	〃	24,002	250,000	10,934	115,000	34,936	365,422	365,000	422	-	-
	The Rsit Enhanced Bond Fund	〃	〃	〃	16,895	189,000	8,878	100,000	25,773	289,817	289,000	817	-	-
	Pca Well Pool Fund	〃	〃	〃	-	-	31,149	400,000	31,149	400,567	400,000	567	-	-
	Jih Sun Bond Fund	〃	〃	〃	-	-	36,819	515,500	34,685	485,574	485,500	74	2,134	30,000
	Bond Fund	〃	〃	〃	-	-	35,577	443,000	35,577	443,208	443,000	208	-	-
	Tlam Solomon Bond Fund	〃	〃	〃	-	-	16,754	200,000	16,754	200,113	200,000	113	-	-
	Fubon Chi-Hsiang Fund	〃	〃	〃	-	-	16,724	250,000	16,724	250,105	250,000	105	-	-

Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Beginning balance		Addition		Disposal				Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
	Upamc James Bond Fund	〃	〃	〃	-	-	43,686	690,000	43,686	690,699	690,000	699	-	-
	FSITC Bond Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	-	-	2,793	469,000	2,793	469,266	469,000	266	-	-
	HSBC NTD Money Management Fund 2	〃	〃	〃	-	-	18,493	265,000	15,044	215,128	215,000	128	3,449	50,000
	Cathay Bond Fund	〃	〃	〃	-	-	114,028	1,347,000	114,028	1,348,041	1,347,000	1,041	-	-
	Fubon Chi-Hsiang Fund	〃	〃	〃	-	-	11,984	150,000	11,984	150,100	150,000	100	-	-
	FSITC Taiwan Bond Fund	〃	〃	〃	-	-	11,389	165,500	11,389	165,553	165,500	53	-	-
	Capital Income Fund	〃	〃	〃	-	-	14,914	228,000	12,312	188,203	188,000	203	2,602	40,000
	ING Taiwan Income Fund	〃	〃	〃	-	-	44,524	721,000	43,301	701,548	701,000	548	1,223	20,000

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 882,437	3.87%	30~60 days	$ -	-	($ 9,165)	0.57%	
	Evergreen International Corp.	Investee of the Company's major shareholder	Sales	2,225,370	9.92%	30~60 days	-	-	32,833	5.75%	
			Purchases	380,829	1.67%	30~60 days	-	-	(29,072)	1.82%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	808,390	3.55%	30~60 days	-	-	(42,707)	2.67%	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	341,449	1.52%	30~61 days	-	-	1,556	0.27%	
			Purchases	299,882	1.32%	30~62 days	-	-	-	-	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,739,186	7.63%	30~63 days	-	-	-	-	
	Evergreen International S.A.	The Company's major shareholder	Sales	102,622	0.46%	30~64 days	-	-	8,457	1.48%	

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Creditor	Counterparty	Relationship with the Company	Balance	Turnover rate	Overdue receivables		Amount received subsequent to the balance sheet date	Allowance for bad debts
					Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major shareholder	$168,870		-	-	$ 139,707	-

(2)Disclosure information of investee companies

A. Disclosure of location and related information of investee companies:

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street,Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$ 53,560,792	$ 5,858,308	$ 5,856,749	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F No.177 Szu Wei 4th Rd. Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	81,927	18,841	9,678	〃
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental, and sale of residential and commercial buildings	320,000	320,000	38,744	40.00	492,754	104,209	41,683	Investee accounted for under the equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,484,818	939,919	430,188	〃
	Evergreen Security Corporation	4&5F, No.111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	65,154	36,725	11,477	〃
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.04	4,900,556	(16,889,684)	(3,224,208)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Taipei Port Container Terminal Corporation	No.25 Siajhuwei, Syuntang Village,Bali Township, Taipei County, Taiwan	Container distribution and cargo stevedoring	640,000	340,000	64,000	20.00	635,316	38,852	7,770	Investee accounted for under the equity method
Peony Investment S.A.	Greencompass Marine S. A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportatio	USD 353,500	USD 353,500	3,535	100.00	USD 979,748	USD 75,743	USD 75,743	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 555	(USD 3)	(USD 3)	〃
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 10	USD 10	10	100.00	USD 111,029	USD 7,473	USD 7,473	〃
	Evergreen Marine (UK) Ltd.	160 Euston Road, London NW 12 DX, U.K.	Marine transportatio	USD 1,503	USD 1,503	765	51.00	USD 99,457	USD 1,139	USD 581	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Heavy Industrial Corp (M) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 40,547	USD 4,864	USD 4,107	Indirect subsidiary of the Company
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 10,687	USD 1,807	USD 1,722	〃
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 804	USD 804	2	17.39	USD 363	USD 453	USD 79	〃
	PT. Evergreen Shipping Agency Indonesia	Gedung Price waterhouse coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 973	USD 517	-	51.00	USD 1,780	USD 1,725	USD 880	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	ShenZhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu kang Rd., Hengang town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,442	(USD 379)	(USD 209)	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Singapore) PTE. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 2,157	USD 438	765	51.00	USD 4,339	USD 1,386	USD 707	〃
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 1,474	USD 476	408	51.00	USD 2,231	USD 3,313	USD 1,690	〃
	Evergreen Shipping Agency (Korea) Corp.	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 2,426	USD 564	121	100.00	USD 2,768	USD 993	USD 993	〃
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 3,710	4	70.00	USD 6,802	USD 74	USD 52	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg,Germany	Shipping agency	USD 8,316	USD 90	-	100.00	USD 8,703	USD 964	USD 964	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD 95	USD -	-	100.00	USD 145	USD 58	USD 58	〃
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 184	USD 22	100	99.997	USD 1,695	USD 1,549	USD 1,549	〃
	Evergreen Shipping Agency (Australia) Pty. Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD 232	USD -	1	51.00	USD 105	USD 8	USD 4	〃
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 3,977	USD 7,642	-	100.00	USD 4,322	USD 558	USD 558	〃
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 Paris La Defense Cedex-France.	Shipping agency	USD 907	USD 146	1	99.40	USD 999	USD 142	USD 141	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping (Spain) S.L.	Calle Siete Aguas, 11 - Eetlo. 46023 Valencia, Spain	Shipping agency	USD 3,870	USD 486	3	55.00	USD 7,427	USD 7,185	USD 3,952	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Poland) SP. ZO. O	UL. Postepu 18, 02-676 Warszawa, Poland	Shipping agency	USD 662	USD 69	2	100.00	USD 573	USD 25	USD 25	〃
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 140	USD 503	150	95.00	USD 84	(USD 153)	(USD 145)	〃
	Evergreen Shipping Agency (Italy) S.P.A.	Scali Cerere, 9 Livorno Italy	Shipping agency	USD 2,352	USD 1,619	1	55.00	USD 3,156	USD 1,756	USD 966	〃
	Evergreen Shipping Agency (Russia) Ltd.	6 Sofiyskaya Street, ST Petersburg, 192236 Russia	Shipping agency	USD 848	USD 124	-	51.00	USD 812	USD 1,638	USD 835	〃
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 454	USD 345	-	51.00	USD 1,669	USD 2,799	USD 1,427	〃
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114 Huangho E. Rd., Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related	USD 4,447	USD 4,447	-	40.00	USD 6,586	USD 1,939	USD 776	Investee company of Peony accounted for under the equity method

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Kingstrans International Logistics (Tianjing) Co., Ltd.	No.12 Yuejin Rd. Tianjin Port International Logistics Center, Tanggu District, Tianjin, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 2,000	USD 2,000	-	20.00	USD 2,139	(USD 409)	(USD 82)	Investee company of Peony accounted for under the equity method
	Ningbo Victory Container Co., Ltd.	No.201 Xiaoshan Rd., Taipingyang Industrial Area, Beilun, Ningbo, Zhejiang, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,293	USD 970	USD 388	〃
	Shanghai Jifa Logistics Co., Ltd.	12F Jifa Buidling No.4049C Jungong Rd., Shanghai City, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD -	USD 6,635	-	0.00	USD -	USD -	USD -	〃
	Balsam Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 168,101	(USD 12,422)	(USD 6,087)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2008			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Luanta Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50.00	USD 86,504	USD 151,555	USD 75,777	Investee company of Peony accounted for under the equity method
	Green Peninsula Agencies SDM. BHD	NO.7, Jalan Jurutera U1/23, Section U1, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor Darul Ehsan, Malaysia	Investment holding company	USD 7,255	USD 450	1,500	30.00	USD 7,223	USD 5,257	USD 1,577	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 28,636	USD 28,636	10,600	48.18	USD 28,682	USD 11,732	USD 5,653	〃

B.Loans granted for the year ended December 31, 2008

No.	Creditor	Borrower	General ledger account	Maximum outstanding balance for the year ended December 31, 2008	Balance at December 31, 2008	Interest rate (%)	Nature of loan (Note 1)	Amount of transaction with the borrower	Reason for short-term financing (Note 2)	Allowance for doubtful accounts	Collateral		Limit on loans granted to a single party (Note 3)	Ceiling on total loans granted (Note 3)
											Item	Value		
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties	USD 2,000	USD 2,000	2.230~ 3.490	2	USD -	Working capital requirement	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
		Kingtrans International Logistics (Tianjin)Co.,Ltd	〃	USD 1,500	USD 1,500	3.544	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
		Luanta Investment (NetherLands) N.V.	〃	USD 27,825	USD 4,665	4.701	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
2	Clove Holding Ltd.	Island Equipment LLC.	〃	USD 11,523	USD 11,523	5.150	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 4,801	USD 4,801	5.150	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455
		Kingtrans International Logistics (Tianjin)Co.,Ltd	〃	USD 1,500	USD 1,500	3.544	2	USD -	〃	USD -	-	USD -	NTD 13,058,228	NTD 26,116,455

Note 1:Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the loans extended to the companies which require short-term financing.

Note 2:The reason that the loan was granted and the usage of the loan should be stated, if the nature of the loan is "2".

Note 3: The explanation of the equation of the limits and amounts is required and set forth as follows:

1.According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company:NTD65,291,138 *20%=NTD13,058,228

2.According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements.

The calculation is as follows:

NTD65,291,138 *40%=NTD26,116,455

C. Marketable securities held as of December 31, 2008

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Peony Investment S.A.	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD	111,029	100.00	USD	111,029		
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD	8,703	100.00	USD	8,703		
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD	145	100.00	USD	145		
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD	2,768	100.00	USD	2,768		
	Evergreen Shipping Agency (Netherlands) B.V.	〃	〃	-	USD	4,322	100.00	USD	4,322		
	Evergreen Shipping Agency (Poland) SP.ZO.O	〃	〃	2	USD	573	100.00	USD	573		
	Greencompass Marine S.A.	〃	〃	3,535	USD	979,748	100.00	USD	979,748		
	Vigor Enterprise S.A.	〃	〃	5	USD	555	100.00	USD	555		
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD	1,695	99.997	USD	1,695		
	Evergreen Argentina S.A.	〃	〃	150	USD	84	95.00	USD	84		
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD	999	99.40	USD	999		
	PT Multi Bina Pura International	〃	〃	68	USD	10,687	95.30	USD	10,687		
	PT Multi Bina Transport	〃	〃	2	USD	363	17.39	USD	363		
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD	40,547	84.44	USD	40,547		
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD	6,802	70.00	USD	6,802		
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD	7,427	55.00	USD	7,427		
	Evergreen Shipping Agency (Italy) S.P.A.	〃	〃	1	USD	3,156	55.00	USD	3,156		
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD	3,442	55.00	USD	3,442		

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Peony Investment S.A.	Evergreen Marine (UK) Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by the equity method	765	USD	99,457	51.00	USD	99,457		
	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	105	51.00	USD	105		
	Evergreen Shipping Agency (Russia) Limited	〃	〃	-	USD	812	51.00	USD	812		
	Evergreen Shipping Agency (Singapore) Pte Ltd	〃	〃	765	USD	4,339	51.00	USD	4,339		
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	2,231	51.00	USD	2,231		
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	1,669	51.00	USD	1,669		
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,780	51.00	USD	1,780		
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	86,504	50.00	USD	86,504		
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	168,101	49.00	USD	168,101		
	Evergreen Container Terminal (Thailand) Limited	〃	〃	10,600	USD	28,682	48.18	USD	28,682		
	Ningbo Victory Container Co. Ltd.	〃	〃	-	USD	2,293	40.00	USD	2,293		
	Qingdao Evergreen Container Transportation Co., Ltd.	〃	〃	-	USD	6,586	40.00	USD	6,586		
	Green Peninsula Agencies SDM. BHD.	〃	〃	1,500	USD	7,223	30.00	USD	7,223		
	Kingtrans Intl. Logistics (Tianjin) Co. Ltd.	〃	〃	-	USD	2,139	20.00	USD	2,139		
	Dongbu Pusan Container Terminal Co. Ltd.	None	Financial assets carried at cost - non-current	300	USD	1,556	15.00	USD	1,556		
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492		
	Colombo - South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412		

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008						Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value		
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of the Peony	Long-term equity investment accounted for by the equity method	8	IDR	16,652,556	72.95	IDR	16,652,556	
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD	30,655	90.00	USD	30,655	
	Island Equipment LLC.	〃	〃	-	USD	1,224	36.00	USD	1,224	
	Classic Outlook Investment Ltd.	Investee of the Clove accounted for by cost method	Financial assets carried at cost - non-current	-	USD	102,359	2.25	USD	102,359	
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of the Ample accounted for by the equity method	Long-term equity investment accounted for by the equity method	22,860	USD	66,081	40.00	USD	66,081	
Island Equipment LLC	Whitney Equipment LLC.	Investee of the Island accounted for by the equity method	〃	-	USD	1,132	100.00	USD	1,132	
	Hemlock Equipment LLC.	〃	〃	-	USD	2,124	100.00	USD	2,124	
Evergreen Marine (UK) Limited	Island Equipment LLC.	Investee of the EMU accounted for by the equity method	〃	-	GBP	268	15.00	GBP	268	
	Kingtrans Intl. Logistics (Tianjin) Co. Ltd.	〃	〃	-	GBP	954	20.00	GBP	954	
Armand Investment (Netherlands) N.V.	Armand Estate B.V.	Indirect subsidiary of the Peony	〃	-	USD	9,711	100.00	USD	9,711	
Armand Estate B.V.	Taipei Port Container Terminal Corporation	Investee of the Armand Estate B.V. accounted for by the equity method	〃	32,000	USD	9,651	10.00	USD	9,651	
Greencompass Marine S.A.	Lydia Capital Alternative Investment Fund	None	Financial assets at fair value - current	8	USD	450	-	USD	450	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2008							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Evergreen Shipping Agency (Singapore) Pte Ltd.	RTW AIR SERVICES (S) PL	〃	Financial assets carried at cost - non-current	30	SGD	40	2.00	SGD	40		
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service	Investee of the EGT accounted for by cost method	〃	4	THB	1,160	2.00	THB	1,160		
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of the EGD accounted for by cost method	〃	-	EUR	18	100.00	EUR	18		
	Zoll Pool	〃	〃	10	EUR	10	6.25	EUR	10		
	Evergreen Shipping Agency (Switzerland) S.A.	〃	〃	-	EUR	69	100.00	EUR	69		

D.Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2008

Purchaser/seller	Counterparty	Relationship with the Company	Transaction					Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount		% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	Sales	USD	9,527	0.47%	15~30 days	-	-	-	-	
	〃	〃	Purchases	USD	10,820	0.55%	15~30 days	-	-	-	-	
	Evergreen International S.A.	Related party	Sales	USD	8,299	0.41%	15~30 days	-	-	-	-	
	〃	〃	Purchases	USD	6,316	0.32%	15~30 days	-	-	-	-	
	Italia Marittima S.P.A.	〃	Purchases	USD	5,306	0.27%	15~30 days	-	-	-	-	
Evergreen Heavy Industrial Corp. (M) Berhad	Evergreen Marine Corp.	The parent	Sales	MYR	241,075	61.39%	45 days	-	-	-	-	
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Marine (UK) Limited	Related party	Sales	EUR	2,533	23.00%	None	-	-	-	-	
	Evergreen International S.A.	〃	Sales	EUR	3,208	29.00%	None	-	-	-	-	
Hemlock Equipment LLC	Evergreen Marine Corp.	The parent	Sales	USD	13,218	70.00%	5 days	-	-	-	-	
Evergreen Shipping Agency (Netherlands) B.V.	Evergreen International S.A.	Related party	Sales	EUR	3,215	42.91%	None	-	-	-	-	
	Evergreen Marine (UK) Limited	〃	Sales	EUR	2,064	27.55%	None	-	-	-	-	
Evergreen Shipping Agency (Italy) S.P.A.	Italia Marittima S.P.A.	〃	Sales	EUR	3,481	32.00%	None	-	-	-	-	

E. Derivative financial instruments transactions:

Greencompass Marine S. A. and Evergreen Marine (UK) Limited -investees of the Company- are engaged in interest rate swaps and currency exchange options in order to hedge the risks resulting from the fluctuation of interest rates and exchange rates. As of December 31, 2008, the outstanding derivative instruments are as follows:

	December 31, 2008	
Derivative instruments	Notional Principal (Contract Amount)	Fair Value
Interest rate swaps (IRS)	USD 92,795	(USD 10,752)
Currency exchange swap (CCS)	USD 40,380	(USD 3,860)

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in Capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted		Accumulated amount of remittance to Mainland China as of December 31, 2008	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2008 (Note 2)	Book value of investment in Mainland China as of December 31, 2008	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2008
					to Mainland China	back to Taiwan					
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	RMB 271,565	(2)	$ 197,478 (USD 6,000)	-	Note 4	$ 197,478 (USD 6,000)	Note 4	Note 4	Note 4	$ -
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 24,119	(2)	$ 33,505 (USD 1,018)	-	-	$ 33,505 (USD 1,018)	40.00	$ 12,236 (USD 388)	$ 75,468 (USD 2,293)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 92,500	(2)	$ 146,365 (USD 4,447)	-	-	$ 146,365 (USD 4,447)	40.00	$ 24,456 (USD 776)	$ 216,750 (USD 6,586)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, restore, repair, clearing, and related activities	RMB 44,960	(2)	$ 103,149 (USD 3,134)	-	-	$ 103,149 (USD 3,134)	55.00	($ 6,575) (USD -209)	$ 113,280 (USD 3,442)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yards	HKD 92,000	(2)	$ 26,771 (HKD 6,304)	-	-	$ 26,771 (HKD 6,304)	6.85	$ -	$ 26,771 (HKD 6,304)	-

Investee in Mailand China	Main activities	Paid-in Capital	Investment method (Note1)	Accumulated amount of remittance to Mainland China as of January 1, 2008	Amount remitted		Accumulated amount of remittance to Mainland China as of December 31, 2008	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2008 (Note 2)	Book value of investment in Mainland China as of December 31, 2008	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2008
					to Mainland China	back to Taiwan					
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	RMB 77,929	(2)	$ 131,652 (USD 4,000)			$ 131,652 (USD 4,000)	30.20	($ 5,963) (USD -189)	$ 115,530 (USD 3,510)	

Balance of investments in Mainland China as of December 31, 2008	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note 3)	Quota of Investments in Mainland China imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)
$638,920 (USD 18,599) (HKD 6,304)	$1,187,896 (USD 36,092)	$37,947,706

(Net worth of the Company:NT$63,246,176)

Note 1:Investment in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country

(2) Via a new investee to be set up in a third country

(3) Via an existing investee set up in a third country

(4) Investing directly in Mainland China

(5) Others

Note 2:Investment income (loss) for the year

"(1)" Denotes that the investee is still in the start-up stage.

"(2)" Denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor

(b) Based on the investee's financial statements audited by the Company's auditor

(c) Others

Note 3:The amount in the table should be stated in New Taiwan Dollars.

Note 4:The Company sold its equity of Shanghai Jifa Logistics Co., LTD in the second quarter f 2008. The Company will receive the proceeds from disposal of in this long-term investment after the approval of the authority in Mainland China.

12.SEGMENT INFORMATION

(1)Financial information by industries

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

(2)Financial information by geographical areas

The Company is engaged in international marine transportation; however, its foreign-port formalities regarding arrival and departure of ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred in foreign ports are handled by overseas shipping agents. Therefore, no disclosure is required.

(3)Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

(4)Information on major customers

The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.